FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 001-32412

CENTRAL SUN MINING INC.
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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EXHIBIT  NO.          DESCRIPTION

99.1                            Technical Report on Mineral Resources and Mineral Reserves, Limón Mine, dated March 14, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL SUN MINING INC.

Date: March 23, 2009	By: /s/ Denis C. Arsenault Denis C. Arsenault, Chief Financial Officer

EXHIBIT 99.1

TECHNICAL REPORT ON MINERAL RESOURCES AND MINERAL RESERVES, LIMÓN MINE AND MESTIZA-LA INDIA AREAS, NICARAGUA

NI 43-101 Report

Authors:

William N. Pearson, Ph.D., P.Geo.

Graham Speirs, P.Eng.

March 14, 2009

TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES

PAGE

LIST OF APPENDIX FIGURES

PAGE

1 SUMMARY

EXECUTIVE SUMMARY

Central Sun has prepared a Technical Report on the Limón gold mine and the Mestiza-La India property in northern Nicaragua. This report presents an updated estimate of the Mineral Resources and Mineral Reserves of the Santa Pancha, Talavera, Veta Nueva and Open Pit deposits at Limón and reviews the Company's Mine Plan. An inferred mineral resource has been estimated for the newly discovered Santa Pancha South Zone at Limón. The Technical Report has been prepared to conform to NI 43-101 Standards of Disclosure for Mineral Projects. The authors of this report have visited the property on a number of occasions and have been directly involved with the exploration and mining programs carried out there.

Central Sun is a reporting issuer listed at the Toronto Stock Exchange (TSX: CSM). The company, through its 95% interest in Triton Minera S.A. (TMSA), owns and operates the Mina El Limón mineral concession and holds nine (9) exploration-stage mineral concessions collectively covering a total of 34,970 ha, including the past producing La India mine; all of which are located in northwestern Nicaragua. The Mestiza-La India project comprises the 100% owned Espinito-Mendoza concession, the 40% owned Espinito-San Pablo mineral concessions (collectively the Mestiza property), and the La India concession that surrounds both these concessions.

This report discusses the 12,000 ha Mina El Limón mineral concession, including the Santa Pancha, Talavera and Veta Nueva underground mines, Open Pits and the Mestiza-La India project located 70 km east by road of Limón. Table 1-1 below summarizes Central Sun's estimate of the Mineral Reserves and Mineral Resources at the Mina El Limón concession and Mestiza-La India Project, as of December 31, 2008:

TABLE 1-1 MINERAL RESERVES AND MINERAL RESOURCES

Central Sun – Limón Mine and Mestiza-La India Project

As at December 31, 2008

Mineral Reserves

Deposit	Category	Tonnes	Grade (g Au/t)	Contained Ounces Au
Talavera	Proven	12,100	3.61	1,400
	Probable	44,158	4.49	6,400
Santa Pancha	Proven	43,800	5.50	7,700
	Probable	647,334	4.77	99,300
Veta Nueva	Proven	0	0.00	0
	Probable	168,169	5.66	30,600
Open Pits	Proven	12,700	6.65	2,700
	Probable	229,748	3.52	26,000
Subtotal	Proven	68,600	5.38	11,900
Subtotal	Probable	1,089,400	4.63	162,300
Total	**Proven & Probable**	**1,158,000**	**4.68**	**174,100**
	Additional Mineral Resources			
Talavera	Measured	237,900	7.25	55,400
	Indicated	31,400	4.77	4,800
Santa Pancha	Measured	0	0.00	0
	Indicated	232,100	4.02	30,000
Veta Nueva	Measured	0	0.00	0
	Indicated	55,300	6.76	12,000
Open Pits	Measured	0	0.00	0
	Indicated	6,700	3.03	660
Subtotal	Measured	237,900	7.25	55,400
Subtotal	Indicated	325,500	4.54	47,500
Total	**Measured & Indicated**	**563,400**	**5.68**	**102,900**

Talavera	Inferred	189,000	7.04	42,700
Santa Pancha	Inferred	1,036,000	5.64	187,800
Santa Pancha Sur	Inferred	1,033,000	4.99	165,600
Veta Nueva	Inferred	54,000	6.28	10,900
Open Pits	Inferred	129,000	2.97	12,300
Mestiza-La India	Inferred	558,000	8.80	158,600
Total	**Inferred**	**2,999,000**	**5.99**	**577,900**

Notes:
1. CIM definitions were followed for estimation of reserves & resources.
2. Mineral Reserves are estimated at a cutoff grade of 3.8 g Au/t. Additional Mineral Resources which exclude reserves are estimated at a cutoff grade of 3.0 g Au/t.
3. Mineral Reserves are estimated using an average long-term gold price of US$550 per ounce.
4. A minimum vein width of 2.4 m was used, and a minimum mining width of 3.0 m.
5. Dilution added was 0.3m each side (total 0.6m) at 0 grade.
6. Specific Gravity is 2.60.

The mineral resources and reserves have been estimated in accordance with the CIM Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005 as required by NI-43-101.

ECONOMIC ANALYSIS

Central Sun has prepared a Life of Mine Plan (LOMP) that schedules production of the Mineral Reserves as of January 1, 2009. The mine life is forecast to be approximately 3.5 years, ending in the second quarter of 2012. Central Sun's projection of the pre-tax cash flow is shown in Table 1-2, expressed in US dollars (US$). The key input parameters are:

- Production of 1,012 tonnes per day (based on 327 days per annum).
- Reserve Base: Mineral Reserves of 1.158 million tonnes at an average grade of 4.68 g Au/t.
- Total production: 1.158 million tonnes at 4.68 g Au/t.
- Annual gold production: 42,780 ounces, average.

- Metallurgical recovery of 86%.
- Gold price of $818 per ounce, average.
- Silver revenue assumed to be not material.
- Revenue is recognized at the time of production.
- Operating costs: $65.24 per tonne milled.
- Capital costs: $13.07 million.

GLOBAL MARKETS

The principal commodities at the Limón mine are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. A gold price of US$550 per ounce was used for the Base Case for mineral reserve estimation.

The Nicaraguan currency (Cordoba) has shown a steady decline against the US dollar over the past five years, as follows:

- December 31, 2008 – 1 US dollar = 20.27 Cordobas
- December 31, 2007 – 1 US dollar = 19.22 Cordobas
- December 31, 2006 – 1 US dollar = 18.57 Cordobas
- December 31, 2005 – 1 US dollar = 17.21 Cordobas
- December 31, 2004 – 1 US dollar = 16.24 Cordobas

For costs originally estimated in Cordobas (for example, labour), Central Sun applies an inflation factor of 6% per annum before converting to US dollars.

CASH FLOW ANALYSIS

The undiscounted pre-tax cash flow totals $26.5 million. The unit operating cost is $505 per ounce of gold. Capital expenditures are estimated to total $87 per ounce, and royalties are forecast to total $47 per ounce, over the remaining mine life. The total cost of production, including operating, capital and royalties, is estimated to be $641 per ounce. All costs and revenue are expressed in US dollars (US$) unless otherwise noted.

Central Sun's physical and cost data in the cash flow model are consistent with operations during the past several years. In view of recent gold prices above $900 USD per ounce, the Limón Mine is expected to generate a positive cash flow for the period detailed in the Life of Mine Plan.

TABLE 1-2 CASH FLOW MODEL, LIMON MINE

PRODUCTION	UNITS	2008	2009	2010	2011	2012	PLAN TOTAL
MINING							
ORE MINED (UG)	TM		258,718	245,574	256,942	154,370	915,604
GOLD GRADE	gpt		4.79	4.91	5.02	5.09	4.94
ORE MINED (OPEN PIT)	TM		64,948	94,426	83,058	0	242,432
GOLD GRADE	gpt		4.75	3.78	2.75	0.00	3.69
TOTAL ORE MINED	**TM**		**323,666**	**340,000**	**340,000**	**154,370**	**1,158,036**
AVG. GRADE	**gpt**		**4.79**	**4.60**	**4.46**	**5.09**	**4.68**
MILLING							
FEED TONNES	TM		323,666	340,000	340,000	154,370	1,158,036
GOLD GRADE	gpt		4.79	4.60	4.46	5.09	4.68
RECOVERY	%		86.0%	86.0%	86.0%	86.0%	86.0%
GOLD BULLION	OUNCES		42,822	43,231	41,952	21,724	149,729
GOLD IN CARBON	OUNCES						
RECOVERED OUNCES	OUNCES		**42,822**	**43,231**	**41,952**	**21,724**	**149,729**
SILVER BULLION	OUNCES						
GROSS INCOME							
NET REALIZED GOLD PRICE PER OUNCE	US $		800	825	825	825	818
GOLD REVENUE	**US $**		**34,257,350**	**35,665,970**	**34,610,299**	**17,922,450**	**122,456,070**
COST OF PRODUCTION							
MINING	US $		9,008,669	8,830,074	8,791,659	3,904,932	30,535,334
MILLING	US $		6,499,380	6,818,245	6,818,251	3,095,683	23,231,559
ADMINISTRATION	US $		6,389,292	6,270,984	6,270,984	2,847,208	21,778,468
TOTAL COST	**US $**		**21,897,341**	**21,919,304**	**21,880,895**	**9,847,822**	**75,545,362**
UNIT COST PER TONNE							
MINING	US$/TM		27.83	25.97	25.86	25.30	26.37
MILLING	US$/TM		20.08	20.05	20.05	20.05	20.06
ADMINISTRATION	US$/TM		19.74	18.44	18.44	18.44	18.81
COST PER TONNE	US $		**67.65**	**64.47**	**64.36**	**63.79**	**65.24**
COST PER OUNCE	US $		**511.36**	**507.02**	**521.57**	**453.31**	**504.55**
GROSS PROFIT/LOSS OF PRODUCTION	US $		**12,360,009**	**13,746,666**	**12,729,405**	**8,074,627**	**46,910,708**
Repadre Royalty Expenses (3%)	US $		1,027,721	1,069,979	1,038,309	537,673	3,673,682
Income Tax Advances (Advalorem 3%)	US $		1,027,721	1,069,979	1,038,309	537,673	3,673,682
PROFIT/LOSS of OPERATION	US $		**10,304,568**	**11,606,708**	**10,652,787**	**6,999,280**	**39,563,343**
CAPITAL EXPENDITURE	US $						
MINE	US $	1,712,879	1,949,810	1,367,301	1,367,301	875,801	7,273,092
MILL	US $	231,490	970,000	600,000	3,830,000	0	6,851,490
INFRASTRUCTURE	US $	95,179	71,000				166,179
							0
TOTAL CAPITAL	**US $**	**2,039,549**	**2,990,810**	**1,967,301**	**5,197,301**	**875,801**	**13,070,762**
NET CASH FLOW	US $	**-2,039,549**	**7,313,759**	**9,639,407**	**5,455,486**	**6,123,479**	**26,492,582**
Depreciation	US $						
NET PROFIT/LOSS BEFORE INCOME TAX	US $	**(2,039,549)**	**7,313,759**	**9,639,407**	**5,455,486**	**6,123,479**	**26,492,582**
Income Tax							
NET PROFIT/LOSS AFTER INCOME TAX		**(2,039,549)**	**7,313,759**	**9,639,407**	**5,455,486**	**6,123,479**	**26,492,582**
CUMULATIVE NET CASH FLOW		**(2,039,549)**	**5,274,210**	**14,913,617**	**20,369,103**	**26,492,582**	

SENSITIVITY ANALYSIS

Variations to the LOMP base case NPV calculated at a 5% interest rate are detailed in Table 1-3, and graphed in Figure 1-1. The cash flow is most sensitive to gold price, followed by operating cost.

TABLE 1-3 SENSITIVITY DATA
Central Sun Mining – Limón Mine

Parameter Variables	Units	-20%	-10%	Base	+10%	+20%
Gold Price	$/oz	654	736	818	900	981
Operating Cost	$/tonne	52	59	65	72	78
Capital Cost	$millions	10.5	11.8	13.1	14.4	15.7
NPV	**Units**	**-20%**	**-10%**	**Base**	**+10%**	**+20%**
Gold Price	$millions	2.3	11.6	20.9	30.2	39.4
Operating Cost	$millions	33.1	27.0	20.9	14.7	8.6
Capital Cost	$millions	22.6	21.7	20.9	20.0	19.1
Mine Life	$millions	2.3	11.6	20.9	30.2	39.4

FIGURE 1-1 CASH FLOW SENSITIVITY GRAPH


NPV @ 10% Discount rate
$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$0

	-20%	-10%	Base	10%	20%
capital	$22,626,537	$21,741,759	$20,856,981	$19,972,203	$19,087,425
cost	$33,094,468	$26,975,724	$20,856,981	$14,738,237	$8,619,494
price	$2,270,632	$11,563,806	$20,856,981	$30,150,155	$39,443,330

CONCLUSIONS AND RECOMMENDATIONS

Based on the review of the production and exploration data as well as the successful 2008 Exploration program, it is concluded that:

- The procedures used in assaying, and Mineral Reserve and Mineral Resource estimation, are in keeping with industry standards and are appropriate for the deposit and mining methods.

- The targets set out in the Life of Mine Plan for four years commencing January 1, 2009 are achievable. Annual production should average 42,780 ounces per year over the remaining 3.5 years of reserves.

- The Life of Mine Plan cash flow is most sensitive to gold price and operating cost. The current gold prices above $US900 per ounces support a robust mining operation.

- Historic and recent experience at the Limon mine indicates that there is excellent potential to outline additional reserves in the mining areas as well as outline extensions to vein systems.

- The Santa Pancha South zone discovered in 2008 increased overall inferred resources on the Limon property to 419,000 ounces; with an historic conversion rate of approximately 50% to inferred ounces to reserve ounces, this has potential to add 4 to 5 years to future mine life.

- A number of promising exploration targets have been outlined which warrant continued follow up drilling and surface exploration. There is excellent potential to substantially increase resources on the Limon mine property.

- The geological environment at Mestiza-La India is very prospective and warrants further exploration including drill testing of the geophysical anomalies and drilling of the historical resources at La India.

- The upgrading of the Limon laboratory should be completed as soon as possible to implement a LIMS system to manage all data digitally and also implement a bar code sample system to eliminate problems of mislabeling samples.

It is recommended that:

- Ongoing exploration efforts at the mines continue with the goal of extending the mine life by conversion of resources to reserves and by delineating extensions to existing veins in the immediate mine area.

- Exploration should be continued aggressively to test other target areas within trucking distance of the mill.

- Continue the exploration program in progress at Mestiza-La India and expand the program to include the complete La India concession.

- More regional exploration should be carried out to evaluate the potential for significant gold deposits on other concessions held by Central Sun in the Limón area.

The recommended 2009 Exploration Program Budget, exclusive of expenditures for the mine operation, is as follows:

Diamond Drilling	
Mine underground and shallow surface - 6,000m at $150/m all up	$ 900,000
Santa Pancha South upgrade to indicated – 11,000m at $200/m all up	$2,200,000
Drilling other targets Limon concession - 3,000 m at $200/m all up	$ 600,000
Drilling Mestiza-La India targets – 5,000m at $200/m all up	$1,000,000
Trenching	
Surface targets for potential new open pits	$ 50,000
Geophysics	
IP, ground magnetic surveys – 100 line km @$2,000 per line km	$ 200,000
Prospecting, sampling	
Reconnaissance exploration surrounding concessions	$ 100,000
Management, supervision, reporting	
Limon and Mestiza-La India projects	$ 150,000
TOTAL	**$5,200,000**

TECHNICAL SUMMARY

PROPERTY STATUS

Central Sun holds interests in 10 mineral concessions in northwestern Nicaragua covering 34,970 ha ncluding the 12,000 ha Limon Mine concession. The Mineral Concessions are located approximately 100 km northwest of Managua, the capital of Nicaragua. Production from the Limón Mine and concessions within a 10km radius of the mine are subject to the following royalties:

- A 3% net smelter royalty (NSR) to Royal Gold, Inc. ("Royal Gold), on the mineral production from the Limón Mine and any other production revenue in the future, obtained from the Limón Mine Concession and the other mineral concessions, including La India, that were formerly part of the original El Limón-La India exploration concession. The Royal Gold royalty does not apply to the Espinito-San Pablo and Espinito-Mendoza concessions comprising the Mestiza property nor does it apply to concessions outside the 10km radius of the Limon Mill.
- A royalty equal to 5% of the net profit of Triton Mining (USA) LLC (Triton USA) is due to Internacional de Comercial S.A. (IDC). Triton USA is a subsidiary of Central Sun which holds a 47.5% interest in the Limón Mine.
- The Espinito-Mendoza mineral concession is subject to a 1.5% NSR payable to the vendor.
- All concessions are subject to a 3% NSR on gold production, payable to the Government of Nicaragua.

The Santa Pancha, Talavera, Veta Nueva and Open Pit gold deposits are located within the Mina El Limón mineral concession that has a term of 25 years, expiring in 2027. The property straddles the boundary of the municipalities of Larreynaga and

Telica of the Department of León and the municipalities of Chinandega and Villa Nueva of the Department of Chinandega.

TMSA is the direct owner of the surface rights that underlie all of its current mining, milling, tailings and related facilities and infrastructure at the Limón Mine. When necessary, access agreements are negotiated and signed with the individual surface owners for other areas within the concession not owned by the Company. The Permits required for current mining and milling operations, and for exploration activities are in place.

The original purchase of the mineral concessions, except for Espinito-Mendoza in the Mestiza project, was made by Minera de Occidente S.A., (subsequently renamed TMSA). TMSA is owned 47.5% by Triton Mining Corporation (Triton), 47.5% by Triton USA, and 5% by Inversiones Mineras S.A. (IMISA), a holding company representing the unionized mine workers of Nicaragua. Central Sun's 95% interest in the concessions is from its 100% ownership of Triton and Triton USA acquired as a result of a merger with Black Hawk Mining Inc. in October 2003. The Espinito-Mendozao mineral concession was acquired by Central Sun in September 2006.

TMSA is not responsible for any type of environmental damage caused prior to the time at which it took possession of the Limón Mine in 1994, but is required to implement the necessary changes to reduce any existing environmental problems. According to the existing Central Bank regulations, TMSA may freely export and sell the gold produced and the proceeds may be repatriated without restriction.

LOCATION AND ACCESS

The Mina El Limón mineral concession is situated along the eastern margin of the Nicaragua Depression. The property lies within the relatively flat lowlands of the depression itself, but contains hills with moderate relief. The Mestiza-La India project is

in the Nicaraguan highlands lying just east of the Nicaraguan depression and in a hilly area of moderate to steep relief.

Access to the Limón mine area is by paved road approximately 125 km from Managua and approximately 15 km by all-season gravel road to the Village of El Limón. The total road distance from Managua is 140 km. The Talavera underground mine is situated approximately 4 km west of the Village of El Limón, and the Santa Pancha deposit is situated approximately 5 km east of that village. Both areas are accessible by gravel roads from the Limón mine site.

The Mestiza-La India Project is approximately 140 kilometres northwest of Managua and 45 kilometres in a direct line east of the Limón mill. The village of La Cruz de La India, located at the south end of the India concession, is on a paved highway that traverses the southern limits of the district. The road distance to the Limón mill is approximately 70 kilometres.

The climate in northwestern Nicaragua is tropical with a hot, wet season from May through November and hotter, dry season from December through to April. The mean annual temperature is 27° C with an average annual precipitation of 2 metres. The Limón Mine operates year round and is not normally affected by the typical seasonal climatic variations.

Electrical power for the Limón Mine operations is obtained from the Nicaraguan national grid system with backup generators at the mine site. Water, both industrial and potable, is drawn from local sources.

The three villages of Limón, Santa Pancha and Minvah, all located within the mine concession, have a population of approximately 10,000 people including many of the mine employees. Transportation to the Limón Mine is by private vehicles and public and company buses. At Mestiza-La India, the local population is estimated at 7,000

inhabitants with 3,000 of these living in La Cruz de La India. A power line follows the highway and supplies electricity to the village and homes located along the way. Water for La Cruz de La India is supplied from a well, located one kilometre northeast of the village.

The Mina El Limón mineral concession is in an area of low to moderate relief that offers flat areas for mine infrastructure. Elevations of the mine property range from 40 m to 300 m above mean sea level. The area is covered with sparse vegetation consisting predominantly of grasslands and scrub brush with widely spaced trees. At Mestiza, elevations range from 350 metres to 800 metres above sea level with vegetation consisting of grass, brush and sparse tree cover.

HISTORY

Historic mining and prospecting activities in the Limón district of northwestern Nicaragua, which hosts the Limón and other gold deposits, date back to the late 1850s. Modern mining and exploration started in 1918. Mine production was intermittent from the 1850s to 1941, and the exact amount of gold production is unknown for this period. Since 1941, continuous production over 67 years has amounted to more than 3.0 million ounces of gold and an unrecorded quantity of silver (as a by-product) has been produced. Much of this production was when the mine was under the control of Noranda Mines from 1941 to 1979. Production rates in this period started at 200 tons per day and increased to 345 tons per day. Within the Limón Mine concession gold production has come from three sources. These are:

- Limón vein system,
- Santa Pancha vein system, and
- Talavera vein system.

Minor production has also come from three other sources, namely; Atravesada: (within Limón concession, with production of approximately 11,000 oz Au); Rincon de

Garcia (approximately 23,800 oz Au) and Mina de Agua (approximately 46,600 oz Au). Mina de Agua and Rincon de Garcia are located in the Villanueva 2 concession about 20km north of the Limón mine. Ore from these mines was trucked for processing in the Limón mill intermittently between 1972 and 1988. There was also small scale production in the 1920s at the La Grecia mine located in the San Juan de Limay-La Grecia concession.

The La India gold vein was discovered in the 1930s. Modern gold production started in 1938 and lasted 17 years until 1955 recovering approximately 576,000 ounces of gold from 1.7 million tons (1.54 million tonnes) at an average grade of 0.39 ounces of gold per ton (13.4 g Au/t) primarily from the La India and America-Constancia veins that were mined to a depth of 200 metres. There has been no prior production in the area of the Mestiza property.

GEOLOGICAL SETTING AND MINERALIZATION

The geomorphology of Nicaragua consists of three major terranes. A northwest striking graben, 30 km to 40 km wide, parallels the Pacific coastline along the western margin of the country. This graben hosts up to 16 active or recently active volcanoes and is the site of thick Quaternary to Recent volcanic deposits. To the southwest, between the graben and the Pacific coast, a 10 km to 20 km wide belt of Tertiary, Mesozoic and Palaeozoic rocks are preserved. To the northeast of the graben; the Tertiary, Mesozoic and Palaeozoic "basement" is overlain by a major unit of Tertiary volcanic rocks, the Coyol (Miocene-Pliocene) and Matagalpa (Oligocene-Miocene) Groups. The Coyol Group hosts the known vein gold deposits in Nicaragua, including those at El Limón and La India.

The Limón Mine is located along the eastern edge of the Nicaragua graben within an area of low hills that contrast with the level plain of the graben floor. Approximately 50% of the area in the general vicinity of the mine is covered by a thin layer of

Quaternary to Recent deposits of volcanic ash and alluvium. The Mina El Limón mineral concession is underlain predominantly by volcanic strata that are correlated with the Miocene-Pliocene Coyol Group that is present over extensive areas of western Nicaragua.

Coyol Group rocks, exposed on the Mina El Limón mineral concession, range from intermediate to felsic volcanic and volcaniclastic rocks that are cut by minor intermediate to felsic hypabyssal intrusive bodies. From lowest to highest in stratigraphic section, these rocks are as follows:

- Interstratified, massive porphyry flows and coarse volcaniclastic rocks of intermediate composition
- Intermediate to felsic flows, domes and minor tuffs and epiclastic rocks.
- Weakly stratified, intermediate to felsic tuffs and epiclastic rocks.
- Massive to flow-banded, intermediate porphyritic flows.

The above units appear to be conformable and generally strike east to northeast and dip gently south with local variability common.

Deformation is dominated by normal faulting with little evidence for significant internal deformation of intervening fault blocks. The faults commonly trend northeast with moderate to steep dips to the northwest as well as southeast. A second group of faults strikes north to west-northwest, dipping steeply to the east and/or to northeast. Apparent displacements on these faults are tens to several hundreds of metres.

Gold mineralization in the Limón district is typical of low-sulphidation, quartz-adularia, epithermal systems. These deposits were formed at relatively shallow depth, typically from just below the surface to a little over one kilometre deep, from reduced, neutral-pH hydrothermal fluids with temperatures of <150° C to 300° C. The volcano-plutonic arc of western Nicaragua is a common tectonic setting for these deposits. From

bottom to top, the hydrothermal alteration and the associated gold and/or sulphide mineralization along the mineralized structures is described, as follows:

- Barren to low-grade (<1 g Au/t) structurally (fault) controlled and constrained quartz vein, and/or hydrothermal breccias and quartz stockworks, often with late-stage coarse-grained calcite veining. No base metal zone is evident at Limón. Wall rock alteration is normally minimal.

- Ore grade gold mineralization hosted in quartz veins and multi-phased quartz breccia veins (+/- adularia, +/- pyrite less than 1%). Wall rock alteration is absent to restricted at depth, but increasing in width and extent near the tops of veins, in part dependent on wall rock permeability.

- Clay alteration of variable extent and intensity, depending on wall rock permeability and fracturing, occurs in a broader zone at the tops and above the mineralized veins. The clay zone is zoned outward and upward from higher temperature mixed layer clay minerals (smectites/illite or smectites/chlorite) to lower temperature smectites that is often accompanied by dickite or kaolinite, and disseminated to microvein pyrite up to several percent. Occasional silicified horizons controlled by permeable lithologies have been observed in this zone at Limón.

- A discontinuous to continuous, laterally extensive "blanket" of low temperature quartz (opal and/or chalcedony) conforms to and occurs at the interface as well as below the paleo-water table (below the vadose zone). The quartz often includes fine-grained disseminated pyrite. Clay alteration, principally kaolinite, is more common above the veins and decreases in content, or is absent, laterally away from the veins.

- A near-surface zone of clay mineral alteration (kaolinite with or without alunite and devoid of pyrite and other sulphide minerals) is developed from acid-leaching

(steam-heated alteration) in the vadose zone above the paleo-water table. To date, no evidence of sinter deposits has been observed at Limón.

Erosion over most of the Limón Property has removed tens to hundreds of metres of the upper parts of the epithermal system. In the southern portion of the property the epithermal system at Limón has been preserved from erosion to the level of, and in places just above, the paleo-water table. Weathering has imprinted supergene alteration on top of the system.

The veins at Limón are quartz dominant with lesser and variable quantities of calcite, and minor adularia. Pyrite is the predominant sulphide, but with an average content of less than one percent. Trace amounts of chalcopyrite, sphalerite, arsenopyrite, altaite, gold tellurides and native gold are also reported to occur. Gold is present in both the banded quartz and silicified breccias that form the veins. Gold is very fine grained and relatively uniformly distributed throughout the higher grade parts of the veins; only twice has visible gold ever been reported on the Mina El Limón mineral concession.

The productive vein systems are approximately one to two kilometres long, with vein widths from less than one metre up to 25 m. Individual ore-shoots within the veins range from 60 m to 450 m long horizontally, and from 40 m to 290 m vertically. Strike orientations vary from north-northwest through northeast to east-west, and dips are from 40° to near vertical. All economic gold mineralization discovered and mined to date lies within 400 m of surface, however zones such as Santa Pancha are open at depth and were partially tested in the 2008 exploration program. The productive and prospective elevations within the vein systems vary across the district. Post-mineral faults locally disrupt and offset the veins.

The Mestiza-La India project is characterized by eroded stratovolcano vent areas consisting of volcanic rocks of calc-alkaline affinity vary in composition from andesite to rhyolite. Andesitic flows and tuff breccias are predominant and can be divided into a

lower, regionally propylitized andesite package and an upper, unaltered andesite package. The whole suite is considered to be part of the Lower Coyol Group of Miocene-Pliocene age.

There are no detailed geological maps for the other concessions; the level of geological information is limited to the published government regional maps at 1:50,000 scale. The other concessions are all underlain by the Tertiary volcanic suites of the Matagalpa and Lower Coyol groups. The older Matagalpa Group is dominated by intermediate to acid pyroclastic rocks. The Lower Coyol Group is characterized by basic lavas near its base overlain by dacite, rhyodacite and rhyolite flows, tuffs and ignimbrites. Small acid and basic subvolcanic intrusives of approximately the same age as the volcanics occur throughout the area.

The Villa Nueva, Bonete-Limon and San Antonio concessions lie within or along the western limit of the Nicaragua graben. The Tertiary volcanic suites are in places overlain by Recent and Quaternary volcanic and sedimentary units that fill the graben.

EXPLORATION

Prior to 1995, prospecting was the prominent exploration tool in the Limón area. Consequently, all but one exploration discovery of economic gold mineralization was made by trenching and drilling of outcropping quartz veins. Since there is no significant amount of sulphides or intense clay alteration directly associated with the gold mineralization, it was previously thought there is no geophysical response to the mineralized zones. A number of conventional geophysical techniques (IP, EM, and magnetometer) have been applied in the past, with little success, however recent work by Central Sun indicates that spectral IP can be used to detect areas of strong silicification with small amounts of disseminated sulphides.

Since 1996, exploration work at Limón has been directed at the discovery of hidden, subparallel veins close to existing gold mineralization. In particular:

- Subparallel veins and extensions of known veins in the Talavera area.
- Extensions of previously mined veins at the Limón and Santa Pancha open pits.

In 2004, Central Sun carried out an exploration program which consisted primarily of diamond drilling. The focus was on exploration and resource definition around Talavera, at the south end of the Limón vein, and on finding the source for auriferous quartz boulders at Santa Rosa-Uval. Additional exploration drilling had been ongoing to test a number of the exploration targets within the Limón concession. In total, some 38,300 m of diamond drilling was completed in 2004. Only limited exploration was carried out in 2005 and 2006.

In 2007, Central Sun completed an underground in-fill diamond drilling program at Talavera that totaled 4,830 metres in 41 holes. Holes were collared at 25 m spacing and intersected targets at intervals of less than 60 m apart vertically to a depth of 30 m. A diamond drilling program of 6 holes totaling 783 m also tested the north-south extension of the El Limón zone located about 2.0 km northeast of Talavera.

In 2008, Central Sun completed a diamond drill program totalling 7,055 metres in 25 holes to test targets in the Santa Pancha mine area. This work resulted in the discovery of the Santa Pancha South extension zone which extends some 500 metres along strike and 150 metres vertically. Five (5) additional high priority targets were identified but drill testing of these targets was deferred to 2009. An extensive compilation of all existing exploration data was also completed in 2008. Much of this data has not been used for many years.

The principal exploration conducted in the Mestiza-La India area, located 70 km East by road, consisted of trenching and drilling from 1983 to 1991 by the INMINE with the assistance of Soviet technical advisors. In 2004, the Company completed a 1,900 m drill

program at Soledad de la Cruz and on projected extensions of the La India vein; however no significant gold mineralization was encountered in either area. No significant work was carried out in 2005 and 2006. In 2007 Central carried out a program of diamond drilling of 3 holes totalling 619m on the Tatiana vein however this program was terminated due to financial constraints.

In 2008, at Mestiza-La India, Magnetic, Resistivity and Induced Polarization (IP) surveys were conducted by Central Sun on 55 line kilometres along with geological mapping, sampling, prospecting and data compilation. Significant higher resistivity anomalies are associated with all of the major veins that are known on the property including the Tatiana, Espinito, Guapinol, and Constancia-America showings. The strongest resistivity high with a strike length over 800 m is associated with the Guapinol vein in the middle of the Mestiza-La India property. The geophysical surveys resulted in eight (8) significant targets being outlined for drilling including the Guapinol, Espinito, Norte de La India, and Tatiana anomalies. Drilling of these targets was deferred to 2009.

MINERAL RESERVES AND MINERAL RESOURCES

An update of the mineral resources and reserves was completed in March 2008 by Central Sun mine geology and engineering personnel under the supervision of Dr. William N. Pearson, P.Geo. and Mr. Graham Speirs, P.Eng. Both individuals are Qualified Persons as defined under National Instrument 43-101. This estimate was based on work previously completed by Scott Wilson RPA in 2005 as outlined in their report dated February 24, 2005 that is filed on Sedar. The updated mineral reserve and mineral resource estimate as at December 31, 2007 incorporated results from the in-fill underground diamond drilling completed in 2007. Methodology employed was the same as used by Scott Wilson RPA except that the gold price was adjusted to $US550 per ounce for mineral reserves and cut-off grades adjusted for both mineral reserves and remaining resources. The report on this work, dated March 24, 2008, is filed on Sedar.

The present report provides a further update of the mineral resources and reserves at Limon Mine as at December 31, 2008 by the same authors. This updated estimate also includes an inferred mineral resource for the newly discovered Santa Pancha South zone as well as the Tatiana vein in the Mestiza-La India project.

SAMPLING FOR 2008 PROGRAM BY CENTRAL SUN

Core samples from the 2008 program by Central Sun were analyzed at the Limón Mine laboratory using a standard fire assay technique. Internal quality control includes the use of blanks, duplicates and standards in every batch of samples. The Company also conducts internal check assaying. Regular external check assays on production samples were performed at Acme Laboratories from 2000 to 2007 and ALS Chemex in 2008, both of which are certified Canadian commercial laboratories. Independent reference standards were inserted in all 2008 sample batches.

MINING AND MILLING OPERATIONS

The Santa Pancha deposit is being mined using cut and fill methods, with unconsolidated waste rock and cemented rock coming from mine development and nearby open pit operations used for backfill. Development of the Santa Pancha ramp began in January 2005 with underground production commencing in March 2007. The open pit was mined from August 2005 through 2007. Underground mining operations are fully mechanized. The mine equipment is adequate to support the current 1,050 tonnes per day operation.

The mining methods used at Talavera are longitudinal open stoping for the primary stopes and sub-level retreat for pillar recovery. Stopes are backfilled with unconsolidated development waste. Development of most mining areas is from the top down; sill pillars are left at regular intervals between longhole blocks. It is expected that production at Talavera will stop mid-next year.

The production at Veta Nueva is scheduled to begin in 2010 and is expected to continue until 2012. Excavation of the portal began in January 2008 and since that time 150 metres of the 600 metre main ramp has been completed. The mining method used will be longitudinal open stoping for the primary stopes, and sublevel retreat for the pillar recovery. As with Talavera, the stopes will be backfilled with unconsolidated development waste.

The Limón mill is a nominal 1,000 tonnes per day CIP gold recovery plant although it has demonstrated a capacity of 1,200 tonnes per day. The production records for the past six years, as well as the forecast for the next four years are summarized in Tables 1-4 and 1-5, respectively:

TABLE 1-4 PRODUCTION HISTORY

Central Sun Mining – Limón Mine

	Units	2008	2007	2006	2005	2004	2003
Mill feed	('000 t)	289.0	287.7	295.6	311.4	341.2	284.1
Head Grade	(g Au/t)	4.93	5.1	4.4	4.7	5.1	5.7
Recovery	(%)	84.9	78.5	83.3	83.8	84.6	88.1
Gold Recovered	(oz)	38,880	36,702	34,341	39,091	46,135	45,851

TABLE 1-5 LIMÓN MINE, LIFE OF MINE PLAN
Central Sun Mining – Limón Mine

	Units	2009	2010	2011	2012	Total
Talavera	('000 t)	21		35		56
Grade	(g Au/t)	4.09		4.43		4.30
Veta Nueva	('000 t)		34	63	71	168
Grade	(g Au/t)		5.63	5.65	5.68	5.66
Santa Pancha	('000 t)	238	211	158	84	691
Grade	(g Au/t)	4.85	4.80	4.90	4.59	4.81
Open Pit	('000 t)	65	94	83		242
Grade	(g Au/t)	4.75	3.78	2.75		3.69
Mill	('000 t)	324	340	340	154	1,158
Grade	(g Au/t)	4.79	4.60	4.46	5.09	4.68
Recovery	(%)	86	86	86	86	86
Gold	**(oz)**	**42,822**	**43,231**	**41,952**	**21,724**	**149,729**

The Limón operations are in compliance with all applicable environmental requirements and have not received any non-compliance orders from regulators.

EXPLORATION POTENTIAL

The Limón Mine is a gold producer and on-going exploration by Central Sun continues to extend known zones of gold mineralization along strike of the Santa Pancha and Talavera Structures. The mine has an excellent record of replacing production as well as increasing resources and reserves over most of its history.

A number of exploration targets have been outlined, from west to east, as follows:

- **Santa Pancha:** The potential northern extension of the new Santa Pancha South zone warrants further drill testing. Old drill holes completed circa 1950's intersected wide (approximately 15m) but low grade (in the order of 1.0 g Au/t) intersections. This area needs to be checked with further drilling as the core

recovery from old standards drills especially from strongly silicified rocks which carrry the best grade gold may not have been very good.

- **Oeste de Talavera Sur**: The primary target here is the west extension of the Talavera Sur structure. A significant intersection of 18.8 g Au/t over 7.3 m (true width) in quartz vein was reported from Drill Hole 3301. This is along the projected southwest extension of the Talavera Sur structure. Underground holes previously drilled to test the extension of the Talavera Sur target resulted in encountering the new Talavera III (TIII) Vein. Recent drilling included Hole 3300, which intersected two adjacent zones of 4.3 g Au/t over 2.3 m (true width) and 7.6 g Au/t over 2.7 m (true width). These intersections are interpreted to represent the HW and FW segments of the TIII vein, adjacent to the Victoria Vein.

- **Talevera Victoria:** Previous drilling has intersected high-grade sections of 15.8 g Au/t over 36.0 m, at a depth of approximately 300 m below the surface, in Drill Hole 3235, and 7.7 g Au/t over 15.8 m in Drill Hole 3211. Both drill holes are situated along the flank of hydrothermal alteration along a ridge, some 5 km west of the Limón mill.

- **Este de Talavera Sur:** This target area is the potential extension to the east of the Talavera Sur structure.

- **East of SEO**: Drilling in this area near the main Talavera Vein suggests that the structure remains open to the northeast.

- **Morales Extension**: DDH 1763 intersected 6.85 g Au/t over 2.4m and DDH 1761, 8.0 g Au/t over 1.60m. This zone has similar characteristics as Veta Nueva.

- **Pozo Bono Extension**: Two holes have tested this area with one hole intersecting 10.15 g Au/t over 1.0 m. Follow-up drilling is planned.

- **Babilonia Sur**: Diamond drilling in the past had intersected a wide zone of low-grade gold, of 0.56 g Au/t over 15.6 m, with intervening higher grades. Follow-up drilling did not replicate earlier results however compilation of historical drill data indicates that the initial follow-up drilling was poorly placed to test this target; hence, it remains a valid exploration target for the future. It appears that this wide intersection is likely in a hole drilled down dip of the vein.

In addition to the above targets, sampling of mineralized boulders in 2004 detected a gold- and clay-mineral anomalous zone in an area known as Santa Rosa-Uval 1.5 km to 3 km southwest of the Limón mill. Drilling beneath these areas, however, did not locate significant mineralization. This target is being re-evaluated geologically to determine if an alternative source is possible.

At Mestiza-La India a number of major vein structures have been identified. Most of the previous work has been directed towards the Tatiana vein however other structures in the area have good potential to host significant gold mineralization. Significantly higher resistivity anomalies are associated with all of the major veins that are known on the property including the Tatiana, Espinito, Guapinol, and Constancia-America showings. The strongest resistivity high with a strike length over 800 m is associated with the Guapinol vein in the middle of the Mestiza-La India property. The geophysical surveys completed in 2008 resulted in eight (8) significant targets being outlined for drilling including the Guapinol, Espinito, Norte de La India, and Tatiana anomalies.

2 INTRODUCTION AND TERMS OF REFERENCE

In March 2008, Dr. William N. Pearson, P.Geo., Executive Vice President, Exploration, and Mr. Graham Speirs, P.Eng., Chief Operating Officer of Central Sun prepared an N13-101 technical report on the updated resources and reserves at the Limón Mine and Mestiza-La India projects. This report was an update of an independent Technical Report on the Limón gold mine in northern Nicaragua previously prepared by Scott Wilson RPA in 2005. The purpose of this report was to provide an independent assessment of the Mineral Resources and Mineral Reserves of the Talavera and Santa Pancha deposits, and to review Central Sun's Life of Mine Plan. The Technical Report, dated February 24, 2005, was prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects and is filed on Sedar. As part of Scott Wilson RPA's review, they visited the property in November 2004, and January 2005.

The present Technical Report is an update of the March 2008 report and was prepared by the same authors. Dr. Pearson and Mr. Speirs are Qualified Persons as defined under National Instrument 43-101. The updated mineral resource and mineral reserve estimates were prepared by Limón mine geology and engineering staff under the direction of Dr. Pearson and Mr. Speirs. The block model for the newly discovered Santa Pancha Sur zone was prepared by Mr. Farshid Ghazanfari an experienced GEMCOM technician and Nicaragua-based exploration staff (Aquiles Quintana and Justo Novoa) under the direction of Dr. Pearson. Dr. Pearson visited the site regularly from October 2007 to November 2008. He has supervised all aspects of exploration on the Limón property for the Company since October 1, 2007 and also regularly reviews results of the underground operations particularly as mining activity impacts the outlining of additional resources and reserves. Graham Speirs has been based in Managua since October 2006 and has visited the mine site numerous times in the course of overseeing all aspects of mine production.

Central Sun is a reporting issuer listed at the Toronto Stock Exchange (TSX). The company, through its 95% interest in Triton Minera S.A. (TMSA), owns and operates the Mina El Limón within the Limón mineral concession and holds 10 exploration-stage mineral concessions that collectively cover 34,970 ha in northwestern Nicaragua. TMSA, through its 40% interest in Inversiones La India, S.A., holds a 40% interest in the Espinito-San Pablo mineral concession enclosed by the La India concession. The Espinito-Mendoza property, which is contiguous and to the east of the Espinito-San Pablo concession was acquired by Central Sun in September 2006 for $2.4 million payable over 42 months. The Espinito-Mendozo and Espinito-San Pablo properties collectively form the Mestiza property. In this report, the Mestiza property and La India concession are collectively referred to as the Mestiza-La India project.

TMSA's 10 mineral concessions have 25-year terms, expiring in 2027. The concessions, which cover a total area of 34,970 ha, comprise:

- A producing gold mine – Limón Mine, which includes the Santa Pancha, Talavera and Veta Nueva underground mines, some small open pits, an 1,100 tpd mill, a tailings impoundment area, and related infrastructure. The Limón mine property consists of the 12,000 ha Mina El Limón mineral concession.

- The formerly producing La India Mine and concessions. These consist of three concessions, located some 70 km east by road of the Mina El Limón mineral concession.

- The Mestiza property (Espinito-Mendozo and Espinito-San Pablo concessions) covering 550 ha which are surrounded by the La India concession

- A number of other exploration concessions at early stages of exploration. These consist of ten mineral concessions and are located to the north of the Limón Mine as well as between El Limón and La India districts.

This report discusses the Mina El Limón mineral concession and its contained Mineral Resources and Mineral Reserves and the Mestiza-La India Project which contains inferred mineral resources located 70km by road east of Limón. The Limón concession hosts numerous low-sulphidation quartz-adularia veins with gold and silver mineralization. The veins vary in thickness from less than one metre to zones of veining and vein breccias up to 15 metres wide extend more than one kilometre along strike, and may extend up to 300 metres at depth. The Mestiza property was acquired by Central Sun in 2006 and is included with the La India concession in the Mestiza-La India project.

This present report is prepared in accordance with the requirements of National Instrument 43-101 (NI 43-101) of the Ontario Securities Commission (OSC) and the Canadian Securities Administrators (CSA).

In preparation of this report, the authors reviewed technical documents and reports on the Limón Mine as well as regularly reviewing on-going work on exploration and production at the mine in the normal course of their management responsibilities.

In preparing this updated technical report, Central Sun has relied on technical data contained in reports of past exploration, mining and development work and title documents in addition to current information generated by Central Sun. Central Sun maintains a property maintenance system in keeping with industry standards.

The key technical documents reviewed for this report are:

- The report entitled "Technical Report on Mineral Resources and Mineral Reserves, Limón Mine and Mestiza Areas, Nicaragua" by Dr. William N. Pearson, P.Geo. and Graham Speirs, P.Eng. of Central Sun Mining dated March 24, 2008.

- The report entitled "Mestiza Geophysical Program 2008", by C. J. Hale, December 16, 2008
- The report entitled "Technical Report, Limón Mine, Nicaragua prepared for Glencairn Gold Corporation by Scott Wilson Roscoe Postle & Associates Inc. dated February 24, 2005
- The report entitled "Technical Report on the Nicaragua Properties of Black Hawk Mining Inc." by Roscoe Postle & Associates Ltd., dated August 12, 2003.
- The report entitled "Technical Report of the Santa Pancha Resource Estimate for the Limón Mineral Concession of Nicaragua" by Michael B. Gareau of Glencairn Gold Inc., dated November 24, 2004.
- Glencairn Gold Inc.'s estimate of the Limón Mineral Reserves and Mineral Resources reported as of December 31, 2004, and the Life of Mine Plan.

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

List of Abbreviations:

µ	micron	km^2	square kilometre
°C	degree Celsius	kPa	kilopascal
°F	degree Fahrenheit	kVA	kilovolt-amperes
µg	microgram	kW	kilowatt
A	ampere	kWh	kilowatt-hour
A	annum	l	liter
m^3/h	cubic metres per hour	l/s	litres per second
CFM	cubic metres per minute	m	metre
Bbl	barrels	M	mega (million)
Btu	British thermal units	m^2	square metre
C$	Canadian dollars	m^3	cubic metre
Cal	calorie	min	minute
Cm	centimetre	masl	metres above sea level
cm^2	square centimetre	mm	millimetre
D	day	mph	mile per hour
dia.	diameter	MVA	megavolt-amperes
Dmt	dry metric tonne	MW	megawatt
Dwt	dead-weight ton	MWh	megawatt-hour
Ft	foot	m^3/h	cubic metres per hour
ft/s	foot per second	opt, oz/st	ounce per short ton
ft^2	square foot	oz	troy ounce (31.1035g)
ft^3	cubic foot	oz/dmt	ounce per dry metric tonne
G	gram	ppm	part per million
G	giga (billion)	psia	pound per square inch absolute
Gal	Imperial gallon	psig	pound per square inch gauge
g/l	gram per litre	RL	relative level
g/t	gram per tonne	s	second
Gpm	Imperial gallons per minute	st	short ton
gr/ft3	grain per cubic foot	stpa	short ton per year
gr/m3	grain per cubic metre	stpd	short ton per day
Hr	hour	t	metric tonne
Ha	hectare	tpa	metric tonne per year
Hp	horsepower	tpd	metric tonne per day
In	inch	US$	United States dollar
in^2	square inch	USg	United States gallon
J	joule	USgpm	US gallon per minute
K	kilo (thousand)	v	volt
Kcal	kilocalorie	w	watt
Kg	kilogram	wmt	wet metric tonne
Km	kilometre	yd^3	cubic yard
km/h	kilometre per hour	yr	year

3 DISCLAIMER

This report has been prepared by Central Sun Mining Inc. (Central Sun). The information, conclusions, opinions, and estimates contained herein are based on:

- Information available to Central Sun at the time of preparation of this report,
- Assumptions, conditions, and qualifications as set forth in this report, and,
- Data, reports, and other information prepared by Central Sun and its subsidiary, Triton Minera S.A. (TMSA).

Central Sun believes that the information contained herein is reliable under the conditions and subject to the limitations set forth herein. This report is based in part on reports and information prepared by previous consultants and employees of predecessor companies that have worked on the property. Central Sun has reviewed the information in these reports and considers this information to be reliable. While Central Sun has taken all reasonable care in producing this report, it may still contain inaccuracies, omissions, or typographical errors.

4 PROPERTY DESCRIPTION AND LOCATION

The Limón Mine is located approximately 100 km northwest of Managua, the capital of Nicaragua. The mine is adjacent to several small villages. Central Sun holds interests in 10 mineral concessions in the area, covering a total of approximately 34,970 (Table 4-1 and Figures 4-1 and 4-2).

LAND TENURE

The original purchase of the concessions was made by Minera de Occidente S.A., subsequently renamed Triton Minera S. A. (TMSA). TMSA is owned by Triton Mining Corporation (47.5%) and Triton Mining (USA) LLC (47.5%), both subsidiaries of Central Sun (acquired as a result of a merger with Black Hawk Mining Inc., in October 2003), and by Inversiones Mineras S. A. (5%), a holding company representing the unionized mine workers of Nicaragua. Production from the Limón Mine is subject to the following royalties:

Central Sun holds interests in one (1) mining concession and nine (9) exploration stage mineral concessions in northwestern Nicaragua which includes the Limon Mine concession. The Mineral Concessions are located approximately 100 km northwest of Managua, the capital of Nicaragua. Production from the Limón Mine and concessions with a 10km radius of the mine are subject to the following royalties:

- A 3% net smelter royalty (NSR) to Royal Gold Inc. ("Royal Gold), on the mineral production from the Limón Mine and any other production revenue in the future, obtained from the Limón Mine Concession and the other mineral concessions, including La India, that were formerly part of the original El Limón-La India exploration concession. The Royal Gold royalty does not apply to the Espinito-

FIGURE 4-1 LIMÓN PROPERTY, LOCATION MAP


LIMON PROPERTY
HONDURAS
NICARAGUA
COSTA RICA
PACIFIC OCEAN
CARIBBEAN SEA
Tegucigalpa
Managua
Chinandega
León
Matagalpa
Jinotega
Estelí
Granada
Bluefields
Puerto Cabezas
Lago de Nicaragua
February 2005
Kilometres
Figure 4-1
Limón Property
Nicaragua, Central America
Location Map

FIGURE 4-2 LIMÓN PROPERTY, MINERAL CONCESSIONS MAP


500,000E
540,000E
580,000E
1,440,000N
1,400,000N
Esteli
Somotillo
Villa Nueva
San Isidro
Santa Rosa del Peñon
La Cruz de la India
Mill
Highway
Leon
1
2
3
4
5
6
7
8
9
10
0 10 20 30 40
Kilometres
LEGEND
1. Mina Limon
2. Bonete - Limon
3. San Antonio
4. Villa Nueva 1
5. Villa Nueva 2
6. San Juan de Limay
7. San Juan de Limay - La Grecia
8. La India
9. Espinito - San Pablo
10. Espinito - Mendoza
Explotation concessions
Exploration concessions
Figure 4-2
Nicaragua
Central Sun Concessions
March 2009

San Pablo and Espinito-Mendoza concessions comprising the Mestiza property nor does it apply to concessions outside the 10km radius of the Limon Mill.

- A royalty equal to 5% of the net profit of Triton Mining (USA) LLC (Triton USA) is due to Internacional de Comercial S.A. (IDC). Triton USA is a subsidiary of Central Sun which holds a 47.5% interest in the Limón Mine.

- The Espinito-Mendoza mineral concession is subject to a 1.5% NSR payable to the vendor.

- All concessions are subject to a 3% NSR on gold production, payable to the Government of Nicaragua.

The Santa Pancha and Talavera underground mines, Veta Nueva underground development project and several small Open Pits are located within the 12,000 ha Mina El Limón mineral concession that has a term of 25 years, expiring in 2027. The property straddles the boundary of the municipalities of Larreynaga and Telica of the Department of León and the municipalities of Chinandega and Villa Nueva of the Department of Chinandega.

TMSA is the direct owner of the surface rights that underlie all of its current mining, milling, tailings and related facilities and infrastructure at the Limón Mine. When necessary, access agreements are negotiated and signed with the individual surface owners for other areas within the concession not owned by the Company. The Permits required for current mining and milling operations, and for exploration activities are in place.

The original purchase of the mineral concessions, except for Espinito-Mendoza in the Mestiza project, was made by Minera de Occidente S.A., (subsequently renamed TMSA). TMSA is owned 47.5% by Triton Mining Corporation (Triton), 47.5% by Triton USA,

and 5% by Inversiones Mineras S.A. (IMISA), a holding company representing the unionized mine workers of Nicaragua. Central Sun's 95% interest in the concessions is from its 100% ownership of Triton and Triton USA acquired as a result of a merger with Black Hawk Mining Inc. in October 2003. The Espinito-Mendozao mineral concession was acquired by Central Sun in September 2005. This concession and the adjacent Espinito-San Pablo concession are referred to as the Mestiza property. In this report, the Mestiza property and surrounding La India concession are collectively referred to as the Mestiza-La India project.

MINERAL CONCESSIONS

From 1994 until the beginning of 2002, the Limón Mine property and the other properties were held as exploitation concessions under the previous mining code. The Nicaraguan government enacted a new mining code and regulations (Mining Code) in 2001. All holdings under the new Mining Code are classified as mineral concessions. TMSA applied for and was granted, under the Mining Code, the conversion of the old exploitation concessions to new mineral concessions in January 2002. The new concessions, except for the Mina El Limón concession, were configured somewhat differently than the old concessions and some of the exploration area was reduced. The reconfigured concessions are shown in Table 4-1 and Figure 4-2.

Under the new 2001 Mining Code and regulations, the new mineral concessions have a term of 25 years. Each concession is subject to an agreement (Acuerdo Ministerial) issued by the government of Nicaragua. Administration of the concessions is more flexible with the new Mining Code that allows for amalgamation, division, and reduction of the concessions. Mineral concessions are subject annually to surface taxes payable as two advanced instalments in January and July of each year, starting from the granting dates in 2002, and adjusted for any reductions in concession area. The tax rates are as follows:

- Year 1: $0.25 per hectare
- Year 2: $0.75 per hectare
- Years 3 and 4: $1.50 per hectare
- Years 5 and 6: $3.00 per hectare
- Years 7 and 8: $4.00 per hectare
- Years 9 and 10: $8.00 per hectare
- Years 11 to 25: $12.00 per hectare

Under the Mining Code, all mineral concessions include the rights to explore, develop, mine, extract, export, and sell the mineral commodities found and produced from the concession. TMSA is required to submit annual reports of its activities and production statistics to the government, as well as quarterly reports on its exploration activities. TMSA is in compliance with all tax payments and report filings.

TABLE 4-1 MINERAL CONCESSIONS LIST

Central Sun Mining – Limón Mine

Concession Name	Certified and Applicable Ministerial Agreement	Effective Tax Date	Area (ha)	TMSA Equity (%)	Tax Year
Mina El Limón	185-RN-MC/2002	14-Apr-02	12,000	100	6
Espinito – San Pablo	186-RN-MC/2002	14-Apr-02	350	40	6
Espinito-Mendoza	650-RN-MC/2006	15-Nov-06	200	100	2
San Juan de Limay	290-RN-MC/2003	14-Jan-02	5,100	100	6
San Juan de Limay - La Grecia	291-RN-MC/2003	14-Jan-02	1,700	100	6
La India	293-RN-MC/2003	14-Jan-02	6,500	100	6
Villa Nueva 1	298-RN-MC/2003	14-Jan-02	1,920	100	6
Villa Nueva 2	299-RN-MC/2003	16-Jan-02	1,200	100	6
Bonete Limón	300-RN-MC/2003	16-Jan-02	6,000	100	6
Total			**34,970**		

Note: Tax year as of February 2009.

MINA EL LIMÓN MINERAL CONCESSION

The Santa Pancha, Talavera, Veta Nueva underground mines and several small Open Pits are located within the 12,000 ha Mina El Limón mineral concession that has a term of 25 years, expiring in 2027 (Table 4-1 and Figure 4-3). The property straddles the boundary of the municipalities of Larreynaga and Telica of the Department of León and the municipalities of Chinandega and Villa Nueva of the Department of Chinandega (Gareau, 2004).

TMSA owns, or controls through lease arrangements, the surface rights needed for current mining, milling, tailings and related facilities, and infrastructure at the Limón Mine (Figure 4-3). When necessary, access agreements are negotiated and signed with

the individual surface owners for other areas within the concession not owned by the Company. All of the permits required for mining and milling operations, and for exploration activities are in place.

TMSA is not responsible for any type of environmental damage caused prior to the time at which it took possession of the Limón Mine in 1994, but is required to implement the necessary changes to reduce any existing environmental problems. According to the existing Central Bank regulations, TMSA may freely export and sell the gold produced and the proceeds may be repatriated without restriction.

MESTIZA-LA INDIA PROJECT

The Mestiza-La India project is comprised of the Espinito-San Pablo and Espinito-Mendoza concessions (collectively the Mestiza property) and the much larger La India concessionthat surrounds the two small concessions. These concessions are located 70 kilometres by road east of Limón. The Espinito-San Pablo concession was acquired in the original purchase agreement with Mineral de Occidente S.A. (now TMSA). The Espinito-Mendoza concession was acquired by Central Sun from a private vendor in September 2006 for $2.4 million to be paid over 42 months from the date of the agreement.

FIGURE 4-3 SURFACE RIGHTS, MINA EL LIMÓN CONCESSION


Limón Concession
Bonete - Limón Concession
Santa Pancha Mine Site
Limón
Plant Site
Surface Rights
Tailings
12 Year Lease to 2008
Talavera Mine Site
Surface Rights
18,000N
17,000E
535,000 E
530,000 E
525,000 E
520,000 E
1,415,000 N
1,410,000 N
1,405,000 N
N
Kilometres
0
1
2
3
4
March 2009
Figure 4-3
CENTRAL SUN MINING INC.
Limón Property
Nicaragua
Surface Rights
Mina El Limón Concession

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHISIOGRAPHY

Access to the Limón Mine area is by paved road (approximately 125 km from Managua) and approximately 15 km by all-season gravel road to the Village of El Limón. The total road distance from Managua is 140 km. The Santa Pancha underground mine is situated approximately five kilometres east of the Village of El Limón, and the Talavera underground mine is situated approximately five kilometres east of the village. The newly developed Veta Nueva underground mine is located four km to the west of the village. All three areas are accessible by gravel roads from the Limón Mine site.

The Mestiza-La India project is located approximately 140 kilometres northwest of Managua and 45 kilometres in a direct line east of the Limon mill. The village of La Cruz de La India, located at the south end of the India concession, is on a paved highway that traverses the southern limits of the district. The road distance to the Limon mill is approximately 70 kilometres.

The climate in northwestern Nicaragua is tropical with a hot, wet season from May through November and hotter, dry season from December through April. The mean annual temperature is 27° C with an average annual precipitation of two metres. The Limón Mine operates year round and is not normally affected by the typical seasonal climatic variations.

Nicaragua in general has a moderately developed infrastructure of communications, roads, airports, and seaports and there is a fairly high literacy rate among the population with an ample supply of skilled and unskilled labour (Gareau, 2004).

The city of León, the second largest city in Nicaragua, is situated some 45 km southwest of the Limón Mine, and the city of Esteli is situated approximately 100 km (by road) northeast from the mine. Both of them are agro-industrial cities. Numerous towns and villages are located throughout the area and are used as a local base for exploration activities on the various concessions. Infrastructure support and availability of trained miners proximal to the various concessions is limited, except in the areas immediately adjacent to the Limón mining operations.

The mineral concessions are situated along the eastern margin of the Nicaragua Depression. The westernmost holdings, including the Limón mining district, lie within the relatively flat lowlands of the depression itself and the eastern holdings, including the La India gold district, are located in the moderate to steep relief of the mountainous Nicaraguan Highlands (Gareau, 2004).

Electrical power for the Limón operations is obtained from the national grid system with backup generators at the mine site. Water, both industrial and potable, is drawn from local sources.

The three villages of Limón, Santa Pancha and Minvah, all located within the mine concession, have a population of approximately 10,000 people including many of the mine employees. Transportation to the Limón Mine is by private vehicles and public and company buses. At Mestiza-La India, the local population is estimated at 7,000 inhabitants with 3,000 of these living in La Cruz de La India. A power line follows the highway and supplies electricity to the village and homes located along the way. Water for La Cruz de La India is supplied from a well, located one kilometre northeast of the village.

The Mina El Limón mineral concession is in an area of low to moderate relief that offers flat areas for mine infrastructure. Elevations of the mine property range from 40 m to 300 m above mean sea level. Outcrops are not common in the area but do occur along

road cuts. Overburden thickness ranges from one metre to three metres with an average thickness of approximately 1.5 m. Overburden consists of unconsolidated conglomerate with pebbles and boulders of volcanic rocks in a matrix of sand and minor clay. A layer of recent volcanic ash may also comprise part of the overburden.

The area is covered with sparse vegetation consisting predominantly of grasslands and scrub brush with widely spaced trees. The land around the Limón Mine is used for agriculture. The villages in the area use the land to raise cattle, but it is not used to grow crops. Wildlife in the area includes various species of insects, lizards, snakes, armadillos, birds, and small mammals.

At Mestiza-La India, elevations range from 350 metres to 800 metres above sea level with vegetation consisting of grass, brush and sparse tree cover.

6 HISTORY

LIMÓN MINE AREA

Historic mining and prospecting activities in the Limón district of northwestern Nicaragua, which hosts the Limón Mine and other gold deposits, date back to the late 1850s. Modern mining and exploration started in 1918 and, since then, approximately 3.0 million ounces of gold and an unrecorded quantity of silver (as a by-product) have been produced from the mine concession area. The present mining operations have been essentially continuous since start-up in 1941.

From 1941 to 1979, just over 2.0 million ounces were recovered from 4.1 million tonnes of ore while the Limón Mine was under the control of Noranda Mines. Production rates in this period started at 200 tons per day and increased to 345 tons per day. The following is a brief account of mining and exploration in the area:

- In 1979 the Sandinistas nationalized the Limón Mine. Production under national control was reported as 280,000 oz Au from an estimated 1.9 million tonnes of ore. The Limón Mine remained under national control until privatization in March 1994, when Triton acquired control. Triton increased production to 1,000 tonnes per day in 1995.

- In May 1998 Triton was acquired by Black Hawk Mining Inc. (Black Hawk), in a share-for-share exchange resulting in Black Hawk's 95% interest in the Limón Mine. Production from March 1994 to the end of 2002 totals 455,000 ounces of gold from 2.6 million tonnes of ore.

- In October 2003, Black Hawk merged with Glencairn Gold Corporation (now Central Sun), in a share-for-share exchange. Production for 2003 and 2004 totaled 92,000 ounces of gold from 625,000 tonnes of ore.

Mine production has come from three areas on the Mina El Limón mineral concession:

- The Limón vein located adjacent to the mill in the central part of the concession
- The Santa Pancha vein system located 5 km to the east of the Limón mill
- The Talavera mine located 3.5 km west of the Limón mill

Currently, mining is active in the Santa Pancha and Talavera areas, as well as from several small open pits with ramp development in progress at Veta Nueva. The mining and processing operations are described in more detail in later sections of this report.

The Limón gold district has a long history of exploration by the various operators, including the completion of 389,000 m of diamond drilling in 3,369 drill holes to the end of 2007. In 2008, Central Sun completed an additional 25 holes totalling 7,055 metres that led to the discovery of the Santa Pancha South zone. The most recent drilling is described in Section 11: Drilling.

The Tatascame area, a 1,200 ha subset of La India concession, was a joint venture with Gold-Ore Resources Ltd. (Gold-Ore). Gold-Ore had an option to earn a 51% interest in these concessions by issuing 100,000 shares to Central Sun and spending US$400,000 on exploration over two years (Gold-Ore Press Release, June 24, 2004). Reported exploration results included medium to high-grade gold samples, ranging from 4.54 g Au/t to 119.4 g Au/t, over intervals ranging from 1.6 m to 2.8 m were obtained in sampling along 50m of rehabilitated underground workings on the Crisolitas Vein. Gold-Ore planned to test this area by diamond drilling in 2005 (Gold-Ore Press Release, January 6, 2005) but no work was carried out and the option lapsed.

MESTIZA-LA INDIA AREA

The La India gold vein was discovered in the 1930s. Modern gold production started in 1938 and lasted 17 years until 1955 recovering approximately 576,000 ounces of gold from 1.7 million tons (1.54 million tonnes) at an average run-of-mine grade of 0.39

ounces of gold per ton (13.4 g Au/t) primarily from La India and America-Constancia veins that were mined to a depth of 200 metres.

A historical "indicated" mineral resource of 775,000 tonnes at 8.2 g Au/t containing 205,300 ounces of gold and a historical "inferred" mineral resource of 775,000 tonnes at 9.3 g Au/t containing 231,800 ounces of gold has been reported for the La India concession. This estimate was in part done by TVX Gold Inc. in 1997 for selected veins; the mineral resources for the remaining veins were derived from a joint 1990 Russian-Nicaraguan study. This resource estimate is not NI 43-101 compliant and should not be relied upon. Central Sun is currently compiling all the historical data to reassess this resource estimate and the exploration potential.

There has been no prior production other than locally by guirisero (artisanal) miners in the area of the Mestiza property.

OTHER MINERAL CONCESSIONS

The only records of commercial production within the other concessions in the Limón area are from mining operations at the La India Mine, Mina de Agua and Rincon de Garcia. The latter two ran as an extension of Noranda's Limón operations. The ore from these mines was trucked 22 km south for processing in the Limón mill. This area was initially identified in the 1860s, and rediscovered in 1967. At La India, some 575,000 ounces of gold are reported to have been produced from 1938 to 1955 (Gareau, 2004).

Gold production by guirisero (artisanal miners) has been carried out for decades in various areas throughout northwestern Nicaragua but production records for this activity is very limited.

Noranda conducted gold exploration over various parts of the present concessions during the 1960s and 1970s that included mapping, prospecting, geochemistry, and

locally, trenching and drilling. In the 1980s, the Nicaraguan Government undertook site-specific exploration activity, such as the work at La India, Mina de Agua and Rincon de Garcia, through Corporación Nicaraguense de Minas (INMINE), with the assistance of Soviet technical advisors.

Triton was active from 1994 through to 1997 and, more recently, Newmont Mining Corporation (Newmont) from 2000 to 2002, under a letter of intent with Black Hawk. Newmont's program was focussed primarily on bulk mineable gold targets that included a combination of reconnaissance work and prospect specific geophysics and drilling within the Bonete Concession, adjacent to and northeast of the Limón Concession. The drilling did not find a source for the widespread gold-bearing quartz boulders identified at Bonete.

The three San Juan de Limay concessions (total, 7,700 ha) previously constituted a joint venture with Grande Portage Resources Ltd. (Grande Portage). Grande Portage had an option to earn a 51% interest in these concessions by paying Glencairn (now Central Sun) a sum of US$200,000 and spending US$800,000 on exploration within three years of the agreement (Grande Portage Press Release, October 27, 2004). Exploration work under the terms of the agreement however was not carried out and the option agreement was terminated.

The Tatascame area, a 1,200 ha subset of La India concession, was the subject of a joint venture with Gold-Ore Resources Ltd. (Gold-Ore). Gold-Ore has an option to earn a 51% interest in these concessions by issuing 100,000 shares to Central Sun and spending US$400,000 on exploration over two years (Gold-Ore Press Release, June 24, 2004). A 10 hole, 1,063m diamond drill program was completed in 2005 to test the extension of the Cristalitos structure (Gold-Ore press release May 26, 2005). The most significant intersection was reported to be in the furthest west drill hole T-09 that cut 9.43 g Au/t over 5.3 metres core length, including 13.01 Au g/t over 3.6 metres. In addition, it was reported that T-10, located 50 metres east and drilled 50 metres vertically deeper

than T-09, intersected 5.8 Au g/t over two metres within a broader zone of gold mineralization grading 3.1 g/t gold over 4.5 metres. These intersections were interpreted to indicate that the gold mineralization is open toward the west and is open for expansion to depth. No further work was carried out on the property by Gold-Ore and the option was allowed to lapse.

Table 6-1 provides a summary of the most noteworthy historical mining and exploration activities associated with the current concessions outside of the Limón Mine and Mestiza-La India areas.

TABLE 6-1 HISTORICAL PRODUCTION AND EXPLORATION ON OTHER CONCESSIONS

Central Sun Gold – Limón Mine

Year	Company	Locale	Concession	Comments
Commercial mining:				
1976-1988	Noranda	Rincon de Garcia	Villanueva 2	300,000 t at 11.0 g Au/t historical resource
1972-1976	Noranda	Mina de Agua	Villanueva 2	105,000 t at 14.7 g Au/t historical resource
1938-1355	Noranda	La India	La India	575,000 oz Au production, from 1.7 million tons at 0.39 oz Au/ton (13.4 g Au/t)
1870s		Mina de Agua	Villanueva 2	Limited production
Guiriseros Activity:				
1970-2003	Guiriseros	Cerro Quemado	Villanueva 1	Surface and underground
1920s	Guiriseros	La Grecia	San Juan de Limay-La Grecia	Underground workings
Recent	Guiriseros	Various	San Juan de Limay	Various surface workings
Exploration Activity:				
2000-2002	Newmont	Bonete	Bonete-Limón	Sampling, pits, geophysics, drilling
2000-2002	Newmont	Regional	All	Stream and rock sampling, prospecting
1996-1997	Triton	Rincon de Garcia Mina de Agua	Villanueva 2	Geochemistry, trenching
1996-1997	TVX	La India	La India	Trenching, drilling & underground sampling
1994-1995	Triton	Cerro Colorado	San Juan de Limay	Trench sampling
1994-1997	Triton	Regional	Various	Stream and rock sampling, prospecting
1994-1995	Triton	Cerro Quemado	Villanueva 1	Mapping, geochemistry, trenching
1983-1991	INMINE	La India	La India	Mapping, geochemistry, geophysics, trenching & drilling
1982-1986	INMINE	Mina de Agua	Villanueva 2	Mapping, geochemistry, geophysics, drilling
1970s	Noranda	Cerro Quemado	Villanueva 1	Drilling
1960-70s	Noranda	Regional	Various	Geochemistry, prospecting

7 GEOLOGICAL SETTING

REGIONAL GEOLOGY

The geomorphology of Nicaragua consists of three major terranes. A northwest striking graben, 30 km to 40 km wide, parallels the Pacific coastline along the western margin of the country and is known as the Nicaragua Depression (Figure 7-1). This graben hosts up to 16 active or recently active volcanoes and is the site of thick Quaternary to Recent volcanic deposits. To the southwest, between the graben and the Pacific coast, a 10 km to 20 km wide belt of Tertiary, Mesozoic and Palaeozoic rocks are preserved. To the northeast of the graben, Tertiary, Mesozoic and Palaeozoic "basement" is overlain by a major unit of Tertiary volcanic rocks, the Coyol (Miocene-Pliocene) and Matagalpa (Oligocene-Miocene) Groups. The Coyol Group hosts the known vein gold deposits in Nicaragua, including those at El Limón and La India (Gareau, 2004).

LOCAL GEOLOGY

The Limón Mine is located along the eastern edge of the Nicaragua Depression within an area of low hills that contrast with the level plain of the graben floor. Approximately 50% of the area in the general vicinity of the mine is covered by a thin layer of Quaternary to Recent deposits of volcanic ash and alluvium. The Mina El Limón mineral concession is underlain predominantly by volcanic strata that are correlated with the Miocene-Pliocene Coyol Group that is present over extensive areas of western Nicaragua (Gareau, 2004).

Coyol Group rocks exposed on the Mina El Limón mineral concession range from intermediate to felsic volcanic and volcaniclastic rocks that are cut by minor intermediate to felsic hypabyssal intrusive bodies. Several generations of mapping in Limón district have roughly divided the Coyol Group rocks into local units that, from lowest to highest in stratigraphic succession, are as follows:

FIGURE 7-1 GENERAL GEOLOGY OF NICARAGUA


86°
88°
14°
12°
Honduras
N
Bonanza
Rosita
Siuna
Pajuil / Cerro Quemado
Rincon de Garcia
NICARAGUA
La Reina
MESTIZA - LA INDIA
OROSI MINE
Managua
LIMON MINE
Topacio
Lago
de
Nicaragua
Pacific
Ocean
Caribbean
Sea
Costa Rica
Legend:
Alluvium
Recent Volcanic Rocks
Pliocene - Pleistocene Volcanic Rocks
Tertiary Volcanic Rocks
Tertiary Marine Sedimentary Rocks
Paleozoic - Mesozoic Rocks
Volcanoes
Central Sun Mining District
Other Mining District
Nicaragua Depression
0 25 50 75 100
Kilometres
Figure 7-1
CENTRAL SUN MINING INC.
Regional Geology and
Major Gold Deposits
of Nicaragua
March 2009

- Interstratified, massive porphyry flows and coarse volcaniclastic rocks of intermediate composition.
- Intermediate to felsic flows, domes and minor tuffs and epiclastic rocks.
- Weakly stratified, intermediate to felsic tuffs and epiclastic rocks.
- Massive to flow-banded, intermediate porphyritic flows.

The above units appear to be conformable and generally strike east to northeast and dip gently south with local variability common. Some secondary structures also have an easterly trend.

A relatively flat-lying and younger assemblage of volcanic rocks unconformably overlies the volcanic and volcaniclastic rocks described above. This younger unit occurs in the southern half of the concession and consists mainly of breccias and conglomerates with clasts of the underlying units. It is uncertain if this younger sequence is part of the Coyol Group (Figure 7-2).

Deformation is dominated by normal faulting with little evidence for significant internal deformation of intervening fault blocks. The faults commonly trend northeast with moderate to steep dips to the northwest as well as southeast. A second group of faults strikes north to west-northwest, dipping steeply to the east and/or to northeast. Apparent displacements on these faults are tens to several hundreds of metres.

The Mestiza-La India district is characterized by eroded stratovolcano vent areas consisting of volcanic rocks of calc-alkaline affinity vary in composition from andesite to rhyolite. Andesitic flows and tuff breccias are predominant and can be divided into a lower, regionally propylitized andesite package and an upper, unaltered andesite package. The whole suite is considered to be part of the Lower Coyol Group of Miocene-Pliocene age.

FIGURE 7-2 LIMÓN AREA, LOCAL GEOLOGY


Santa Pancha
~1.2 m oz
Limón
~1.0 m oz
Mill
Talavera
~0.8 m oz
N
532,000 E
530,000 E
528,000 E
526,000 E
524,000 E
1,412,000 N
1,410,000 N
1,408,000 N
Figure 7-2
CENTRAL SUN
Limón Area, Nicaragua
Property Geology
Limón Concession
Legend:
Unconsolidated Cover
Young Volcanic Cover
Coyol Group Volcanics
Altered Volcanics Rocks
Quartz Veins
Past Production
0 0.5 1.0 1.5 2.0
Kilometres
March 2009

TECTONIC SETTING

The Limón mine and Mestiza-La India projects are located within an area of volcanism, which is part of the northwest trending Nicaragua Depression. This Depression represents a graben block covering an area of approximately 10,000 km^2 underlain mostly by Tertiary to Recent volcanic rocks. Interpretation of field relationships, such as lithologic contacts and structural features, indicates that gold bearing quartz veins are genetically related to the west, north and northeast trending faults with similar orientation, i.e. the latter have acted as conduits for mineralizing solutions along complementary structures (Scott Wilson 2005).

8 DEPOSIT TYPES

Gold mineralization in the Limón and Mestiza-La India districts is typical of low-sulphidation, quartz-adularia, epithermal systems. These deposits were formed at relatively shallow depth, typically from just below the surface to a little over one kilometre deep, from reduced, neutral-pH hydrothermal fluids with temperatures from less than 150° C to 300° C. The volcano-plutonic arc of western Nicaragua is a common tectonic setting for these deposits. The general characteristics and model for this deposit type is reasonably well described in the literature, e.g. J.W. Hedenquist et al (2000) and the geological model of mineralization is represented in Figure 8-1. From bottom to top, the hydrothermal alteration and the associated gold and/or sulphide mineralization along the mineralized structures is described by Hedenquist (2004 and 2002) and Gareau (2005), as follows:

- Barren to low-grade (<1 g Au/t) structurally (fault) controlled and constrained quartz vein, and/or hydrothermal breccias and quartz stockworks, often with late-stage coarse grained calcite veining. No base metal zone is evident at Limón. Wall rock alteration is normally minimal.

- Ore grade gold mineralization hosted in quartz veins and multi-phased quartz breccia veins (+/- adularia, +/- pyrite less than 1%). Wall rock alteration is absent to restricted at depth, but increasing in width and extent near the tops of veins, in part dependent on wall rock permeability.

- Clay alteration of variable extent and intensity, depending on wall rock permeability and fracturing, occurs in a broader zone at the tops and above the mineralized veins. The clay zone is zoned outward and upward from higher temperature mixed layer clay minerals (smectites/illite or smectites/chlorite) to lower temperature smectites that is often accompanied by dickite or kaolinite, and disseminated to microvein pyrite up to several percent. Occasional silicified

FIGURE 8-1 LIMÓN AREA, GEOLOGICAL MODEL OF GOLD MINERALIZATION


EROSIONAL LEVEL
LIMON ZONES
Santa Rosa - Uval
Talavera Extension
Panteón
Talavera
Limón / Santa Pancha
Babilonia
Larga-Portal
(metres below paleosurface)
0
50
100
150
200
250
300
350
400
450
500
opal, chalcedony blanket
± kaolinite ± pyrite
Paleosurface
Acid leach zone
Kaolinite ± alunite
Paleo water table
Structure
Smectite
± kaolinite/dickite
±pyrite
Mixed layer clays
(illite/smectite)
± quartz stockworks
Quartz vein
(minor adularia)
Boiling Level
Quartz + late calcite
veining
Au ± Ag mineralization
50m - 300m vertical range
NOTE: No base metal zone at Limón
Figure 8-1
CENTRAL SUN
Limón Area, Nicaragua
Geological Model of
Gold Mineralization
Source: Hedenquist, 2002 & 2004
March 2009

horizons controlled by permeable lithologies have been observed in this zone at Limón.

- A discontinuous to continuous, laterally extensive "blanket" of low temperature quartz (opal and/or chalcedony) conforms to and occurs at the interface as well as below the paleo-water table (below the vadose zone). The quartz often includes fine-grained disseminated pyrite. Clay alteration, principally kaolinite, is more common above the veins and decreases in content, or is absent, laterally away from the veins.

- A near-surface zone of clay mineral alteration (kaolinite with or without alunite and devoid of pyrite and other sulphide minerals) is developed from acid-leaching (steam-heated alteration) in the vadose zone above the paleo-water table. To date, no evidence of sinter deposits has been observed at Limón.

Work by Central Sun in 2008 indicates that high-grade gold mineralization (>10 grams of gold per tonne) is associated with finely laminated chalcedonic quartz within the broader zones of quartz vein-breccia. Hole LM-08-22 intersected 198.69g Au/t (7.90g Au/t with highs cut to 25 g/t) over a true width of 5.3m. This intersection was very high grade due to an exceptional sample which returned 1,424 grams of gold per tonne over a 0.75 metre core length. While the cut value of 7.90 grams of gold per tonne is probably more likely to be representative of the overall grade in the general area of the hole, it does indicate the excellent potential for very high grade areas to occur in the Santa Pancha zone.

Erosion over most of the Limón Property has removed tens to hundreds of metres of the upper parts of the epithermal system. In the southern portion of the property the epithermal system at Limón has been preserved from erosion to the level of, and in places just above, the paleo-water table. Weathering has imprinted supergene alteration on top of the described model (Gareau, 2005).

To date this is the only style of gold mineralization that has been found and reported in the Tertiary rocks of northwestern Nicaragua. Silver is generally a commercially minor by-product of the gold mineralization. All gold production has been from vein and vein-breccia deposits hosted in linear structural features; only minor occurrences of disseminated or stockwork type epithermal precious metal mineralization have been reported in northwestern Nicaragua. Mineral showings or deposits for other metals are not known in the area (Gareau, 2004).

In the Mestiza-La India area, it appears that a complete section of an epithermal system is exposed from the intrusive dome at La India to high level epithermal quartz veins at Mestiza (e.g. Tatiana vein) as shown in Figure 8-2. The horizontal scale of the system is probably from 5 to 10km whereas the vertical scale likely ranges from 500 to 900 metres. Work by Central Sun suggests that the vertical scale of the epithermal systems at Limón are likely of a similar order of magnitude to that indicated at Mestiza-La India.

FIGURE 8-2 MESTIZA-LA INDIA AREA, SCHEMATIC CROSS SECTION


Erosion Level
at Mestiza
LEGEND
Major Vein Structures
Argillic Alteration
Propylitic Alteration
Mineralized Breccia
Felsic Intrusion
500-900m
Erosion Level
at La India
0
5-10km
Horizontal Scale
Vertical Exaggeration 10X
Figure 8-2
CENTRAL SUN MINING INC.
Limón Area
Nicaragua
Schematic Cross Section
Mestiza - La India
March 2009
Modified from Bonham (1984), Giles and Nelson (1983)

9 MINERALIZATION

Gold mineralization in the Limón district is structurally controlled and forms veins that occupy pre-existing fault structures and extensional openings formed during mineralization. The veins are quartz dominant with lesser and variable quantities of calcite, and minor adularia. Pyrite is the predominant sulphide, but with a content of less than one percent. Trace amounts of chalcopyrite, sphalerite, arsenopyrite, altaite, gold tellurides and native gold are also reported to occur. Gold is present in both the banded quartz and silicified breccias that form the veins. Gold is very fine-grained within the quartz vein, and is relatively uniformly distributed throughout the higher grade parts of the veins; only once has visible gold been reported on the Limón mine concession.

The productive vein systems are approximately one to two kilometres long, with vein widths from less than one metre up to 25 m. Individual ore-shoots within the veins range from 60 m to 450 m long horizontally, and from 40 m to 290 m vertically. Strike orientations vary from north-northwest through northeast to east-west, and dips are from 40 degrees to near vertical. All economic gold mineralization discovered and mined to date lies within 400 m of surface. The productive and prospective elevations within the vein systems vary across the district. Post-mineral faults locally disrupt and offset the vein.

The gold-bearing veins and attendant alteration are hosted within volcanic flows, volcaniclastic strata and possibly hypabyssal intrusions of the lowest volcanic unit. The other three gently dipping volcanic units are variously altered by the same hydrothermal fluids that deposited the gold veins, locally quartz stringers with low gold values are found in the massive porphyritic andesite flows that immediately underlie the unconformity contact with the youngest flat-lying unit. The youngest volcanic unit appears to post-date gold mineralization because no veins or vein-related alteration has, as yet, been identified within this unit.

The most extensive areas of argillic and quartz alteration form a corridor that crosses the Mina El Limón mineral concession along a roughly west to east trend, this alteration corridor is mostly located to the south of the Talavera, Limón and Santa Pancha-Panteón vein systems and is partially capped by the young, flat-lying volcaniclastic unit. Much of this alteration is part of the upper, near-paleosurface component of the low-sulphidation epithermal system that formed the productive gold veins. Preliminary mapping indicates the presence of both distal and proximal alteration facies related to the epithermal system. The identification of the proximal alteration facies, combined with the presence of auriferous quartz vein boulders and silicified, steeply inclined structures, provide exploration guides for the discovery of new gold-bearing vein systems, and increase the exploration potential along this corridor.

A schematic section showing the spatial distribution of the gold mineralization in the Limón area as described by Hedenquist (2004 and 2002) is shown in Figure 9-1, and the local geology of the Santa Pancha vein system is shown in Figure 9-2.

A mineralogical and petrographic study of ore and drill core from Santa Pancha carried by Dr. Eva Schandl in August, 2008 concluded that:… "*Electrum and aguilarite (Ag4SeS) are common gold and silver-bearing minerals in the low-sulfidation epithermal deposit of Santa Pancha, El Limon gold mining district, Nicaragua. Both minerals occur within chalcedony-rich domains of quartz veins that intrude the altered and brecciated andesitic volcanic and/or subvolcanic rocks. The fine-grained electrum that contains 29-38 wt% Ag, occurs as minute, discrete grains, and some are intergrown with small grains of chalcopyrite, galena and aguilarite.*" "

The volcanic host rocks are brecciated, fragmented, variably altered and weakly oxidized. Replacement minerals include carbonate (calcite), mixed-layer clays (illite, chlorite and minor smectite), and locally, laumontite. The crystallization temperature of chlorite, as calculated with the chlorite thermometer, was in the range of 200-280°C. Fine-grained adularia is ubiquitous in most rocks, it is intergrown with chalcedony, and

some occurs in veinlets that cross-cut the altered volcanic rocks and fragments. The mineralogy and texture of the rocks suggest that alteration in the andesite pre-dated brecciation, the emplacement of quartz-adularia veins, and Au-Ag mineralization. The quartz veins consist of microcrystalline chalcedony, fine-grained, mosaic-texture quartz, and euhedral, coarse-grained, open fracture-filling comb quartz. The electrum and aguilarite occur within chalcedony-rich domains that pre-dated the mosaic and comb-texture quartz."

FIGURE 9-1 LIMÓN AREA, SCHEMATIC CROSS SECTION



W
E
Talavera
Limón
Santa Pancha
Paleosurface (speculation)
Line 1,410,000 (vein projections)
4x vertical exaggeration
525,000 E
527,000 E
529,000 E
531,000 E
533,000 E
200m
100m
0 masl
-100m
-200m
TS
TOP
TEP
T1
T2
LP
LNE
SEO
ba
Po
At
LT-C
rd
LN
LS
PB
ad
1022 (Fault)
B
P
SL
SP
M
hw
Fw
Individual Veins
LN : Ligia Norte
SP : Santa Pancha
TS : Talavera Sur
T1 : Talavera I
T2 : Talavera II
Etc.
Legend:
Silica/Clay alteration (opal, chalcedony + kaolin)
Clay alteration (kaolin, +/- alunite, +/-pyrite)
Clay alteration (illite, smectite)
Quartz Veins
Figure 9-1
Limón Area
Nicaragua
Schematic Cross Section
Source: Hedenquist, 2002
March 2009

FIGURE 9-2 SANTA PANCHA VEIN SYSTEM, LOCAL GEOLOGY


18,000 E
18,500 E
19,000 E
19,500 E
N
15,000 N
14,500 N
14,000 N
13,500 N
13,000 N
Pozo 5
(Shaft)
Coyol Group
Volcanic Rocks
to Limón Mill
road
1997-1998
Open Pit
Pozo 4
(Shaft)
Portal
Pozo 1
(Shaft)
Santa
Pancha
Village
2005-2007
Open Pit
Pozo 2
(Shaft)
0 100 200 300 400 500
Metres
Figure 9-2
Pozo 8
(Shaft)
Santa Pancha
Vein
Panteon
Vein
CENTRAL SUN MINING INC.
Limón Property
Nicaragua
Santa Pancha Vein System
Local Geology
March 2009

10 EXPLORATION

Prior to 1995, prospecting was the prominent exploration tool in the Limón area. Consequently, all but one exploration discovery of economic gold mineralization was made from trenching and drilling of outcropping quartz veins. Since there is no significant amount of sulphides or intense clay alteration directly associated with the gold mineralization, there is no direct geophysical response to the mineralized zones. A number of conventional geophysical techniques (IP, EM, and magnetometer) have been applied in the past, apparently with limited success.

RECENT EXPLORATION

Since 1996, exploration work at Limón has been directed at the discovery of hidden, subparallel veins close to existing gold mineralization. Targets have included subparallel veins and extensions of known veins in the Talavera area; extensions of previously mined veins at the Limón open pit, extensions of known veins in the Veta Nueva area and more recently extensions of the Santa Pancha structure.

In 2004, Central Sun carried out an exploration program which consisted primarily of diamond drilling that was focussed on resource definition around Talavera, at the south end of the Limón vein, and on finding the source for auriferous quartz boulders at Santa Rosa-Uval. In addition, some exploration drilling had been done to test a number of the exploration targets within the Limón concession. In total, some 38,300 m of diamond drilling was completed.

The highlight of exploration activities in 2004 was the addition of some 1,064,000 tonnes of Mineral Reserves at an average grade of 4.94 g Au/t, at Santa Pancha (Scott Wilson RPA 2005).

Only limited exploration was carried out in 2005 and 2006.

In 2007, Central Sun completed an underground in-fill diamond drilling program at Talavera that totalled 4,830 metres in 41 holes. Holes were collared at 25 m spacing and intersected targets at intervals of less than 60 m apart vertically to a depth of 30 m. A diamond drilling program of 6 holes totaling 783 m also tested the north-south extension of the El Limón zone located about 2.0 km northeast of Talavera.

In 2008, Central Sun completed a diamond drill program totalling 7,055 metres in 25 holes to test targets in the Santa Pancha mine area. This work resulted in the discovery of the Santa Pancha South extension zone which extends some 500 metres along strike and 150 metres vertically. Five (5) additional high priority targets were identified but drill testing of these targets was deferred to 2009. An extensive compilation of all existing exploration data was also completed in 2008. Much of this data has not been used for many years.

The principal exploration conducted in the Mestiza-La India area consisted of trenching and drilling from 1983 to 1991 by the INMINE with the assistance of Soviet technical advisors. In 2004, the Company completed a 1900 m drill program at Soledad de la Cruz and on projected extensions of the La India vein; however no significant gold mineralization was encountered in either area. No significant work was carried out in 2005 and 2006. In 2007 Central carried out a program of diamond drilling of 3 holes totalling 619m on the Tatiana vein however this program was terminated due to financial constraints.

In 2008, at Mestiza-La India, Magnetic, Resistivity and Induced Polarization (IP) surveys were conducted by Central Sun on 55 line kilometres along with geological mapping, sampling, prospecting and data compilation. Significant higher resistivity anomalies are associated with all of the major veins that are known on the property including the Tatiana, Espinito, Guapinol, and Constancia-America showings. The

strongest resistivity high with a strike length over 800 m is associated with the Guapinol vein in the middle of the Mestiza-La India property. The geophysical surveys resulted in eight (8) significant targets being outlined for drilling including the Guapinol, Espinito, Norte de La India, and Tatiana anomalies. Drilling of these targets was deferred to 2009.

Central Sun has an exploration team of Nicaraguan geologists, technicians, and support personnel located at the Limón mine, Orosi Mine and at Mestiza-La India. This team is directly responsible for the exploration programs within the mineral concessions. Diamond drilling services for the current exploration program is provided by external drilling contactors. All geophysical work was done under the direction of Dr. Chris Hale, P.Geo., a qualified person as defined under NI 43-101. For the magnetic and induced polarization surveys, equipment was purchased and the surveys carried out using local technicians and workers under the supervision of Dr. Hale.

2008 EXPLORATION PROGRAM

LIMON MINE AREA

Wide spaced reconnaissance drilling at approximately 100metre spacings followed by closer spaced definition drilling at approximately 50m by 50m spacings was completed on the new Santa Pancha South zone as discussed in Section 11 following. The Santa Pancha structure, located about 4 kilometres east of the Limon processing plant, strikes N20E and extends for approximately 2.5 kilometres along strike. The Santa Pancha orebody, which has the highest grade within the Limon Mine area deposits, is currently being mined on the 100 metre level at a reserve grade of approximately 5.6 g Au/t.

The closer spaced drilling provided much better definition of the distribution of gold mineralization within the extensive structure and consistently good results were obtained throughout the exploration drill program. Experience from underground mining

is that the mine grades tend to be higher than those indicated in the drill holes. Section 17 outlines the new mineral resource estimate completed for this zone.

MESTIZA LA-INDIA AREA

At Mestiza-La India, located 70 kilometres east of Limon, Magnetic, Resistivity and Induced Polarization (IP) surveys were conducted on 55 line kilometres along with geological mapping, sampling, prospecting and data compilation. Geological mapping indicates it is likely that a complete epithermal system is exposed from the lower intrusive at La India 10 kilometres to the southeast to high level quartz veins at Mestiza. Vertically, the system appears to extend from about 500 metres to perhaps as much as 900 metres (see Figure 8-2) Historic production from 1938 to 1955 at La India was 575,000 ounces of gold from 1.54 million tonnes grading 13.4 g Au/t. The Tatiana vein on the Mestiza property contains an inferred mineral resource of 558,000 tonnes at 8.80 g Au/t containing 158,600 ounces of gold (Pearson and Speirs, 2008 and see Section 17). This vein has now been traced for a strike length of 5km.

Significantly higher resistivity anomalies are associated with all of the major veins that are known on the property including the Tatiana, Espinito, Guapinol, and Constancia-America showings as shown in Figure 10-1. The strongest resistivity high with a strike length over 800 m is associated with the Guapinol vein in the middle of the Mestiza-La India property. This anomaly persists to the maximum depth sampled in both the resistivity and chargeability data. A north-south trending resistive structure is located in the previously unexplored southwest part of the grid. This trend is potentially the northward strike extension of the La India vein.

The geophysical surveys resulted in eight (8) significant targets being outlined for drilling including the Guapinol, Espinito, Norte de La India, and Tatiana anomalies. Geological mapping and sampling has confirmed the presence of gold mineralized quartz veins in the areas of these anomalies. A particular focus has been on defining areas with potential conjugate veins sets where a greater density of veining could yield potential

FIGURE 10-1 MESTIZA LA-INDIA PROPERTY – MAJOR VEIN STRUCTURES AND IP RESISTIVITY ANOMALIES


IP Anomalies Map - La Mestiza
TATIANA VEIN
CONSTANCIA VEIN
ARIZONA VEIN
LA INDIA VEIN
GUAPINOL VEIN
AMERICA VEIN
SAN LUCAS VEIN
1:20,000
Figure 10-1
CENTRAL SUN
MINING INC.
Limon Project
Nicaragua
IP Resistivity Anomalies
Mestiza - La India
March 2009

open pittable targets. A 2,500 m drill program was planned to evaluate these anomalies in 2008 however was deferred due to the Company's financial situation.

EXPLORATION POTENTIAL

Six priority diamond drill targets were identified for the 2008 program, however with the early success at Santa Pancha only one of these targets (Santa Pancha) was tested. These targets are discussed below:

Extensive areas of high-level argillic and silica alteration, along with the presence of unexplained, high-grade, auriferous quartz boulders in the southern portion of the Limón mineral concession indicates exploration potential for hidden vein mineralization. Drill hole intercepts of quartz vein gold mineralization associated with this alteration, such as at Babilonia Sur, along the Pozo Bono Fault and the Victoria Zone have been previously identified for follow-up exploration drilling (Gareau, 2004).

A number of conceptual exploration ideas, focussed on the southern portion of the Mina El Limón mine concession, have been suggested by Central Sun for field investigation. These are discussed above under the separate section of Deposit Types.

The Limón Mine is a gold producer and on-going exploration by Central Sun continues to extend known zones of gold mineralization along strike of the existing veins, such as the western extension of the Talavera Main Vein and the southern extension of Santa Pancha. The mine has an excellent record of replacing production and expanding reserves. In addition a number of target areas as shown in Figure 10-1 have been identified in zones of hydrothermal alteration. The most prominent of these are:

FIGURE 10-2 LIMÓN CONCESSION, EXPLORATION TARGETS


Figure 10-2
Limón Area, Nicaragua
Exploration Targets
Limón Concession
Talavera
~0.8 m oz
Limón
~1.0 m oz
Mill
Santa
Pancha
~1.2 m oz
TO
TV
TS
ES
ME
PB
BB
SP
Santa Rosa-Uval
P4 & P5
P1 & P2
P6
N
Legend:
TO Talavera Oeste
TV Talavera Victoria
TS Talavera Sur Extension
ES Este de SEO
ME Morales Extension
PB Pozo Bono Extension
BB Babilonia Sur
SP Santa Pancha Sur
Auriferous Boulder Fields
Exploration Target
Unconsolidated Cover
Young Volcanic Cover
Coyol Group Volcanics
Altered Volcanic Rocks
Quartz Veins
Kilometres
March 2009

SANTA PANCHA SOUTH

Drilling on this target in 2008 was very successful but there is still room for additional expansion. The higher areas of the zone in the vicinity of the Shaft #8 where there is only limited historical drilling need to be tested. To the north there are a number of historic drill holes completed in the 1950's that intersected wide mineralized zones from 6.1 metres to 13.3 metres wide but with low grades ranging from 1 to 2 g Au/t. Thes holes were done with small diameter standard drills which were very susceptible to grinding core especially in very hard silicified material. Experience in drilling the Santa Pancha South zone indicates that the high grade gold values are association with very fine grained banded chalcedonic quartz; this material may not have been recovered in the old drill holes. At depth, the predominant alteration is carbonate which is always has low gold values and the same is true to the south. However the possibility of telescope systems needs to be kept in mind when drill testing this target area.

OUESTE DE TALAVERA SUR

The primary target is the west extension of the Talavera Sur structure. A significant intersection of 18.8 g Au/t over 7.3 m (true width) in quartz vein is reported from Drill Hole 3301. This is along the projected southwest extension of the Talavera Sur structure. Underground holes previously drilled to test the extension of the Talavera Sur target resulted in encountering the new Talavera III (TIII) Vein. Recent drilling included Hole 3300, which intersected two adjacent zones of 4.3 g Au/t over 2.3 m (true width) and 7.6 g Au/t over 2.7 m (true width). These intersections are interpreted to represent the HW and FW segments of the TIII vein, adjacent to the Victoria Vein.

TALAVERA VICTORIA

Previous drilling has intersected 15.8 g Au/t over 36.0 m, at a depth of approximately 300 m below the surface, in Drill Hole 3235, and 7.7 g Au/t over 15.8 m in Drill Hole 3211. Both drill holes are situated along the flank of hydrothermal alteration along a ridge, some 5 km west of the Limón mill.

ESTE DE TALAVERA SUR

This target area is the potential extension to the east of the Talavera Sur structure.

EAST OF SEO

Drilling in this area near the main Talavera Vein suggests that the structure remains open to the northeast.

MORALES EXTENSION

DDH 1763 intersected 6.85 g Au/t over 2.4m and DDH 1761, 8.0 g Au/t over 1.60m. This zone has similar characteristics as Veta Nueva.

POZO BONO EXTENSION

Two holes have tested this area with one hole intersecting 10.15 g Au/t over 1.0 m. Follow-up drilling is planned.

BABILONIA SUR

Diamond drilling in the past had intersected a wide zone of low-grade gold, of 0.56 g Au/t over 15.6 m, with intervening higher grades. Follow-up drilling did not replicate earlier results however compilation of historical drill data indicates that the initial follow-up drilling was poorly placed to test this target; hence, it remains a valid exploration

target for the future. It appears that this wide intersection is likely in a hole drilled down dip of the vein.

In addition to the above targets, sampling of mineralized boulders in 2004 detected a gold- and clay-mineral anomalous zone in an area known as Santa Rosa-Uval 1.5 km to 3 km southwest of the Limón mill. Drilling beneath these areas, however, did not locate significant mineralization. This target is being re-evaluated geologically to determine if an alternative source is possible.

MESTIZA-LA INDIA

Figure 10-3 shows the major vein structures that have been identified on the Mestiza property. Most of the previous work has been directed towards the Tatiana vein however other structures in the area have good potential to host significant gold mineralization. As noted above, significantly higher resistivity anomalies are associated with all of the major veins that are known on the property including the Tatiana, Espinito, Guapinol, and Constancia-America showings as shown in Figure 10-3. The strongest resistivity high with a strike length over 800 m is associated with the Guapinol vein in the middle of the Mestiza-La India property (see Figure 10-1). All of these anomalies need to be drill tested.

The volcanic-epithermal system at Mestiza-La India is very extensive from 5 to 10 km horizontally and vertically from 500 to 700 metres (see Figure 8-2) Data from the La India mine is currently being compiled and this area including the historical resources needs to be re-evaluated and drill tested to confirm these resources.

FIGURE 10-3 MESTIZA-LA INDIA PROPERTY – MAJOR VEIN STRUCTURES AND IP RESISIVITY ANOMALIES


Mestiza - La India Area, Nicaragua
Mestiza Property
Plan Map of Vein Structures
Figure 10-3
Las Lajitas
Constancia
Guapinol
Dos Armandos
America
San Miguel
TATIANA
BUENOS AIRES
Chorro
March 2009

11 DRILLING

Central Sun carried out the current diamond drilling program through a combination of in-house and external contractor crews. Systematic testing of the gold bearing zones was started by Black Hawk and earlier operators, by diamond drill holes spaced 25 m to 50 m apart. This was followed by driving declines and drifting along the various mineralized zones. To date, 410,000 m (3,476 holes) of surface and underground drilling has been completed on the property.

The procedures used during the diamond drilling programs are as follows:

- Holes drilled to intercept gold mineralization at shallow depth are set-up to produce HQ-sized core to insure good core recovery in the weathered rock. Deeper holes, where weathering is not a concern, are completed to produce NQ-sized core.

- The collar locations of all drill holes are surveyed and marked in the field. A Pajari survey instrument is used to provide control information on the directional deviation (both azimuth and inclination) of each hole. The number of measurements taken per hole is dependent upon the hole length and included at a minimum a measurement at the bottom and top of each hole, and for each 100-metre interval down the hole. No significant deviation problems have been encountered at Santa Pancha, which is in keeping with survey results in the Limón area since in-hole surveying was initiated in 1994 (Gareau, 2004).

- Lithologic logging is done on drill core and geotechnical observations are made by company geologists. This includes marking lithologic contacts, descriptive geology, core angles, core diameter, down hole inclination, percent core recovery record, true thickness calculations and graphic log depicting all down-hole data including assay values. Until 2007, all information was recorded on hand written

logs. For the 2008 program, direct logging using the GEMCOM LOGGER software was fully implemented for all the exploration drilling. Photographs are taken of all exploration drill core. All previous drill hole information has been entered into a digital database and new holes are added to the database as they are logged. Regular backup procedures for the database are in place.

LIMON MINE AREA

Wide spaced reconnaissance drilling at approximately 100metre spacing followed by closer spaced definition drilling at approximately 50m by 50m spacing was completed on the new Santa Pancha South zone as shown on vertical longitudinal section in Figure 11-1. The Santa Pancha structure, located about 4 kilometres east of the Limon processing plant, strikes N20E and extends for approximately 2.5 kilometres along strike. The Santa Pancha orebody, which has the highest grade within the Limon Mine area deposits, is currently being mined on the 100 metre level at a reserve grade of approximately 5.6 g Au/t.

In 2008 Central Sun completed 7,055 metres of diamond drilling in 25 holes. This drilling outlined a mineralized zone that extends at least 500 metres along strike and 150 metres vertically (as shown in Figure 11-1). Gold mineralization occurs within a north-south striking, steeply dipping epithermal quartz vein breccia zone that averages approximately 15 metres thick. The highest grade gold values within this zone are associated with zones of very fine-grained, laminated chalcedonic quartz. Complete results from all holes are shown in Table 11-1 and drill hole collar coordinates and orientation are listed in Appendix I . Highlights from the 2008 program at Santa Pancha are as follows:

- 5.83 g Au/t (4.99 g/t with highs cut to 25 g/t) over 12.3m true width in LM-08-01
- 4.54 g Au/t over 15.0m true width in LM-08-03
- 7.22 g Au/t over 2.6m true width in LM-08-04
- 6.25 g Au/t over 5.0m true width in LM-08-11

- 7.34 g Au/t over 3.8m true width in LM-08-12
- 8.76 g Au/t (6.21 g/t with highs cut to 25 g/t) over 15.4m in LM-08-13
- 6.70 g Au/t over 6.6m true width in LM-08-14
- 9.83 g Au/t over 6.4m true width in LM-08-19
- 6.05 g Au/t over 18.0m true width in LM-08-21
- 198.69 g Au/t (7.90 g/t with highs cut to 25 g/t) over 5.3 true width in LM-08-22

The closer spaced drilling provided much better definition of the distribution of gold mineralization within the extensive structure and consistently good results were obtained throughout the exploration drill program. Experience from underground mining is that the mine grades tend to be higher than those indicated in the drill holes. Section 17 outlines the new mineral resource estimate completed for this zone.

No drilling was carried out in 2008 on the Mestiza-La India project.

FIGURE 11-1 VERTICAL LONGITUDINAL SECTION, SANTA PANCHA SOUTH ZONE WITH 2008 RESULTS


Santa Pancha, Nicaragua
Vertical Longitudinal Section
with Major Target Area
(Looking West-Northwest)
Figure 11-1
Section Line at 20°
LEGEND
Measured & Indicated Resource*
Inferred Resource*
Mined Out Areas
Target Area
* resource blocks shown are as of December 31, 2007 estimate
March 2009
Drill Holes (Au grams per tonne / metres true width)
Drill Holes (low grade values)
2008 CSM Drill Hole (Au grams per tonne / metres true width)
2008 CSM Drill Hole (planned)
HW = Hanging Wall FW = Footwall
NSV = No Significant Value

TABLE 11-1 SIGNIFICANT DIAMOND DRILL HOLE RESULTS 2008 EXPLORATION PROGRAM, SANTA PANCHA							
Central Sun Mining – Limón Mine							
Hole(i)	**From (metres)**	**To (metres)**	**Core Length (metres)**	**True Width (metres)**	**Gold (g/t)**		**Zone**
					Uncut	**Cut(ii)**	
LM-08-001	235.15	253.50	18.35	12.3	**5.83**	**4.99**	Santa Pancha
incl.	237.70	247.45	9.75	6.5	**9.62**	**8.03**	
LM-08-002	237.24	241.80	4.56	3.2	**1.80**		Santa Pancha
LM-08-003	254.96	272.26	17.30	15.1	**4.54**		Santa Pancha
LM-08-004	245.90	249.80	3.9	3.4	**2.57**		Santa Pancha
	256.60	259.60	3.0	2.6	**7.22**		Santa Pancha
LM-08-005	283.50	286.30	2.8	2.7	**2.78**		Santa Pancha
	304.40	307.20	2.9	2.8	**0.84**		Santa Pancha
LM-08-006	263.60	272.80	9.2	8.3	**0.04**		Santa Pancha
	297.80	301.90	4.2	3.8	**0.28**		Santa Pancha
LM-08-007	367.80	370.50	2.7	2.1	**0.99**		Santa Pancha
	374.80	377.90	3.1	2.4	**0.69**		Santa Pancha
LM-08-008	351.61	355.98	4.37	3.3	**1.12**		Santa Pancha
LM-08-009	302.17	304.62	2.45	2.0	**3.83**		Santa Pancha
LM-08-010	216.30	221.73	5.43	5.0	**6.25**		Santa Pancha
LM-08-011	202.61	206.75	4.14	3.9	**1.45**		Santa Pancha
LM-08-012	229.15	233.80	4.65	3.8	**7.34**		Santa Pancha
LM-08-013	195.97	214.25	18.28	15.4	**8.76**	**6.21**	Santa Pancha
LM-08-014	305.06	312.32	7.26	6.6	**6.70**		Santa Pancha
LM-08-015	306.42	308.00	1.58	1.4	**3.20**		Santa Pancha
LM-08-016	87.25	93.40	6.15	5.8	**0.27**		Santa Pancha
LM-08-017	86.45	89.25	2.80	2.7	**1.03**		Santa Pancha
LM-08-018	358.33	363.20	4.87	4.6	**1.43**		Santa Pancha
LM-08-019	315.93	322.97	7.52	6.4	**9.83**		Santa Pancha
LM-08-020	301.18	303.76	2.58	2.4	**3.14**		Santa Pancha
LM-08-021	42.65	62.03	19.38	18.0	**6.05**		Santa Pancha
LM-08-022	259.92	265.42	5.50	5.3	**198.69**	**7.90**	Santa Pancha
LM-08-023	196.80	202.05	5.25	4.0	**1.58**		Santa Pancha
LM-08-024	95.90	100.25	4.96	3.8	**1.43**		Santa Pancha
LM-08-025	122.20	127.90	6.92	2.6	**3.40**		Santa Pancha

(i) All holes are NQ core size
(ii) High sample assays capped at 25 Au g/t following the practice at the Santa Pancha mine; the cut values were established geostatistically.

12 SAMPLING METHOD AND APPROACH

Materials sampled for resource and reserve estimation for Santa Pancha and Talavera include drill core, underground workings and surface trenches. Core size varies from HQ and/or NQ for most surface holes to BQTK for most underground holes. Drill core recovery at Limón is generally very good except locally in fault zones. All samples are collected by, or under the supervision of, a geologist.

The methodology of sampling of the drill core, underground openings or surface material which has been used by Central Sun for all work on the property is described below:

- For diamond drill holes, mineralized drill core intervals to be sampled are identified and marked by the geologist. Sample lengths vary from 0.5 m to 1.5 m. Visual indicators of the intervals to be sampled includes quartz veins, silicified breccias, silicified rock and other altered zones established for the Limón district by TMSA geologists. Sample intervals are selected based on changes in mineralization style, and are normally extended for two metres into unmineralized rock. Marked sample intervals are split in half using a saw or a mechanical splitter. A technician collects a continuous sample of the sawn core.

- Underground development workings that expose mineralized veins are routinely sampled using continuous chip samples taken at waist height perpendicular to vein contacts (for resource estimation assay data from these samples are projected on the horizontal plane). Samples are taken for each round of advance, giving a sample spacing of approximately three metres along the vein strike. The complete width of the development drift is sampled. A sample is normally taken for each metre of vein width, and sample lengths may vary depending on the width of the vein and changes of geology. Sampling is by a trained technician under the supervision of the mine geologist.

- Materials sampled as part of ongoing exploration activities include soils, boulders, rock outcrops, trenches and drill core. All samples are taken by or under the supervision of a geologist. Exploration samples of rock outcrops and boulders are normally taken as discontinuous chip samples while trench samples are taken as continuous chip samples. These exploration sample materials are used to detect the presence of precious metals for target identification, and are not normally used for resource estimation.

- Trench samples are taken as continuous chip samples of the exposed bedrock and back fill materials. Trench sample results are only used for the estimation of the near surface (open-pit) mineral resources.

- Sample lengths for both drill core and trenches are normally one metre, but vary from 0.5 m to 1.5 m, reflecting changes in the observed geology. Each sample is assigned and tagged with a unique sample number.

The drill hole and underground sampling procedures employed by Central Sun conform to industry standards.

13 SAMPLE PREPARATION, ANALYSES AND SECURITY

SAMPLE PREPARATION AND ASSAYS

Rock and core samples are crushed, pulverized, and fire assayed for gold and silver on-site at the Limón mine laboratory. In the laboratory, there are separate crushing and pulverizing circuits for the mine grade control samples and exploration samples.

All assays used in the Limón Mine mineral resource and reserve estimates were done at the Limón Mine laboratory located near the mill, warehouse and office complex. Quality control includes the use of blanks, duplicates, standards and internal check assays by the Limón Mine laboratory. From 2000 to 2007, external check assays were performed at ACME Analytical Laboratories Ltd. (ACME), a certified laboratory in Vancouver, B.C., Canada. This laboratory uses a number of standard samples with the assay values certified by an external laboratory, Lakefield Research Limited (Lakefield) of Canada. In 2008, 10% of assay pulps were sent for external checks at ALS Chumex, a certified laboratory also located in Vancouver, B.C. Independent reference standards were inserted in all sample batches at the rate of one (1) standard per 75 samples.

The very fine-grained nature of the gold in the Limón mining district greatly reduces sampling and assay variability related to coarse gold ("nugget effect") and allows for good reproducibility of assays. To date only two occurrences of visible gold have been reported from the Limón Mine; the second was in the 2008 diamond drill program. The sample preparation and assay protocols are presented in Figure 13-1.

FIGURE 13-1 SAMPLE PREPARATION AND ASSAY PROTOCOLS – LIMÓN MINE LABORATORY


Triton Minera, S.A.
Mill-Mine Production-Exploration
Limón Mine
Sample Receipt
(Checked against sample list)
Dry at <200° C
1st Stage Crush
(100% at -1/4")
2nd Stage Crush
(100% at -10 mesh)
Quarter Split
1/4 Sample Split for Analysis
REJECT
(Production and exploration rejects saved
Sample Dried
(Sample maintain order)
Pulverization ~2.5 min (90.0-92.0% -200#)
Homogenize by Rolling
Weigh Sample for Fire Assay Extraction
(29.2 g (1 assay ton) to 108 g flux w/ PbO)
Fuse/melt ~45 to 60 min. (1030° to 1050° C)
Note: if Pb button <29.0 g discard and start again
Cupelation
(45 min. for 1 assay ton)
Flatten Au-Ag Button*
* Weigh if Ag assay requested
Partition
(Ag removal, HNO3: H2O at 1:3)
Rinse with Distilled Water 3x
Retort in Oven
Weigh Au Button
(Micro-balance precision 0.03 g/t)
* Ag content calculated from difference in weigh
REPORT RESULT
Figure 13-1
CENTRAL SUN MINING INC.
Limón Property
Nicaragua
Sample Preparation &
Assay Protocols
El Limón Mine Laboratory
March 2009

ASSAY QUALITY ASSURANCE AND QUALITY CONTROL

The quality assurance procedures and assay protocols followed by Central Sun for underground and drill core samples at the Limón Mine were reviewed in previous years by independent consultants and were found to conform to industry accepted practices (Scott Wilson RPA, 2005). These procedures are, as follows:

- Samples are handled only by the Central Sun and TMSA authorized personnel. Samples from the mining operation are delivered by the mine geologist or technician directly to the mine laboratory each day upon completion of the underground sampling.

- All drill core from surface and underground drill holes is taken one or more times per shift from the drill rigs directly to a drill logging and sampling area within the secured and guarded mine property by authorized mine or exploration personnel. Within 48 hours, the material core intervals (e.g. potentially mineralized intervals) are photographed, logged and sampled; and the samples are delivered directly to the mine laboratory.

- Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. The second half of the split core is stored on-site as a control sample, available for review and re-sampling if required.

Sample preparation and assays are carried out at the Limón Mine laboratory. The procedures used at this laboratory, including the reagents and apparatus used for the assays, are similar to those used at many commercial laboratories in Canada. In particular, they include:

- Crushing the split sample to 10 mesh and grinding it to 200 mesh.
- Assays carried out on 29.2 g (1 assay-ton) sub-samples.

- Cupelling after adding soda at 650° C.
- Determination of the gold and silver content by gravimetric finish.

The laboratory maintains a separate preparation circuit for exploration samples. This circuit is never used for results of mineral samples, which greatly reduces possible contamination. All samples for the 2008 exploration program were prepared in the exploration circuit.

CHECK ASSAYS

Check assays and quality control-quality assurance (QA/QC) procedures are followed at the Limón mine laboratory. These include internal check assays by the Limón Mine laboratory, and external check assays performed at ACME (2000-2007) and ALS Chewex (2008). Both laboratories are ISO 9001-2000 certified. The check assays are conducted independently by the exploration group and the Limón laboratory manager, and the standard samples are certified by Lakefield. In 2008 Central Sun instituted a program whereby 10% of pulps are regularly checked at ALS Chemex Laboratories in Vancouver, British Columbia and certified external standards are inserted into each batch at the rate of one (1) standard per 75 samples.

Standard procedures for QA/QC in the Limon Laboratory are as follows:

- The laboratory manager inserts standard samples, duplicate samples and blanks routinely. One blank and one standard sample are inserted in every batch of 24 assays. Duplicates are inserted every tenth sample.

- The laboratory manager inserts blind duplicate pulps and sends pulp samples to an external laboratory for checking.

Scott Wilson RPA reviewed the check assay programs in their report dated February 24, 2005 and commented as follows: *"External check assays for the 2004 drill campaign at Santa Pancha were performed at ACME. A total of 82 sample pulps and 23 sample rejects were submitted to ACME for check assay. In addition; eight duplicate, four blanks and four control standard samples were also included for quality control by TMSA exploration staff. The same samples sent to ACME were resubmitted to the Limón laboratory for blind internal check assays."*

"A review of the blanks shows no evidence or concerns with contamination in the sample preparation and assay procedure. In particular, these results indicate that:

- *The duplicates show an acceptable precision both for the Limón laboratory and for ACME.*
- *The reject check assay results show good comparison between the two laboratories with no apparent bias.*
- *The ACME pulp check assays show a tendency to report comparable, but consistently lower values for assays greater than 8.0 g/t, however, the control standards submitted with the blind checks to the Limón laboratory show no apparent bias in the Limón assays.*

The Limón laboratory also carries out QA/QC checks on a set of standards. These range in concentrations from a low of 1 g Au/t to more than 8 g Au/t, and are internal standards prepared by the Limón laboratory. Internal check assays are monitored on a daily basis. For a medium-grade standard having an average grade of 4.05 g Au/t, and a standard deviation of 0.1174 g Au/t, the mine laboratory carried out 136 determinations during the month of November 2004, and results are shown in Figure 13-3. These results show that:

- *87 assays (64%) were within one standard deviation ($\pm 1\sigma$) of the mean.*
- *49 assays (36%) were within two standard deviations ($\pm 2\sigma$) of the mean.*
- *None of the assays were more than two standard deviations ($\pm 2\sigma$) of the mean.*

The check assay results compare well with the Limón Mine laboratory gold assays, and that the Limón assay results are acceptable and suitable for estimation of Mineral Resources and Mineral Reserves."

A review and analysis of the check assay results from 2006 and 2007 was previously carried out by the authors and reported in the technical report dated March 1, 2008. Data is available for each month for both years for blanks, duplicates, standards and external checks.

Graphs showing results of duplicates and external checks for exploration samples are shown in Figures 13-2 and 13-3 respectively. The overall results show very good consistency between both duplicate samples and external checks on pulps.

Three reference standards prepared by Ore Research & Exploration Pty Ltd. were used on a rotating basis for an external check. Figures 13-4 (OREAS 61Pa – recommended value 4.46 g Au/t), Figure 13-5 (OREAS 17Pb – recommended value 2.56 g Au/t) and Figure 13-6 (OREAS 15Pa – recommended value 1.02 g Au/t) show results on these standards at the Limon laboratory. The results for the 2.56 g Au/t and 1.02 g Au/t standards were very good and within accepted limits. However results on the 4.46 g Au/t standard were generally with more scattered although the values were only about a maximum of 10% higher; the reason for this needs to be checked. It is possible that the standard may not have been as homogenous as it should be or that there is slight higher bias in the laboratory in this range of value. In analyzing the data, several samples were found to be misnumbered and were eliminated from the data set. The upgrading of the Limon Laboratory needs to be completed as soon as possible with the implementation of a full LIMS system to capture all data digitally as well as implementation of a bar code labelling system to eliminate errors in numbering samples.

The authors confirm that the Limon assay results are acceptable and suitable for estimation of mineral resources and mineral reserves.

FIGURE 13-2 CHECK ASSAYS – DUPLICATES, LIMÓN


Check Assays – Duplicates, Limón
Au (g/t)
Au values in Original (g/t)
Au values in Duplicates (g/t)
0.00
5.00
10.00
15.00
20.00
25.00
30.00
Figure 13-2
CENTRAL SUN
Check Assays – Duplicates
Limón
March 2009

FIGURE 13-3 CHECK ASSAYS – EXTERNAL CHECKS, ALS CHEMEX VS LIMÓN


CHECK ASSAYS-EXTERNAL CHECKS, ALS CHEMEX VS LIMON LAB
Au (g/t)
Chemex Lab Au (g/t)
Limon Lab Au (g/t)
25.00
20.00
15.00
10.00
5.00
0.00
0
5
10
15
20
25
Figure 13-3
Check Assays – External Checks
ALS Chemex vs Limón Lab
March 2009

FIGURE 13-4 CHECK ASSAYS – EXTERNAL STANDARD OREAS61P RECOMMENDED VALUE 4.46 G AU/T


Check Assays – external standard oreas61p recommended value 4.46 G Au/T
+3S
+2S
R
-2S
-3S
5.00
4.90
4.80
4.70
4.60
4.50
4.40
4.30
4.20
4.10
4.00
Au (g/t)
3/Jan/08
22/Feb/08
12/Apr/08
1/Jun/08
21/Jul/08
9/Sep/08
29/Oct/08
Date of Analysis
Figure 13-4
Check Assays – External Standard
OREAS61P
Recommended Value 4.46 G AU/T
March 2009

FIGURE 13-5 CHECK ASSAYS – EXTERNAL STANDARD OREAS17PB RECOMMENDED VALUE 2.56 G AU/T


Check Assays – external standard oreas17p recommended value 2.56 G Au/T
Au (g/t)
3.00
2.90
2.80
2.70
2.60
2.50
2.40
2.30
2.20
2.10
2.00
+3S
+2S
R
-2S
-3S
3/Jan/08
22/Feb/08
12/Apr/08
1/Jun/08
21/Jul/08
9/Sep/08
29/Oct/08
Date of Analysis
Figure 13-5
CENTRAL SUN
Check Assays – External Standard
OREAS17PB
Recommended Value 2.56 G AU/T
March 2009

FIGURE 13-6 CHECK ASSAYS – EXTERNAL STANDARD OREAS15PA RECOMMENDED VALUE 1.02 G AU/T


Check Assays – external standard oreas15p recommended value 1.02 G Au/T
+3S
+2S
R
-2S
-3S
Au (g/t)
1.50
1.40
1.30
1.20
1.10
1.00
0.90
0.80
0.70
0.60
0.50
3/Jan/08
22/Feb/08
12/Apr/08
1/Jun/08
21/Jul/08
9/Sep/08
29/Oct/08
Date of Analysis
Figure 13-6
CENTRAL SUN
Check Assays – External Standard OREAS15PA
Recommended Value 1.02 G AU/T
March 2009

SAMPLE SECURITY

The procedures for sample security are discussed under assay quality assurance and quality control. The sample security procedures at Limón Mine are in keeping with industry standards.

14 DATA VERIFICATION

DATA VERIFICATION BY CENTRAL SUN

During the drilling campaigns data verification and quality control is done by TMSA personnel. The quality and reliability of the data obtained from ongoing programs is reviewed and verified by TMSA staff geologists each time there is an update of the resource for any particular zone. Dr. William N. Pearson, P.Geo. Executive Vice President, Exploration, who is a Qualified Person in accordance with National Instrument 43-101, performed a second verification prior to finalizing the updated resource estimate for Limón and the new resource estimate for Santa Pancha Sur.

In years prior to 2007, Mineral Resources and Mineral Resource audits were conducted by an external, independent consultant that included random checks on the assay database against original assay certificates. In 1999, this consultant determined that there were no material inaccuracies in the assay database and that Black Hawk's methods and procedures are within North American industry standards. Scott Wilson RPA's 2003 and 2005 due diligence review revealed no changes in methods or procedures since the time of the independent consultant's report in 1999.

Scott Wilson RPA as part of their due diligence in 2003, collected three independent samples from drill core to confirm the general level of the TMSA laboratory assays, and had them assayed at SGS Laboratories (SGS) in Don Mills, Ontario. The samples were taken from the remaining half core from two drill holes. Scott Wilson RPA concluded that the samples confirmed the presence of gold and silver values at essentially the same order of magnitude as the El Limón laboratory assays.

For the 2005 report, Scott Wilson RPA collected a total of nine (9) samples, four from underground workings of the Talavera Vein and five samples of split core from

diamond drill holes which have tested the Santa Pancha deposit, and sent them to SGS Laboratories, for independent assays for gold. Table 14-1 provides the sample description and assay results.

TABLE 14-1 SCOTT WILSON RPA INDEPENDENT SAMPLING RESULTS
Central Sun Gold – Limón Mine

RPA Sample No.	From (m)	To (m)	Interval (m)	RPA g Au/t	TMSA g Au/t	Remark
70801				12.16	70.35	Channel sample, TWP (Talavera) vein, Level 153
70802				6.61		Channel sample, TWP (Talavera) vein, Level 153
70803				3.38	4.11	Channel sample, TWP (Talavera) vein, Level 153
70804				14.70		Channel sample, TWP (Talavera) vein, Level 153
A026355	29.66	30.59	0.93	10.43	3.74	Drill core, Hole No. 3147, Santa Pancha P1HW vein
A026358	30.59	31.52	0.93	41.21	21.36	Drill core, Hole No. 3147, Santa Pancha P1HW vein
A026359	31.52	32.45	0.93	71.17	72.92	Drill core, Hole No. 3147, Santa Pancha P1HW vein
A026360	107.02	108.05	1.03	10.41	5.52	Drill core, Hole No. 3169, Santa Pancha P1HW vein
A026361	108.05	109.11	1.06	4.36	3.43	Drill core, Hole No. 3169, Santa Pancha P1HW vein

Note: Samples 70801 and 70802 represent old sample No. 22744, and samples 70803 and 70804 represent old sample No. 22745.

As in 2003, the 2005 Scott Wilson RPA samples confirmed the presence of gold values at essentially the same order of magnitude as the Limón laboratory assays. In fact, some of the SGS values were slightly higher than the Limón laboratory results. The differences are considered to be due to the variability in gold between the two halves of the core, and are not cause for concern, in Scott Wilson RPA's view.

As part of their due diligence, Scott Wilson RPA also carried out a detailed review of diamond drill logs for Hole No. 3147, 3169, 3144, 3170 and 3224 of cross section 13795N, of the Santa Pancha deposit. Scott Wilson RPA considered the drill hole logging and data recording procedures to be in keeping with industry standards.

In January 2008, Central Sun implemented GEMCOM software and the LOGGER system for entry of logging data directly into a computer during the process of logging drill core. This approach substantially reduces errors that typically arise from the entry of data from paper to digital form. All exploration drill core at Limon is now logged in this manner. As part of the resource estimate for newly discovered Santa Pancha South zone, a systematic verification of all data from the historical drilling of Santa Pancha was completed. Verification of historical data in other zones is currently in progress. This review included examination of historical drill logs, assay certificates, old reports, plan maps and cross sections. In some cases old casings could be located to confirm locations of old surface drill holes. Some errors in calculations for coordinates of old holes were identified and these were corrected.

In conjunction with the work by Exploration, the mine geology department at Limon completed an extensive compilation and verification of historical data including underground workings and old stopes on the Santa Pancha, Talavera, Veta Nueva and Open Pits at Limon. This information was entered into MineSite which is now being used to facilitate mine planning.

15 ADJACENT PROPERTIES

There is no significant work being carried out on properties adjacent those of Central Sun's in the Limón Mine or Mestiza-La India areas with the exception of local guirisero (artisanal miners) activity.

16 MINERAL PROCESSING AND METALLURGICAL TESTING

The Limón mill is a nominal 1,000 tonnes per day CIP gold recovery plant. Run of mine (ROM) ore is hauled by truck from the Talavera Mine (4km from the process plant) and the Santa Pancha Mine (6km from the process plant) and stockpiled in front of the primary crusher or dumped directly into the 36-tonne capacity dump hopper feeding the jaw crusher. The hopper is fitted with a stationary grizzly to limit the top size to the crusher. When required, a front-end loader transfers ore from the accumulated stockpile into the hopper. A variable speed apron feeder draws the ore from the dump hopper at a nominal rate of 55 tonnes per hour to feed the primary jaw crusher. The primary crusher is operated on a three shift per day, seven days per week schedule. The crusher produces a minus 150 mm, crushed ore product. The crusher discharge conveyor delivers the ore to the crushed ore stockpile located near the semi-autogenous grinding (SAG) mill feed hopper via a plough and chute.

A variable speed belt feeder draws the ore from SAG mill feed hopper at a nominal rate of 42 tonnes per hour onto the SAG mill feed conveyor, then delivers it to the SAG mill. The SAG mill discharge fines are combined with the discharge from the ball mill in the cyclone feed pumpbox. Lime is also added to the cyclone feed pumpbox. A cyclone feed pump feeds the mill discharges to three operating hydrocyclones. The cyclone underflow flows by gravity to the ball mill feed chute. Water is added automatically to the cyclone feed pumpbox to maintain a set-point cyclone feed density. A vibrating screen cleans the cyclone overflow of trash before it flows to the thickener tanks.

Approximately 36 hours of leach residence time is provided by the three leach tanks at 40% to 45% solids thickener tanks underflow density. Pure oxygen is injected through a special injector, in lieu of using compressed air, a process that improves recovery by 5%. The leached slurry overflows from a leach tank into the carbon-in-pulp ("CIP")

carousel circuit, comprising of six tanks on a step down elevation gradation, to allow the slurry to gravity flow. Carbon is moved every two days by pumping out the slurry to the loaded carbon vibrating screen. The loaded carbon batch from the loaded carbon screen is collected in the acid wash tank to clean the carbon of calcium and other inorganic contaminants. After acid washing, the acid is neutralized and the alkalinity is increased. The carbon batch is then advanced to the carbon stripping vessel. Following stripping, the carbon is washed with water to cool the carbon and to recover all of the gold bearing solution. Washed and stripped carbon is then regenerated in a standard rotary kiln and returned to the CIP circuit.

The pregnant solution is circulated through the electrowinning cell then back into the pregnant solution tank. The electrowinning cell design is a sludge type where the majority of the gold is washed to the cell bottom and collected by flushing with a water hose into the filter feed pumpbox. The remaining gold cathodes and gold sludge filter cake are then both smelted to doré in the refinery furnace.

The production records for the Limón Mill from 2003 to 2008 as well as the Life of Mine Plan for 2007 to 2012, are summarized in Tables 18-1 and 18-3, respectively, in Section 18. Recent operations have demonstrated that the mill is capable of sustaining a rate of 1,200 tonnes per day. Productivity of the mill has at times, however, been limited by the mine production. Life of Mine Plan projections of mill performance, are consistent with or better than past achievements.

Metallurgical test work for several of the mineralized zones at Santa Pancha was completed in the Limón laboratory. Metallurgical recovery tests, based on the typical operating conditions in the Limon mill, predicted an average 82.0% recovery. The test results compare well with gold recoveries obtained from the processing of open-pit material mined adjacent to Pozo 4 at Santa Pancha in 1998 and 1999 (Gareau, 2004). With plant upgrades and improved maintenance practices over the past year, much higher recoveries of 86% have been obtained on a consistent basis.

FIGURE 16-1 LIMÓN MINE, GENERAL SITE PLAN


N
16,000 N
15,000 N
14,000 N
15,000 E
14,000 E
13,000 E
12,000 E
March 2009
to Santa Pancha
South Pit
Pozo Bono
Main Offices
Hotel
Hospital
to Leon
La Tigra Pit
North Pit
Plant Site
Limón
New Tailings Area
Road to Talavera
Old Tailings Pond
Veta Nueva Portal
Portal
Talavera Mine Site
0 200 400 600 800 1000
Metres
Figure 16-1
CENTRAL SUN
Limón Mine
Nicaragua
General Site Plan

FIGURE 16-2 LIMÓN MINE, MILL AREA SITE PLAN


Old Warehouse
General Manager
H.R.
Doctor
Ore Bin
Stockpile
Crusher
Sag Mill
Power Station
Sub Station
CIP Circuit
Leach Circuit
ADR
Enviro. & Safety
Carpentry
Main Gate
Police Station
Eng. & Geology
Exploration
Junta de Fomento
Workshop
Lab
Warehouse
to Leon
to Talavera Mine
15,000 E
14,500 E
16,000 N
15,500 N
0
50
100
150
200
Metres
Figure 16-2
Limón Project
Nicaragua
Mill Area Site Plan
March 2009

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

MINERAL RESOURCES

An update of the mineral resources and reserves was completed in March 2008 by Central Sun mine geology and engineering personnel under the supervision of Dr. William N. Pearson, P.Geo. and Mr. Graham Speirs, P.Eng. Both individuals are Qualified Persons as defined under National Instrument 43-101. This estimate was based on work previously completed by Scott Wilson RPA in 2005 as outlined in their report dated February 24, 2005 that is filed on Sedar. The updated mineral reserve and mineral resource estimate as at December 31, 2007 incorporated results from the in-fill underground diamond drilling completed in 2007. Methodology employed was the same as used by Scott Wilson RPA except that the gold price was adjusted to $US550 per ounce for mineral reserves and cutoff grades adjusted for both mineral reserves and remaining resources.

The present report provides a further update of the mineral resources and reserves at Limon Mine as at December 31, 2008 by the same authors. This updated estimate also includes an inferred mineral resource for the newly discovered Santa Pancha South zone as well as the Tatiana vein in the Mestiza-La India project.

For the newly discovered Santa Pancha South zone, a block model was developed; the first ever completed on the property. Grade interpolation was completed using ordinary Kriging.

Table 17-1 lists Mineral Reserves and Mineral Resources as at December 31, 2008. The Mineral Resources are in addition to the Mineral Reserves. There are areas of higher-grade mineralization within the overall Mineral Resources and Mineral Reserves. Appendix I contains representative plans and cross sections of Santa Pancha, Talavera and a longitudinal section of the Tatiana Vein at Mestiza.

TABLE 17-1 MINERAL RESERVES AND MINERAL RESOURCES

Central Sun – Limón Mine and Mestiza-La India Project
As at December 31, 2008

Mineral Reserves

Deposit	Category	Tonnes	Grade (g Au/t)	Contained Ounces Au
Talavera	Proven	12,100	3.61	1,400
	Probable	44,158	4.49	6,400
Santa Pancha	Proven	43,800	5.50	7,700
	Probable	647,334	4.77	99,300
Veta Nueva	Proven	0	0.00	0
	Probable	168,169	5.66	30,600
Open Pits	Proven	12,700	6.65	2,700
	Probable	229,748	3.52	26,000
Subtotal	Proven	68,600	5.38	11,900
Subtotal	Probable	1,089,400	4.63	162,300
Total	**Proven & Probable**	**1,158,000**	**4.68**	**174,100**
	Additional Mineral Resources			
Talavera	Measured	237,900	7.25	55,400
	Indicated	31,400	4.77	4,800
Santa Pancha	Measured	0	0.00	0
	Indicated	232,100	4.02	30,000
Veta Nueva	Measured	0	0.00	0
	Indicated	55,300	6.76	12,000
Open Pits	Measured	0	0.00	0
	Indicated	6,700	3.03	660
Subtotal	Measured	237,900	7.25	55,400
Subtotal	Indicated	325,500	4.54	47,500
Total	**Measured & Indicated**	**563,400**	**5.68**	**102,900**
Talavera	Inferred	189,000	7.04	42,700
Santa Pancha	Inferred	1,036,000	5.64	187,800
Santa Pancha Sur	Inferred	1,033,000	4.99	165,600
Veta Nueva	Inferred	54,000	6.28	10,900
Open Pits	Inferred	129,000	2.97	12,300
Mestiza-La India	Inferred	558,000	8.80	158,600
Total	**Inferred**	**2,999,000**	**6.81**	**577,900**

Notes:
1 CIM definitions were followed for estimation of reserves & resources.
2 Mineral Reserves are estimated at a cutoff grade of 3.8 g Au/t. Additional Mineral Resources which exclude reserves are estimated at a cutoff grade of 3.0 g Au/t.
3 Mineral Reserves are estimated using an average long-term gold price of US$550 per ounce.
4 A minimum vein width of 2.4 m was used, and a minimum mining width of 3.0 m.
5 Dilution added was 0.3m each side (total 0.6m) at 0 grade.
6 Specific Gravity is 2.60.

These resources in the opinion of the authors have been estimated in accordance with the Mineral Resource/Reserve Classification as recommended by the CIM Committee on Mineral Resources/Reserves and referenced in NI 43-101.

DATABASE

Mineral resource and reserve estimates for the Limón Mine are based on data from underground face chip sampling and mapping and from underground and surface diamond drill holes. The drill hole data are placed in files for each drill hole and stored digitally. The underground information is recorded in data books and plotted manually on level plans. All drill core, survey, geological and assay information used for the resource and reserve estimates is verified and approved by the TMSA geological staff and maintained as an on-site database.

DRILL HOLE DATA

Scott Wilson RPA previously inspected some of the drill hole files and underground sampling records and found them to be in keeping with industry standards. Central Sun regularly verifies the database internally, as discussed in a previous section. Extensive validation was completed on the database during preparation of the Santa Pancha South zone model.

In January 2008, Central Sun implemented GEMCOM software and the LOGGER system for entry of logging data directly into a computer during the process of logging

drill core. This approach has been used for all drill core in the 2008 Exploration program.

SPECIFIC GRAVITY

A specific gravity of 2.60 was used for all resource estimations. This is based on measurements done over a period of many years and regular reconciliation of mine production to reserves.

ASSAY QUALITY ASSURANCE AND QUALITY CONTROL

All assays used in the Santa Pancha, Talavera, Veta Nueva and Open Pit resource and reserve estimates are done at the Limón laboratory located at the mine site. The procedures for QA/QC of assays are as follows:

- The laboratory inserts standard samples, duplicate samples and blanks routinely. One blank and one standard sample are inserted in every batch of 24 assays. Duplicates are inserted every tenth sample. The laboratory currently uses two standard samples with the assay values certified by an external laboratory, Lakefield Laboratories, Lakefield, Ontario.

- In addition, the laboratory manager inserts blind duplicate pulps and sends pulp samples to an external laboratory, ACME, for checking. For samples from outside the mine area, duplicates are submitted by exploration staff to ACME for check assays.

Scott Wilson RPA in 2003 and 2005 and Central Sun in 2007 and 2008 have reviewed the quality assurance/quality control (QA/QC) data generated by the Limón mine laboratory and by the exploration staff. This information is compiled monthly and is regularly reported as part of Central Sun's monthly mine site and exploration reports. For the period from 2002 to 2007, most duplicate assays were within 10% of the original

assay, for assays over 2 g Au/t. For assays less than 2 g Au/t, reproducibility is mostly within 25%. For the external check assays, results are mostly within 15% to 20%.

The QA/QC procedures at the Limón laboratory in 2008 are reviewed in section 13 and the assay results are considered by the authors to be suitable for resource estimation.

MINERAL RESOURCE ESTIMATION PROCEDURES

Figure 17-1 in shows the longitudinal section of the Santa Pancha mine area and the new Santa Pancha South zone. The mineral resource estimation for the mine was done using the conventional polygonal method using vertical longitudinal sections which has been the standard practice at the mine for many years. The mineral resource estimated for the new Santa Pancha South Zone, however, was done using a block model with grade interpolation by ordinary kriging. The area of the block model is shown in Figure xx. The methodologies employed for resource estimation for both the mine and the Santa Pancha South zone are described below.

LIMON MINE

After interpretation of cross sections and level plans for the Santa Pancha and Talavera deposits, TMSA geology staff constructs a vertical longitudinal section for each vein. The longitudinal sections show the mine levels, raises, stopes, pillars and other workings, underground chip sample assays and true widths across the vein (averaged over strike lengths of generally 20 m to 30 m), drill hole intercepts with grade and true thickness of the vein, and pertinent geological features such as faults. Plan maps showing location of the Santa Pancha and Talavera veins along with representative geological cross sections are included in Appendix III.

The procedures for estimating Mineral Resources in the Limon Mine using the conventional polygonal longitudinal method are as follows:

FIGURE 17-1 VERTICAL LONGITUDINAL SECTION OF SANTA PANCHA


BLOCK MODEL
Figure 17-1
CENTRAL SUN MINING INC.
Limon Project
Santa Pancha, Nicaragua
Vertical Longitudinal Section
With Inferred Resource
LEGEND
Mined by Pit
Old Mined by Noranda
Mined 2006-2008
Resource Central Sun 2008
Measured & Indicated Resource
DDH Out of Resource
DDH by Estimate Resource
March 2009

- Data from diamond drill holes, surface trench samples and underground channel samples are plotted on detailed cross sections, at a scale of 1:500, at 30 m intervals including all assay data. Thee data provide the basis for the geological interpretation and estimation of average grades of resource blocks.

  Resources are estimated for blocks superimposed on the longitudinal sections. The block heights generally correspond to actual or planned level and sublevel intervals of 15 m to 30 m. In some cases vertical heights are shorter where the blocks represent mineable pillar material between stopes. The strike length of blocks is generally 20 m to 30 m, corresponding to the intervals over which underground chip sample assays and true widths are averaged. In some of the veins, larger blocks are used; up to 50 m vertical height and strike length.

- Block volume is calculated using the vertical height, strike length and true width with an adjustment for dip of the vein.

- Block tonnage is calculated by multiplying the block volume with a specific gravity of 2.6 t/m^3. The 2.6 factor is based on 20 tests in the Limón mill that gave an average of 2.62 g/cm^3; 356 determinations at the mine laboratory that gave an average of 2.58 g/cm^3; and 82 tests at ACME laboratory in Canada that gave an average of 2.55 g/cm^3. The tests were done from 1999 to 2001. More recent tests at ACME on Santa Pancha samples confirm the same specific gravity applies to that deposit indicating that 2.6 t/m^3 is an appropriate factor.

- Average gold grades and true vein widths of the blocks are based on the underground chip sampling, projected down or up dip, or drill holes within and/or adjacent the blocks. Where blocks are projected up or down from drifts, both chip sampling and drill holes are used for the block estimate; the underground

sampling is weighted 2:1 to the drill hole results. When uncertainly exists in relation to older data, blocks have been classified as Inferred Mineral Resources.

- For resource estimation, drill hole intercepts have no minimum width for inclusion. Chip samples are included at a minimum width of 2.4 m, and a minimum mining width of 3.0 m is used to estimate the average grade of a resource block.

- High -grade gold assays are cut to 25 Au g/t. These cutting levels are based on inspection of frequency histograms of assays for the different veins. This practise is reviewed regularly however it is difficult to reconcile cutting factors to mill production figures because of the number of different veins that constitute the mill feed.

- A minimum grade of 3.8 g Au/t over a minimum wide of 3.0 m for inclusion of blocks as mineral resource for underground reserve block configuration. A lower cutoff grade of 3.0 g Au/t is used for reporting additional mineral resources.

SANTA PANCHA SOUTH ZONE

Figure 17-1 above shows the extent of the block model for the Santa Pancha South zone. Table 17-2 outlines the principal parameters for the block model of this zone. The geological interpretation was done initially on plans and sections and then a 3D wireframe model was constructed of the mineralized zone. Continuity of the mineralized zone in drill holes both along strike and downdip in the zone is excellent. Distribution of grade shows higher variability because of the association of high grades with the fine-grained banded chalcedonic quartz which is probably related to later stage mineralization in extensional shears. As drill density increases, better representivity of sampling of this type of mineralization is obtained. For this reason, grades in mining underground tend to be higher than grades predicted from drilling.

TABLE 17-2 PARAMETERS FOR SANTA PANCHA SOUTH ZONE BLOCK MODEL	
Central Sun Mining – Limón Mine	
Strike	7
Dip	-60
Depth	-225 (below surface)
Average width	5m
Strike Length	550m
Number of DDH	53
Total length of drilling including in resource	12626.76m
Total length of old drill holes including in resource	7532.73m

Figures 17-2 and 17-3 respectively, show the histogram and probability plots for uncut assay data and the composite data for the Santa Pancha South zone. High assays were cut to 25 g Au/t prior to compositing following standard practice at the mine as discussed in the previous section. The probability plots show that this is also an appropriate cutting level for the Santa Pancha South zone.

FIGURE 17-2 SANTA PANCHA ASSAY DATA, LOG HISTOGRAM AND PROBABILITY PLOT FOR AU


Log Histogram for AU
Domain 1
Frequency (% of 1900 points)
AU (PPM)
Points: 1900
Weights: 1900
Mean: 1.972
Std Dev: 32.873
Variance: 1080.616
CV: 16.668
Skewness: 42.703
Kurtosis: 1841.924
Geom Mean: 0.220
Log-Est Mean: 1.371
Maximum: 1424.17
75%: 0.860
50%: 0.170
25%: 0.030
Minimum: 0
Log Probability Plot for AU
Domain 1
Cumulative Probability (%)
AU (PPM)

Figure 17-2

CENTRAL SUN MINING INC.

Limón Area
Nicaragua
Santa Pancha Assay Date Set

March 2009

FIGURE 17-3 SANTA PANCHA COMPOSITE DATA, LOG HISTOGRAM AND PROBABILITY PLOT FOR AU



Log Histogram for AU
Domain 1
Points: 900
Weights: 900
Mean: 1.674
Std Dev: 14.736
Variance: 217.147
CV: 8.804
Skewness: 27.790
Kurtosis: 803.770
Geom Mean: 0.238
Log-Est Mean: 1.424
Maximum: 431.68
75%: 1.012
50%: 0.188
25%: 0.030
Minimum: 0
Frequency (% of 900 points)
AU (PPM)
Log Probability Plot for AU
Domain 1
Cumulative Probability (%)
AU (PPM)

Figure 17-3

Limón Area
Nicaragua
Sanata Pancha Composited data

March 2009

Comparison of univariate statistics in the Santa Pancha South zone is shown in Table 17-3. Direct comparison of old and new holes however is difficult because most of the old holes are shallower or to the north or south of the new drill holes so do not directly compare. Results are also very sensitive to the results of a few high assays. Further drilling in areas of historic holes is required, however it is likely that the grades of the new drill holes are more representative as the drill core is larger (NQ vs AQ) and the old standard drills tended to grind core especially in the highly siliceous portions of the mineralized zone where the highest grades are present.

TABLE 17-3 COMPARISON OF UNIVARIANTE STATISTICS, OLD HOLES VERSUS NEW HOLES, SANTA PANCHA SOUTH		
Central Sun Mining – Limón Mine		
Santa Pancha South	**Ungrouped data (Mean)**	**Grouped data (Mean)**
Capped –old holes	2.26	2.39
Capped-new holes	0.81	1.05
Non-Capped old holes	2.83	7.66
Non-Capped new holes without one sample of 1400 g/t	0.87	1.81

Resource estimation parameters for the Santa Pancha South block model are as follows:

- An access database was created in Gemcom software (version 6.1) by extracting files from SQL server in Limon Mine with drill hole collar, survey, assay (Au grades data), for a total of 1328 holes. Only 53 holes were used for block model creation and interpolation in Santa Pancha to create Inferred resource below mining excavations as shown in Figure 17-1.

- The block size is 3m*6m*6m based on minimum requirements for an underground mine blocks in Limon Mine. The block model has dimensions of

405m east (3*135 meter blocks), 900m north (6*150meter blocks) and 330m vertically (6*55 meter blocks) and down the dip.

- An average of specific gravity (SG) estimated for ore bearing gold veins (2.60) in Limon mine based on specific gravity measurements and reconciliation of mine production.

- A top cut of 25 g/t was applied for capping of all assay data. The top cut was chosen based on the log of probability plot for all the gold assays in database and the original top cut that has been used historically and is currently used at the Limon mine.

- All assay data in the database was composited starting at the collar using data from grade capping. All drill holes, weighted based on length of intervals and then composited in 2m intervals then updated with gold bearing domain intersections. The lower detection limit for gold analysis in Limon mine (0.03 g/t) was selected as the minimum background to composite the data.

- The resource estimates for the all mineralized domains were prepared by the block model technique using the Ordinary Kriging method for grade interpolation.

- The different set of variograms analyzed with Snowden supervisor software and different optimum ranges identified for Au. The range of variograms was then selected as an index to categorize the resources in the Santa Pancha South Zone as inferred resource. The search ellipsoid range was set to the same range as the variograms for inferred resource. (See Appendix II, Figures A, B and C)

- The range of variograms were optimized along the X (strike range), Y (dip range) and Z (across the dip range) respectively at 100, 65, 15 meters for the gold-bearing mineralized zones. A ZYZ ellipsoid was designed with rotation around Y

axis (direction 1) to interpolate the data into block model where z=160, y= -45 and z=-160. The variogram input data is presented in table Table 17-4 below.

TABLE 17-4 VARIOGRAMS INPUT DATA, SANTA PANCHA SOUTH			
Central Sun Mining – Limón Mine			
	Nugget	Structure 1	Total Sill
Direction 1 (Y)	0.25	0.56	0.76
Direction 2 (X)	0.25	0.60	0.78
Direction 3 (Z)	0.25	0.47	0.72

Needling was performed for the gold bearing domain (QZBH), whatever was left outside of the ore model was coded as waste. A different rock code was assigned to each zone. Rock codes used are as follows: Ore (QZBH) = 1 and Waste = 99. As the mineralized zone at Santa Pancha South would have to be accessed underground and the wireframe model does not reach surface, no code for Air was required. The range of variograms with the above parameters were used for first pass, if all blocks in the model were not filled then 1.5 times the ranges of variograms were used for inferred resources.

Needling was performed on the block model by rows on regular grid with 3*3 integration level. The minimum percentage to reassign a block was set at 20%. This refers to the percentage of the block that needs to be inside the domain for the rock code to be transferred in the block. By applying 20%, if each domain occupies 20% of block then the designated block will be assigned by appropriate rock code. The minimum percentage was tested and evaluated experimentally in order for the wireframe to be entirely updated and covered by blocks. This step is also necessary to make sure the model does not create additional tonnage, where the wireframe does not exist as the mineralized zone is relatively narrow. The minimum percentage was also tested based on the total volume of mineralized solids to make sure that extra volume around the narrow parts of the mineralized shoots was not excessive.

This method of needling is justified as the model is classified as inferred resources. Use of the Percent Model in Gemcom is recommended for future estimation for the indicated and measured categories.

Results for the resource estimation at different block cutoff grades are presented in Table 17-5.

TABLE 17-5 INFERRED RESOURCES, SANTA PANCHA SOUTH ZONE BLOCK CUTOFF GRADES Central Sun Mining – Limón Mine					
GRADEGROUP	**Volume**	**Density**	**Tonnage**	**AU**	**AU_P**
	M**3 x 1000	T per M**3	T x 1000	Grade	Ounces
0.5-1.5 g/t	291.168	2.600	757.037	1.01	24,672
1.5-3 g/t	333.072	2.600	865.987	2.24	62,279
3-4.5 g/t	216.216	2.600	562.162	3.65	65,993
4.5-6 g/t	89.640	2.600	233.064	5.18	38,797
6-10 g/t	78.192	2.600	203.299	7.47	48,828
>10 g/t	11.772	2.600	30.607	11.55	11,365
Total	**1,020.060**	**2.600**	**2,652.156**	**2.95**	**251,935**

The inferred mineral resource estimate at a cutoff grade of 3.0 g Au/t tonne is presented below in Table 17-6.

TABLE 17-6 INFERRED RESOURCES, SANTA PANCHA SOUTH ZONE BLOCK CUTOFF GRADES Central Sun Mining – Limón Mine					
GRADEGROUP	**Volume**	**Density**	**Tonnage**	**AU**	**AU_P**
	M**3 x 1000	T per M**3	T x 1000	Grade	Ounces
>3 g/t	397.332	2.600	1,033.063	4.99	165,614

The final inferred resource estimate quoted at a cutoff grade of 3.0 g Au/t is **1,033,000 tonnes grading 4.99 g Au/t containing 165,600 ounces of gold.** This is a significant new resource at the Limon mine and demonstrates the excellent potential for outlining additional resources with further systematic exploration.

The mineral resources for the Santa Pancha South zone have been classified as inferred based on drill holes spaced at approximately 50 m by 50 m. Experience at the mine indicates that this spacing is sufficient for inferred. Upgrading of these resources into the indicated category will required in-fill drilling at 25 m spacing. Figure 17-4 shows the 3D block model for Santa Pancha and its position relative to the underground works, Figure 17-5 and 17-6 show a plan map of the block model at surface and at the 150 m level, respectively. Representative cross sections of the block model are shown in Figures 17-8 and 17-9.

FIGURE 17-4 3D BLOCK MODEL, SANTA PANCHA


Figure 17-4
Limon Project
Nicaragua
Santa Pancha - 3D Block Model
LEGEND
AU >0
AU >0.10
AU >0.50
AU >0.70
AU >1.00
AU >1.50
AU >3.00
Old Underground Workings
New Underground Workings
Gold grade is in grams per tonne (g/t)
March 2009

FIGURE 17-5 GENERAL PLANVIEW, SANTA PANCHA


Santa Pancha - General Planview
Limon Project
Nicaragua
Figure 17-5
0 50 100 150 200
Metres
LEGEND
AU >0
AU >0.10
AU >0.50
AU >0.70
AU >1.00
AU >1.50
AU >3.00
Gold grade is in grams per tonne (g/t)
Old Underground Workings
New Underground Workings
March 2009

FIGURE 17-6 AU AT 150 LEVEL, SANTA PANCHA, LIMÓN


0 25 50 75 100
Metres
Figure 17-6
CENTRAL SUN MINING INC.
Limon Project
Nicaragua
Santa Pancha -150 Level
LEGEND
AU >0
AU >0.10
AU >0.50
AU >0.70
AU >1.00
AU >1.50
AU >3.00
Gold grade is in grams per tonne (g/t)
March 2009

FIGURE 17-7 LONGITUDINAL SECTION WITH BLOCKS, SANTA PANCHA


Figure 17-7
CENTRAL SUN MINING INC.
Limon Project
Nicaragua
Santa Pancha
Longitudinal Section with Blocks
0 25 50 75 100
Metres
LEGEND
AU >0
AU >0.10
AU >0.50
AU >0.70
AU >1.00
AU >1.50
AU >3.00
Old Underground Workings
New Underground Workings
Gold grade is in grams per tonne (g/t)
March 2009

FIGURE 17-8 SECTION 3500, SANTA PANCHA


Santa Pancha - Section 3500
Limon Project
Nicaragua
Figure 17-8
0
25
50
Metres
LIM-08-011
LIM-08-012
LIM-08-003
0452
LEGEND
AU >0
AU >0.10
AU >0.50
AU >0.70
AU >1.00
AU >1.50
AU >3.00
Gold grade is in grams per tonne (g/t)
March 2009

FIGURE 17-9 SECTION 3675, SANTA PANCHA


0
25
50
75
100
Metres
Figure 17-9
CENTRAL SUN MINING INC.
Limon Project
Nicaragua
Santa Pancha - Section 3675
0478
0441
LIM-08-001
0476
0239
3188
LEGEND
AU >0
AU >0.10
AU >0.50
AU >0.70
AU >1.00
AU >1.50
AU >3.00
Gold grade is in grams per tonne (g/t)
March 2009

MINERAL RESERVES

Mineral Reserves are estimated for blocks for which a mine plan exists at the Talavera and Santa Pancha mines. Talavera is mined by longitudinal open stoping, and Santa Pancha is mined by cut & fill methods. Mineral Reserves have been estimated for 21 veins, or portions of veins, in the Talavera, Santa Pancha and Veta Nueva vein systems.

Mineral Reserve and Mineral Resource estimates at the Limón Mine are made only for gold grade. Silver grades are considered too low to warrant resource estimation, though minor quantities of silver are produced as a by-product of the mining operations.

DILUTION

The procedures for estimating Mineral Reserves are presented, as follows:

- For the mineral resource blocks defined as described in the previous section, true vein widths are diluted to a minimum width of 2.4 m. The vein width is then diluted to a minimum mining width of 3.0 m.
- If the original true width is less than 2.4 m, dilution is added at zero grade to bring the minimum mining width to 3.0 m.
- If the original true width is 2.4 m or greater, 0.6 m of dilution is added at zero grade.
- A second dilution of 8% is added to the tonnage and grade of each block at zero grade.
- The grade is further adjusted by a factor (mine call factor) derived from the previous year's mill reconciliation. For the 2007 reserve estimate, the grade

adjustment factor is 0.92, based on reconciliation of 2006 operating results. This is consistent with mine call factors in previous years.

Reconciliation of production to mineral reserve blocks and to mill production indicates that the above methodology provides reliable and accurate estimates of reserves on which to base mine planning.

EXTRACTION

At Talavera, mine reserve blocks are forecast with pillars and expected mine losses already removed. It is generally assumed that 100% of the ore in the mine reserve blocks will be extracted. A few blocks in the Life of Mine Plan have extractions less than 100% due to proximity to mined out areas.

At Santa Pancha, the full width of the ore is mined, and extraction is estimated to be 95%. Blocks incorporating sill pillars are reduced to 85% extraction, and those near major faults or old workings range from 50% to 70% extraction.

Historical and recent results suggest that there is potential for mining gains during operations.

CUT-OFF GRADE

The cutoff grade of 3.8 g Au/t on reserve blocks has been estimated based on a US$550 gold price and operating costs of US$70 per tonne. The cutoff grade used for additional resources is 3.0 g Au/t.

CLASSIFICATION

The Mineral Reserves and Mineral Resources of the Talavera and Santa Pancha deposits are classified into Proven and Probable categories (for Mineral Reserves) and Measured, Indicated, and Inferred categories (for Mineral Resources) based on drill hole spacing, assay information from samples collected along underground drifts and cross sections, and apparent continuity of mineralized lenses. The Mineral Reserves and Mineral Resources are estimated at cut-off grades of 3.8 g Au/t for the Mineral Reserves and at 2.7 g Au/t for the additional Mineral Resources.

At both the Talavera and Santa Pancha mines, proven mineral reserves are located between or within 15 m of underground drifts with geological and assay information. Proven reserve blocks are up to 30 m by 30 m on longitudinal sections. Probable mineral reserves include blocks that are within 25 m of a drift and 30 m by 30 m blocks with at least one drill hole or adjacent to blocks defined by drill holes or drifts with geological continuity of the vein.

RESERVE REPLACEMENT

In past years, the Limón Mine has had a good record of replacing mineral reserves during mining by finding new veins, outlining extensions to existing veins and by converting Mineral Resources to Mineral Reserves. Table 17-7 shows the record of reserve replacement over the last nine years.

TABLE 17-7 RESERVE REPLACEMENT

Central Sun Mining– Limón Mine

Year	Reserve At End Of Year ('000 tonnes)	Mill Feed For Year	Reserve Replacement	Replacement As % Of Mill Feed
1998	1,001.5			
1999	1,029.3	361.4	389.2	108%
2000	1,047.6	348.9	367.2	105%
2001	968.6	349.4	270.4	77%
2002	973.6	314.6	319.6	102%
2003	754.6	284.1	65.1	23%
2004	1,786.8	341.2	1,373.4	403%
2005	1,299.3	311.4	-176.1	-57%
2006	1,178.0	295.6	174.3	59%
2007	1,381.0	287.7	490.7	171%
2008	**1,158,0**	**289.0**	**66.0**	**23%**
Year	**Reserve At End Of Year ('000 ounces)**	**Mill Feed For Year**	**Reserve Replacement**	**Replacement As % Of Mill Feed**
1998	278.5			
1999	270.5	77.5	69.5	90%
2000	266.8	102.2	98.5	96%
2001	209.4	78.6	21.2	27%
2002	193.9	63.8	48.3	76%
2003	147.5	52.1	5.7	11%
2004	297.6	54.6	204.7	375%
2005	223.1	47.0	-27.5	-59%
2006	199.3	41.8	18.0	43%
2007	217.2	47.2	65.1	138%
2008	173.7	45.8	2.3	5%

It can be seen that the Limon mine has a successful history of replacement of reserve tonnes and ounces from 1998 to 2007, with the exception of 2005. During 2004, Central Sun increased the amount of the tonnage and contained gold from the previously

estimated Mineral Reserves by 250% and 163% reflecting the major focus on exploration drilling that year.

Table 17-8 shows the conversion of Inferred Mineral Resource to Mineral Reserve in 2008.

TABLE 17-8 2008 RESOURCE TO RESERVE CONVERSION
Central Sun Mining – Limón Mine

Zone/Vein	2006 Inferred Mineral Resources		2007 Mineral Reserves		Conversion (%)	
	Tonnes	g Au/t	Tonnes	g Au/t	Tonnes	Gold
Talavera	304,908	6.52	-28,019	8.53	-9	-12
Santa Pancha	609,070	6.71	-23,270	7.98	-4	-5
Veta Nueva	41,776	7.13	-14,295	6.34	-34	-30
Open Pits	32,269	4.10	150,698	4.63	467	527
Total	**988,023**	**6.59**	**85,114**	**5.85**	**9**	**8**

Note: Totals may not add up exactly due to rounding.

The good record of reserve replacement in recent years suggests that the mine life can be further extended by conversion of existing resources to reserves as well as outlining extensions to existing veins in the immediate mine areas.

18 OTHER RELEVANT DATA AND INFORMATION

MINE OPERATIONS

The lengthy operating history at the Limón Mine provides a solid base from which to estimate future performance. Recent production history for the Limón Mine is presented in Table 18-1.

TABLE 18-1 RECENT MINE PRODUCTION
Central Sun Mining – Limón Mine

	Units	2008	2007	2006	2005	2004	2003
Mill Feed	('000 t)	289.0	287.7	295.6	311.4	341.2	284.1
Head Grade	(g Au/t)	4.9	5.1	4.4	4.7	5.1	5.7
Recovery	(%)	84.9	78.5	83.3	83.8	84.6	88.1
Gold Recovered	(oz)	33,880	36,702	34,341	39,091	46,135	45,851

The Life of Mine Plan is set out in Table 18-2. The Santa Pancha mine will account for an increasing amount of the overall production with supplementary production from open pits and Veta Nueva in addition to the Talavera mine.

TABLE 18-2 2008 MINE PRODUCTION DETAILS
Central Sun Mining – Limón Mine

Underground Mine

Month	Tonnes	Grade (g Au/t)
January	23,521	5.87
February	22,236	5.25
March	20,376	5.02
April	9,455	6.06
May	16,450	5.57
June	15,726	5.49
July	16,842	7.08
August	18,743	4.89
September	15,316	5.51
October	20,160	4.76
November	22,432	4.00
December	16,469	4.00
Total	**217,725**	**5.23**
Open Pit		
Jan–Dec. 2008	**70,653**	**3.68**
Total 2008	**288,378**	**4.85**

SANTA PANCHA MINING METHOD

The Santa Pancha deposit extends up to 190m below relatively flat-lying terrain. The vein width ranges from 3m to 16m, averaging 8me, and the dip varies from 65° to 75°. Ground conditions are expected to be good in the footwall and in the ore, however, in the hangingwall, parallel structures contribute to poorer rock quality than that seen in Talavera.

The mining method utilized for Santa Pancha is sub level stoping, using both unconsolidated waste and cemented rock for backfill. This method will produce less

hangingwall exposure than current longhole stoping methods used at Talavera, and should provide better dilution control.

Access from surface is via a 5m high by 4.5m wide ramp, driven at a grade of 12.5%, and located in the footwall (Figures 18-1 and 18-2). Horizontal levels will be driven at 15m intervals and cross-cuts into the ore driven from the levels.

The primary stopes are prepared by developing sub-levels in the vein, at 15 m intervals, from an access drift driven in the footwall, parallel to the vein. The 15 m spacing between levels was found to be the optimum interval to achieve both productivity and reduced dilution. From the access parallel drift, crosscuts are driven on approximately 60 m centres to the ore and the sub-level is opened up from the footwall to the hanging wall of the vein. An undercut is developed in both directions from the crosscut while an uppercut is prepared in the same manner on the upper level, at a vertical distance of 15m. This effectively leaves 11 m from the back of the lower level to the floor of the upper level. A slot connecting both levels is then cut at each end of the stopes. The slot raises are driven conventionally, or using the ITH drill and the "Drop Raising" method, which consists of drilling longholes from the uppercut to the undercut and blasting in a retreat fashion. The slot raises are advanced an average of 3.2 metres per blast. Slot raises are 2.2m square in section.

Stope production begins with ore blasted in vertical slices using the slot as the free face. Remote control scoop trams are used as the stopes are mined longitudinally without draw points to minimize development. The blasting pattern is 1.2m by 1.5m, with the outside holes drilled 0.30 m inside the hanging wall and footwall contacts. The equipment used is the ITH rig, drilling 98.4mm diameter holes. Backfill with cemented development rock begins once the level is mined every 5m along the vein strike.

FIGURE 18-1 SANTA PANCHA MINE DEVELOPMENT PLAN



FIGURE 18-2 SANTA PANCHA MINE DEVELOPMENT PLAN – 3D SCHEMATIC


LOOKING TO SOUTH WEST
Figure 18-2
Limón Mine
Nicaragua
Santa Pancha Mine
Development Plan
March 2009

Waste rock for backfill is supplied from underground development waste (stockpiled on surface near the portal) or from Santa Pancha open pit waste, located approximately 1.4 km away. Waste rock will be mixed on surface with 1.0 to 3.5% Portland Standard cement mixed with water at 0.7:1 to 0.8:1 ratio and then trucked underground. Equipment will be transferred from Talavera as production there winds down. Some major additional equipment purchases are contemplated for mining Santa Pancha, including a hydraulic jumbo. The expansion of the mine involves increased jumbo drilling requirements, and may require higher utilization of existing equipment, with correspondingly higher maintenance costs.

Previous mining on the Santa Pancha vein system indicated a need for substantial dewatering to lower the water table. TMSA reports that volumes up to 1,500 GPM are being pumped out of the mine. Pumped water will be collected in a surface settling and cooling pond, tested for contaminants, and released into a nearby creek. Communities downstream are expected to benefit from a reliable water supply (the creek normally runs dry in the dry season).

Fresh air enters the mine at the portal, draw down the ramp, onto the main levels, and exhaust up the existing shafts (Pozos). The surface exhaust fan is 250 HP, 72" diameter, located in level 90, close to existing Shaft No.2. Auxiliary ventilation fans draw air from this loop and ventilate working areas. Drop raises are utilized to move air from level to level as required.

Development began in January 2005 and commercial production was established in March of 2007. Detailed planning of stope layouts, ventilation plans, and electrical layouts are available. A geomechanics expert was consulted in late 2006 to provide with technical recommendations on stopes dimensioning, specifications on cemented rock backfill and a rock mass classification of different areas of the mine.

The water that infiltrates the current mining area of Santa Pancha underground operation is plus 70 degrees C therefore the mine's dewatering and ventilation systems need to be efficient in order to facilitate mineral extraction. Pozo #2 (Shaft #2) and Pozo #1 (Shaft#1) existing vertical shaft infrastructures are utilized as the mines main dewatering sumps. An efficient pumping system has been installed to pump up 3000gpm to ensure water levels are kept up to 20m below the mine development and operating levels. Maintaining water level below the underground operations facilitates mine development and reduces the ambient temperature of the underground operation.

In 2008, the Santa Pancha ventilation system was redesigned to maximize its efficiency and improve the working environment of the miners. The air volume of the forced air ventilation system was increased from 160,000cfm to 250,000cfm and ventilation doors were installed in strategic locations to provide adequate ventilation to the stopes and development headings. On Level 90, a drift was installed to connect Pozo #1 with Pozo #2, completing the mines ventilation circuit whereby the main access ramp and Pozo#1 are the mines fresh air intakes and Pozo#2 is the mines exhaust shaft. These ventilation improvements along with a reduction in the miners work shift to 6 hours, has improved Santa Pancha's production and made it a safer place to work. Figures 18-3 and 18-4 outline development work at Santa Pancha.

TALAVERA MINING METHOD

The Talavera underground mine was developed with an access ramp driven from the surface to reach the 91 m and 100 m levels in 1991, and was further deepened during the following years to reach the 280 m level in 2001 and 300 m level in 2002. The ramp system branches on 135 m level into a West ramp giving access to the Talavera II, Oeste and Talavera Sur veins and into an East ramp, giving access to the Talavera Principal, Talavera Este, Ligia, and Santa Emilia veins. The mining methods used are longitudinal open stoping for the primary stopes and sub-level retreat for the pillar recovery. Stopes are backfilled with unconsolidated development waste. Development historically has been top

down, with sill pillars left at regular intervals. The Talavera mining operation is fully mechanized. It uses trackless equipment that includes four articulated haul trucks, each of 15 tonnes capacity, two pneumatic jumbos and one hydraulic electric jumbo, four six-yard production scooptrams equipped with remote controls, two 3½-yard development scooptrams, as well as a number ground support and service vehicles. Production drilling is performed with two "In The Hole" (ITH) pneumatic longhole drills, and one top hammer longhole drills. The mine equipment is adequate to support the future 450 tonnes per day operation. Ore is transported from the stopes to an underground ore chute, where trucks are loaded for haulage out of the mine to the Limón processing plant, four kilometres away. Three raises provide the necessary ventilation to the mine, as well as emergency escape routes (Figures 18-3 and 18-4).

The primary stopes are prepared by developing sub-levels in the vein, at 15 m intervals, from an access drift driven in the footwall, parallel to the vein. The 15 m spacing between levels was found to be the optimum interval to achieve both productivity and reduced dilution. From the access parallel drift, crosscuts are driven on approximately 60 m centres to the ore and the sub-level is opened up from the footwall to the hanging wall of the vein. An undercut is developed in both directions from the crosscut while an uppercut is prepared in the same manner on the upper level, at a vertical distance of 15 m. This effectively leaves 11 m from the back of the lower level to the floor of the upper level. A slot connecting both levels is then cut at each end of the stopes. The slot raises are driven conventionally, or using the ITH drill and the "Drop Raising" method, which consists of drilling longholes from the uppercut to the undercut and blasting in a retreat fashion. The slot raises are advanced an average of 3.2 metres per blast. Slot raises are 2.2 metres square in section. Typical stope preparation takes approximately two months to complete, once access to the block is available.

Stope production begins with ore blasted in vertical slices using the slot as the free face. Remote control scooptrams are used as the stopes are mined longitudinally without draw points to minimize development. The minimum planned stope width is three

FIGURE 18-3 LIMÓN MINE, TALAVERA SITE PLAN


Figure 18-3
CENTRAL SUN MINING INC.
Limón Mine
Nicaragua
Talavera Site Plan
N
to Plant Site
Portal
Talavera Pit
Mine Office
Stockpile
Core Shack
Ventilation Raise
Core Shack
Waste Pill
Workshop
Warehouse
Dry
Compressors
Fuel Station
Ventilation Raise
Monte Large Road
11,750 E
11,500 E
11,250 E
15,750 N
15,500 N
0
50
100
150
200
Metres
March 2009

FIGURE 18-4 TALAVERA MINE SCHEMATIC


SANTA EMILIA WEST
MAIN L101A
RAMP PORTAL
MAIN RAMP
TALAVERA 1A
FW L-200
TALAVERA SUR
TALAVERA 1B
TALAVERA 11
Figure 18-4
Limón Mine
Nicaragua
Talavera Isometric
March 2009

metres. The blasting pattern is 1.2 m by 1.5 m, with the outside holes drilled 0.30 m inside the hanging wall and footwall contacts. The equipment used is the ITH rig, drilling 98.4 mm diameter holes. Backfill with unconsolidated development waste begins once the level is mined and there is a need to mine the overlying level.

As the ramp deepens, new stopes are developed underneath previously mined blocks. Sill pillars are thus required to allow access to new, lower ore blocks. In this case, the upper level of the lower block is developed 15 m below the main haulage level of the upper block, leaving an 11 m pillar. This pillar is mined over the backfilled lower stope (i.e. after the extraction and backfilling of both the upper and lower blocks) by a sublevel retreat method employing holes drilled upward, removing the blasted ore with remote controlled scooptrams. Depending on the ore thickness, a remnant pillar may be left for support, varying between two metres and five metres, but rarely more than three metres. The slot raise in this method is driven as a conventional raise. Drilling of the pillars is done with the top hammer drills (Tamrock Solo A405 drills, an Atlas conventional track drill and, occasionally, with the ITH drill), drilling holes of 63.5 or 76.2 mm.

VETA NUEVA PROJECT

The Veta Nueva is located 4 km west of the existing milling facility and 1 km from the operating Talavera underground mine. The property can be accessed year-round by gravel road.

The Veta Nueva ore body lies up to 180m below flat-lying terrain and strikes in an east-west direction. The resource boundary has variable geometry and contacts that clearly define two segments separated by a low grade area 80m long. The true vein width varies from a minimum of 2.4m to over 5m with an average of approximately 4.6m. The dip varies from 65° to 85°. The depth of the deposit and its geometry requires exploitation underground methods be considered.

The mining method found to be the most appropriate for the ground conditions which are expected to be relatively good are longitudinal open stoping for the primary stopes, and sublevel retreat for the pillar recovery. Stopes will be backfilled with unconsolidated development waste, as practiced in the Talavera mine, located 400m to the West. Development will be top down with sill pillars left at regular intervals. The maximum level interval will be 20 m. The stopes will be up to 50 m along strike. All reserves blocks in Veta Nueva are planned to be mined by these methods.

Production sequence will utilize up to two different stopes from Q3 2009 to Q2 2011, when most areas of the mine are developed. Production drilling will be done by pneumatic boom jumbos. While the mine reaches its maximum production rate in 2009, up to 2 units will be required, while a single one will be needed for the following years. All drill rigs are planned to come from the Talavera mine and no new units have considered being purchased. Production drilling from upper levels will consist of holes with 2.5 inch diameters and 15m long holes drilled in a parallel pattern. Stopes will be mucked with 5yd3 LHD, which will load 11.5 TM trucks where the one-way traveling distance is over 250m.

Excavation of the portal began in January 2008 and since that time 150 metres of the 600 metre main ramp has been completed. Currently the ramp is being driven 4m by 4.5m at a -14.0% gradient. Re-handle bays and sumps are designed at reasonable distances. The ramp width will eventually allow for CAT 725 traffic if it were necessary. Other development works in waste, including cross-cuts, mucking bays, etc, amount to 260m.

Veta Nueva mining will begin in 2010 with ore production commencing during Q1 of that year and continuing until 2012. The geometry and size of the ore deposit will allow a production capacity of up to 70,000 t/y, with maximum rate expected to be reached in 2012; the planned production rate is related to veins geometry. The ore from Veta Nueva

will act as complimentary production to the Santa Pancha mine in order to meet the Limon mill capacity. Figure 18-5 shows development work at Veta Nueva.

OPEN PIT MINING

Current surface production is small-scale (Figure 18-6). TMSA reports that future open pit mining will be near surface, with low stripping ratios. Excavation is by dozer and backhoe – drilling and blasting is not always necessary. Haulage is performed by road trucks that move ore to the central mill complex. Open pit waste will be used in the construction of tailings dams and for backfill at Santa Pancha.

During this year's dry season (Dec. 08 to May 09), 50% to 75% of the Limón Mine's production will come from its small open pit mineral sources (Pozo 5, Veta Nueva, SEO2, Babilonia, Pozo Bono, Tajo Sur and Tajo Norte), taking the pressure off of the underground operation and allowing them to focus on developing and preparing stope blocks for the coming months. This operation strategy will allow Central Sun to better achieve the planned production for the second half of 2009.

MANPOWER

As of December 2007, the Limón Mine employed 453 people, including temporary contractors, and the Managua office. Hourly employees belong to one of three unions, whose bargaining agreements are negotiated every two years. Different strikes along the year by one of the unions limited production for 2007.

FIGURE 18-5 VETA NUEVA PROJECT – 3D SCHEMATIC


PORTAL RAMP
RP-PRINCIPAL
Level - 75
Level - 95
Level - 115
Level - 135
Level - 155
Level - 175
VETA NUEVA 2
Level - 195
Level - 215
Level - 235
VETA NUEVA PIT
CH-VENTILACIO
VETA NUEVA 1
Figure 18-5
CENTRAL SUN
Limón Mine
Nicaragua
Veta Nueva Project
March 2009

FIGURE 18-6 SURFACE PLAN OF LIMÓN OPEN PITS


Pit South
Mill
Pit North
Pit Veta Nueva
Figure 18-6
Limón Mine
Nicaragua
Surface Plan Limón Pits
0 100 250 500
Metres
March 2009

LIFE OF MINE PLAN

Future production, detailed in Central Sun's Limón Life of Mine Plan (LOMP) of January 1, 2008 is summarized in Table 18-3. The LOMP is based on the Limón Mineral Reserves as of December 31, 2007.

TABLE 18-3 LIMÓN MINE, LIFE OF MINE PLAN

	Units	2009	2010	2011	2012	Total
Talavera	('000 t)	21		35		56
Grade		4.09		4.43		4.30
Veta Nueva			34	63	71	168
Grade			5.63	5.65	5.68	5.66
Santa Pancha	('000 t)	238	211	158	84	691
Grade		4.85	4.80	4.90	4.59	4.81
Open Pit	('000 t)	65	94	83		242
Grade	(g Au/t)	4.75	3.78	2.75		3.69
Mill	('000 t)	324	340	340	154	1,158
Grade	(g Au/t)	4.79	4.60	4.46	5.09	4.68
Recovery	(%)	86	86	86	86	86
Gold	**(oz)**	**42,822**	**43,231**	**41,952**	**21,724**	**149,729**

ENVIRONMENTAL CONSIDERATIONS

Central Sun reports that an Environmental Impact Study for mining of the Santa Pancha deposit has been submitted and approved. TMSA was issued an operating permit (Resolucion Administrativa Numero 03-2005) on January 31, 2005, from MARENA, the Ministry of the Environment.

COMPLIANCE

Central Sun reports that it operates the Limón Mine in compliance with all applicable requirements and reports that it has not received any non-compliance orders by regulators. Under the purchase agreement in 1994, TMSA has no obligations for environmental damages caused by the operations prior to 1994; however, it does have the obligation to mitigate as required.

TAILINGS MANAGEMENT

Tailings from the mill are deposited in an impoundment area that lies within the Santa Rosa drainage (system?). This area, located upstream from the old tailing disposal facility, was completed in the fall of 1998 after the previous area had reached capacity.

In order to prevent any solution from reaching the environment, the pond was designed in such that the decanter water from the tailings pond is re-circulated to the mill. During some parts of the year, when the impoundment area has a positive water balance and excess pond water volume, the level is reduced through an evaporation system (Central Sun, 2005).

TAILINGS DAM

The Santa Rosa impoundment area dam was built in four stages. Since stage I in 1998, the dam has been raised in three lifts; five metres in March 2000, three metres in June 2002, and a third lift in 2004. A final three metre lift was built in 2005. TMSA staff calculates that the impoundment will have the capacity required until mid-2009.

In 2008, a new approach to optimize the Santa Rosa dam storage capacity was investigated. As a result, an expansion of the existing dam was designed to add an estimated thirty months to its storage capacity. The upgrade construction was completed in May 2008 after all the detailed engineering and environmental permits were in place.

During the first half of 2009, the Company plans to complete engineering and permitting of the new San Jose tailings impoundment area. This new impoundment area will be necessary to meet the tailings storage requirements of the Mine Life Plan.

CLOSURE

Central Sun reports that there are no closure requirements (including financial assurance) for the mine, shop, mill, and offices area, as these are considered by the government to be of historic and tourism interest.

There are minimal closure requirements for the tailings dam. The final lift design includes stabilization of the slopes and a reforestation plan has already been filed with the government. TMSA has had good success in re-vegetating the older tailings impoundments. Prior to construction of the new impoundment area, an environmental impact study was completed and approved in June 1998 by MARENA, the Ministry of Environment, with the following conditions:

- Preparation of a Closure plan of the old (North) tailings area

- Monitoring wells must be installed above and below the facility to monitor groundwater quality
- Discharges of process water must be monitored and meet the criteria of Decree 33-95 which provides water quality guidelines for discharge of industrial wastewater;
- Monitor the condition and performance of the facility; and
- Personnel responsible for the tailings disposal facility must be trained to safely operate the facility.

Central Sun reports that it is in compliance with all of these requirements. It is reported that the government has accepted, in writing, the closure of the old tailings area.

A program of re-vegetation of the old tailings is in progress. Re-vegetation on the tailings occurs naturally at a very rapid rate due to the favourable climate and the retention of water within the former tailings cells. A reforestation program, currently underway, significantly reduces the potential for erosion, as well as the requirement for rehabilitation. Local varieties of trees have been planted in two areas and a third area is the site of a vegetable crop. The area surrounding the mine is annually subject to heavy rainfall in October and November. Prior to its merger with Central Sun, Black Hawk had constructed overflow channels on all of the old tailings cells in order to eliminate erosion during the rainy season.

The Limón mine closure costs were estimated by an independent consultant. Subsequently, they were modified by TMSA to better reflect local wage rates and past experience. This estimate does not include the Santa Pancha underground and open pit mines, or the proposed new tailings impoundment area, because the estimate pre-dates these developments. Central Sun is in the process of estimating closure costs for Santa Pancha.

CAPITAL AND OPERATING COST ESTIMATES

Capital and operating costs have been estimated by mine staff, based on historical costs.

Capital costs for Talavera include deferred development, equipment rebuilds, and miscellaneous materials. Santa Pancha capital costs include deferred development, ventilation system installation, pumping systems, equipment purchases & rebuilds, and electrical systems. Deferred development costs are calculated on a cost per metre basis, using actual material costs from developing ramps at Talavera and Santa Pancha. Infrastructure capital costs include tailings dam construction, light vehicles and buildings/farm. Reclamation costs are based on TMSA's closure estimate, with $100,000 added by Scott Wilson RPA to cover reclamation of Santa Pancha and the new tailings pond, which were not included in TMSA's estimate. No contingency has been applied to capital costs. The capital costs are summarized in Table 18-4.

Talavera and infrastructure costs are well-known and predictable. Santa Pancha costs will depend on efficient execution of the production schedule. Reclamation estimates are based on past experience on the mine site.

TABLE 18-4 LOMP CAPITAL COSTS Central Sun Mining – Limón Mine		
Area	**Item**	**Cost ('000s)**
Talavera&Veta Nueva	Deferred Development	1,612
	Ventilation	200
	Pumping	
	Equipment	
	Electrical	
Santa Pancha	Deferred Development	1,584
	Ventilation	60
	Pumping	140
	Equipment	1,964
	Electrical	
Infrastructure	Tailings Dams	4,800
	Light Vehicles	
	Buildings/Farm	71
Closure	Reclamation	
TOTAL		**10,431**

Operating costs for the Limón Mine are based on past experience, with the exception of Santa Pancha mining costs, which were developed from first principles by TMSA staff. Unit operating costs are summarized in the Table 18-5.

Talavera mining cost projections are approximately 8% lower than previous years, due to haulage savings from a new underground truck chute, reduced reliance on expatriate supervision, and increased use of low-cost ANFO in place of high-cost high explosives.

Normally, longhole mining would be expected to be lower-cost than cut & fill mining. Comparing Talavera costs to Santa Pancha costs, however, the opposite is true, due to the difference in vein widths. Talavera averages close to two metres, while Santa Pancha averages close to eight metres. The increased tonnes per vertical meter allows cut & fill mining to be more productive than narrow-vein longhole methods. In areas where Santa Pancha is narrow, unit costs are expected to be higher.

TABLE 18-5 LOMP UNIT OPERATING COSTS Central Sun Mining – Limón Mine		
Item	**Units**	**LOMP Average**
Talavera Mining	$/t Talavera ore	83.94
Santa Pancha Mining	$/t Santa Pancha ore	25.97
Open Pit Mining	$/t Open Pit ore	16.80
Total Mining	$/t milled	27.83
Milling	$/t milled	20.07
G&A	$/t milled	18.44
Total	**$/t milled**	**66.34**

Operating costs should be as predicted, subject to normal operating variation. Santa Pancha mining costs remain unproven, and may vary by a greater amount, however, within the bounds of the sensitivity testing (see Sensitivity Analysis below).

ECONOMIC ANALYSIS

Central Sun has prepared a Life of Mine Plan (LOMP) that schedules production of the Mineral Reserves as of January 1, 2009. The mine life is forecast to be approximately 3.5 years, ending in the second quarter of 2012. Central Sun's projection of the pre-tax cash flow is shown in Table 1-2, expressed in US dollars (US$). The key input parameters are:

- Production of 1,012 tonnes per day (based on 327 days per annum).
- Reserve Base: Mineral Reserves of 1.158 million tonnes at an average grade of 4.68 g Au/t..
- Total production: 1.158 million tonnes at 4.68 g Au/t.
- Annual gold production: 42,780 ounces, average.

- Metallurgical recovery of 86%.
- Gold price of $818 per ounce, average.
- Silver revenue assumed to be not material.
- Revenue is recognized at the time of production.
- Operating costs: $65.24 per tonne milled.
- Capital costs: $13.07 million.

GLOBAL MARKETS

The principal commodities produced at the Limón Mine (gold and silver by-product) are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. Scott Wilson RPA used a gold price of $375 per ounce for the Base Case.

The Nicaraguan Cordoba has shown a steady decline against the US dollar over the past few years:

- December 31, 2007 – 1 US dollar = 19.22 Cordobas
- December 31, 2006 – 1 US dollar = 18.57 Cordobas
- December 31, 2005 – 1 US dollar = 17.21 Cordobas
- December 31, 2004 – 1 US dollar = 16.24 Cordobas
- December 31, 2003 – 1 US dollar = 15.43 Cordobas

For costs originally estimated in Cordobas (for example, labour), Central Sun applies an inflation factor of 6% per annum before converting to US dollars.

CASH FLOW ANALYSIS

The undiscounted pre-tax cash flow totals $33.9 million. The unit cash operating cost is $541 per ounce of gold. Capital expenditures are estimated to total $55 per ounce, and royalties are forecast to total $50 per ounce, over the remaining mine life. The total cash cost of production, including operating, capital, and royalties, is estimated to be $646 per ounce.

Central Sun's physical and cost data are consistent with operations during the past several years. In view of recent gold prices ranging from $900 per ounce to $1,000 per ounce, the Limón Mine is expected to generate a positive cash flow for the period detailed in the Life of Mine Plan.

TABLE 18-6 LIMÓN MINE, CASH FLOW MODEL

PRODUCTION	UNITS	2008	2009	2010	2011	2012	PLAN TOTAL
MINING							
ORE MINED (UG)	TM		258,718	245,574	256,942	154,370	915,604
GOLD GRADE	gpt		4.79	4.91	5.02	5.09	4.94
ORE MINED (OPEN PIT)	TM		64,948	94,426	83,058	0	242,432
GOLD GRADE	gpt		4.75	3.78	2.75	0.00	3.69
TOTAL ORE MINED	**TM**		**323,666**	**340,000**	**340,000**	**154,370**	**1,158,036**
AVG. GRADE	**gpt**		**4.79**	**4.60**	**4.46**	**5.09**	**4.68**
MILLING							
FEED TONNES	TM		323,666	340,000	340,000	154,370	1,158,036
GOLD GRADE	gpt		4.79	4.60	4.46	5.09	4.60
RECOVERY	%		86.0%	86.0%	86.0%	86.0%	86.0%
GOLD BULLION	OUNCES		42,822	43,231	41,952	21,724	149,729
GOLD IN CARBON	OUNCES						
RECOVERED OUNCES	OUNCES		**42,822**	**43,231**	**41,952**	**21,724**	**149,729**
SILVER BULLION	OUNCES						
GROSS INCOME							
NET REALIZED GOLD PRICE PER OUNCE	US $		800	825	825	825	818
GOLD REVENUE	**US $**		**34,257,350**	**35,665,970**	**34,610,299**	**17,922,450**	**122,456,070**
COST OF PRODUCTION							
MINING	US $		9,008,669	8,830,074	8,791,659	3,904,932	30,535,334
MILLING	US $		6,499,380	6,818,245	6,818,251	3,095,683	23,231,559
ADMINISTRATION	US $		6,389,292	6,270,984	6,270,984	2,847,208	21,778,468
TOTAL COST	**US $**		**21,897,341**	**21,919,304**	**21,880,895**	**9,847,822**	**75,545,362**
UNIT COST PER TONNE							
MINING	US$/TM		27.83	25.97	25.86	25.30	26.37
MILLING	US$/TM		20.08	20.05	20.05	20.05	20.06
ADMINISTRATION	US$/TM		19.74	18.44	18.44	18.44	18.81
COST PER TONNE	US $		**67.65**	**64.47**	**64.36**	**63.79**	**65.24**
COST PER OUNCE	US $		**511.36**	**507.02**	**521.57**	**453.31**	**504.55**
GROSS PROFIT/LOSS OF PRODUCTION	US $		**12,360,009**	**13,746,666**	**12,729,405**	**8,074,627**	**46,910,708**
Repadre Royalty Expenses (3%)	US $		1,027,721	1,069,979	1,038,309	537,673	3,673,682
Income Tax Advances (Advalorem 3%)	US $		1,027,721	1,069,979	1,038,309	537,673	3,673,682
PROFIT/LOSS of OPERATION	US $		**10,304,568**	**11,606,708**	**10,652,787**	**6,999,280**	**39,563,343**
CAPITAL EXPENDITURE	US $						
MINE	US $	1,712,879	1,949,810	1,367,301	1,367,301	875,801	7,273,092
MILL	US $	231,490	970,000	600,000	3,830,000	0	6,851,490
INFRASTRUCTURE	US $	95,179	71,000				166,179
							0
TOTAL CAPITAL	**US $**	**2,039,549**	**2,990,810**	**1,967,301**	**5,197,301**	**875,801**	**13,070,762**
NET CASH FLOW	US $	**-2,039,549**	**7,313,759**	**9,639,407**	**5,455,486**	**6,123,479**	**26,492,582**
Depreciation	US $						
NET PROFIT/LOSS BEFORE INCOME TAX	US $	**(2,039,549)**	**7,313,759**	**9,639,407**	**5,455,486**	**6,123,479**	**26,492,582**
Income Tax							
NET PROFIT/LOSS AFTER INCOME TAX		**(2,039,549)**	**7,313,759**	**9,639,407**	**5,455,486**	**6,123,479**	**26,492,582**
CUMULATIVE NET CASH FLOW		**(2,039,549)**	**5,274,210**	**14,913,617**	**20,369,103**	**26,492,582**	

SENSITIVITY ANALYSIS

Variations to the LOMP base case NPV calculated at a 5% interest rate are detailed in Table 18-7, and graphed in Figure 18-4. The cash flow is most sensitive to gold price, followed by operating cost.

TABLE 18-7 SENSITIVITY DATA
Central Sun Mining – Limón Mine

Parameter Variables	Units	-20%	-10%	Base	+10%	+20%
Gold Price	$/oz	670	753	837	921	1004
Operating Cost	$/tonne	56	63	70	77	84
Capital Cost	$millions	7.22	8.12	9.02	9.92	10.82

NPV	Units	-20%	-10%	Base	+10%	+20%
Gold Price	$millions	11,5	22,6	33,8	44,9	56,1
Operating Cost	$millions	35,3	34,6	33,8	33,1	32,3
Capital Cost	$millions	47,7	40,7	33,8	26,9	19,9
Mine Life	$millions	11,5	22,7	33,8	44,9	56,1

FIGURE 18-7 CASH FLOW SENSITIVITY GRAPH


NPV @ 10% Discount rate
$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$0

	-20%	-10%	Base	10%	20%
capital	$22,626,537	$21,741,759	$20,856,981	$19,972,203	$19,087,425
cost	$33,094,468	$26,975,724	$20,856,981	$14,738,237	$8,619,494
price	$2,270,632	$11,563,806	$20,856,981	$30,150,155	$39,443,330

19 CONCLUSIONS

Based on the review of the production and exploration data as well as the successful 2008 Exploration program, it is concluded that:

- The procedures used in assaying, and Mineral Reserve and Mineral Resource estimation, are in keeping with industry standards and are appropriate for the deposit and mining methods.
- The targets set out in the Life of Mine Plan for four years commencing January 1, 2009 are achievable. Annual production should average 42,780 ounces per year over the remaining 3.5 years of reserves.
- The Life of Mine Plan cash flow is most sensitive to gold price and operating cost. The current gold prices above $US900 per ounces support a robust mining operation.
- Historic and recent experience at the Limon mine indicates that there is excellent potential to outline additional reserves in the mining areas as well as outline extensions to vein systems.
- The Santa Pancha South zone discovered in 2008 increased overall inferred resources on the Limon property to 419,000 ounces; with an historic conversion rate of approximately 50% to inferred ounces to reserve ounces, this has potential to add 4 to 5 years to future mine life.
- A number of promising exploration targets have been outlined which warrant continued follow up drilling and surface exploration. There is excellent potential to substantially increase resources on the Limon mine property.
- The geological environment at Mestiza-La India is very prospective and warrants further exploration including drill testing of the geophysical anomalies and drilling of the historical resources at La India.
- The upgrading of the Limon laboratory should be completed as soon as possible to implement a LIMS system to manage all data digitally and also implement a bar code sample system to eliminate problems of mislabeling samples.

20 RECOMMENDATIONS

It is recommended that:

- Ongoing exploration efforts at the mines continue with the goal of extending the mine life by conversion of resources to reserves and by delineating extensions to existing veins in the immediate mine area.

- Exploration should be continued aggressively to test other target areas within trucking distance of the mill.

- Continue the exploration program in progress at Mestiza-La India and expand the program to include the complete La India concession.

- More regional exploration should be carried out to evaluate the potential for significant gold deposits on other concessions held by Central Sun in the Limón area.

The recommended 2009 Exploration Program Budget, exclusive of expenditures for the mine operation, is as follows:

Diamond Drilling	
Mine underground and shallow surface - 6,000m at $150/m all up	$ 900,000
Santa Pancha South upgrade to indicated – 11,000m at $200/m all up	$2,200,000
Drilling other targets Limon concession - 3,000 m at $200/m all up	$ 600,000
Drilling Mestiza-La India targets – 5,000m at $200/m all up	$1,000,000
Trenching	
Surface targets for potential new open pits	$ 50,000
Geophysics	
IP, ground magnetic surveys – 100 line km @$2,000 per line km	$ 200,000
Prospecting, sampling	
Reconnaissance exploration surrounding concessions	$ 100,000
Management, supervision, reporting	
Limon and Mestiza-La India projects	$ 150,000
TOTAL	**$5,200,000**

21 SOURCES OF INFORMATION

Agnerian, H. and Cox, J.J. 2005: Technical Report on Limon Mine, Nicaragua; Scott Wilson Roscoe Postle & Associates NI 43-101 report prepared for Glencairn Gold Corporation, February 24, 2005.

Agnerian, H. and Roscoe, W.E., 2002, The Contour Method of Estimating Mineral Resources: Can. Inst. Min. & Metallurgy Bulletin, v. 95 pp. 100-107, July 2002.

Atkin, K.T.J., 2005a, Personal Communication.

Atkin, K.T.J., 2005b, December 31, 2004, Reserve Estimate and Exploration Summary: Triton Minera, S.A. Internal Memorandum to James Watts, January 31, 2005.

Gareau, M, 2005, Personal Communication on the Description of the Type of Epithermal Gold Mineralization at Limón, February 2005.

Gareau, M., 2004, Technical Report on the Santa Pancha Resource Estimate for the Limón Mineral Concession of Nicaragua: Central Sun Internal (NI 43-101) Report, November 24, 2004.

Central Sun Gold Corporation, 2005, Miscellaneous Technical Data.

Central Sun Gold Corporation, 2004, Annual Information Form (AIF), May 2004.

Gold-Ore Resources Ltd., 2005, Press Release of January 6, 2005.

Gold-Ore Resources Ltd., 2005, Press Release of June 24, 2004.

Golder Associates Ltd., 2003, Review of Phase III Tailings Dam, El Limon Mine: Draft Technical Memorandum No. 031-118024 to Roscoe Postle Associates Inc., July 25, 2003.

Golder Associates Ltd., 2001, Causes of El Limon Tailings Dam Failure: Privileged and Confidential Report No. 001-1833 to Black Hawk Mining Inc., August 10, 2001.

Grande Cache Resources Ltd., 2004, Press Release of October 27, 2004

Hale, C.J. 2008, Mestiza Geophysical Program: report prepared for Central Sun Mining Inc., December 16, 2008

Hedenquist, J., 2004, Observations on Assessment of the Santa Rosa – Uval and Victoria Targets, El Limón Epithermal Gold Mining District, Nicaragua: Report for Central Sun Gold Corporation, December 2004.

Hedenquist, J., 2002, Observations on Exploration Potential in the El Limon Epithermal Gold Mining District, Nicaragua: Report for Black Hawk Mining Ltd., April 2002.

Hedenquist, J.W., Arribas, J. and Gonzales-Urien, E., 2000, Exploration for Epithermal Gold Deposits: Reviews in Economic Geology, Vol. 13, pp. 245-277.

Pearson, W.N. and Speirs, G., 2008 Technical Report on Mineral Resources and Mineral Reserves, Limón Mine and Mestiza area, Nicaragua, NI 43-101 Report prepared for Central Sun Mining, March 31, 2008

Pérez, B.P., 2005, Check Assay Results on Internal Laboratory Standards: TMSA Internal Data, October to December, 2004.

Roscoe, W.E., 2004, Santa Pancha Mineral Resource Estimate: Roscoe Postle & Associates (RPA) Memorandum to Michael Gareau of Central Sun Re Site Visit to El Limón from November 2 to 4, 2004, November 8, 2004.

Roscoe, W.E., Clow, G.G. and Lalonde, M.A., 2003, Technical Report on the Nicaragua Properties of Black Hawk Mining Inc.: Roscoe Postle & Associates (RPA) NI 43-101 Report Prepared for Black Hawk Mining Inc., August 12, 2003.

Schandl, E, 2008, Petrographic and Mineralogical Study, The Santa Pancha Deposit, El Limon Gold Mining District, Nicaragua: GeoConsult, Report prepared for Central Sun Mining Inc., August 4, 2008.

Steffen, Robertson and Kirsten (U.S.), Inc.,1999, Update to Technical Audit Black Hawk Mining Inc. Triton Minera S.A. El Limón Mine, Nicaragua; prepared for Standard Bank, New York, February 17, 1999.

Triton Minera, S.A., 2005, Manual for Laboratory Procedures for Sample Preparation and Assaying of Samples at the El Limón Mine Laboratory (in Spanish): Internal Company Document, January, 2005.

22 SIGNATURE PAGE

This report entitled "**Technical Report on Mineral resources and Mineral reserves, Limón Mine and Mestiza-La India areas, Nicaragua**" and dated March 14, 2009 was prepared by and signed by the following authors:

Original signed by:

"William N. Pearson"

Dated at Toronto, Ontario
March 14, 2009

William N. Pearson, Ph.D., P.Geo.
Executive Vice President, Exploration
Central Sun Mining Inc.

Original signed by:

"Graham A. Speirs"

Dated at Toronto, Ontario
March 14, 2009

Graham A. Speirs, P.Eng.
Chief Operating Officer
Central Sun Mining Inc.

23 CERTIFICATE OF QUALIFICATIONS

WILLIAM N. PEARSON, PH.D., P.GEO.

I, William N. Pearson, Ph.D., P.Geo. do hereby certify that:

1. I am Executive Vice President, Exploration with Central Sun Mining Inc. ("Central Sun") of Suite 500, 6 Adelaide Street East, Toronto, ON, M5C 1H6.

2. I am a graduate of the University of British Columbia in 1974 with a Bachelor of Science Honours degree in Geology, of Queens University, Kingston, Ontario with a Masters of Science degree in Economic Geology in 1977 and of Queen's University with a Doctor of Philosophy in Economic Geology in 1980.

3. I am registered as a Professional Geoscientist (P.Geo.) in the Provinces of Ontario (Reg. No. 0001) and British Columbia (Reg. No. 18540).

4. I have worked as a Geologist for a total of 34 years since my graduation. My relevant experience for the purpose of the Technical Report is:
   - Review and reporting as a consultant and company executive on exploration and mining projects in 16 countries in North America, South America, Central America, Europe, East Asia and Australia for due diligence and regulatory requirements
   - Have extensive experience in gold exploration in Central America
   - Previously and presently managing exploration programs for epithermal gold deposits

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

6. I am responsible for overall preparation of the this report entitled "Technical Report on Mineral Resources and Mineral Reserves, Limon Mine and Mestiza-La India Areas, Nicaragua prepared for Central Sun Mining Inc. dated March 25, 2009, "Technical Report" including all sections except Sections 16, 17 (Mineral Reserves) and 18.

7. I visited the Limón Mine and Mestiza-La India projects and reviewed results from these projects on a regular basis starting in October 2007 to October 2008. Since October 1, 2007 I have supervised all aspects of exploration for Central Sun Mining including supervision of on-going work at the Limon mine and Mestiza project.

8. I previously prepared a Technical Report on the property dated March 31, 2008.

9. As of the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10. I am not independent of Central Sun applying the tests set out in Section 1.4 of NI43-101.

11. I have read NI 43-101F1, and the Technical Report has been prepared in compliance with NI43-101 and Form 43-101F1.

12. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of this Technical Report.

Original signed by:

"William N. Pearson"

Dated at Toronto, Ontario
March 14, 2009

William N. Pearson, Ph.D., P.Geo.
Executive Vice President, Exploration
Central Sun Mining Inc.

GRAHAM SPEIRS, P.ENG.

I, Graham A. Speirs, P. Eng., do hereby certify that:

1. I am a Chief Operating Officer with Central Sun Mining Inc. ("Central Sun") and work out of the Managua Office; Canal 10 de TV, 1C al Norte, 1.5 C al Oeste, Casa #613, Bolonia, Managua, Nicaragua.
2. I am a graduate of the Laurentian University, Sudbury, Ontario, Canada, in 1985 with a Bachelor of Science degree in Mining Engineering.
3. I am registered as a Professional Engineer (P.Eng.) in the Province of Ontario (Reg. # 43804806).
4. I have worked as a Mining Engineer for a total of 23 years since my graduation. My relevant experience for the purpose of the Technical Report is:
    - Review and report as a consultant for Kilborn-SNC Lavalin, AMEC, GEMIN on several mining operations and Projects around the world for due diligence, regulatory requirements, scoping studies, prefeasibility studies and definitive feasibility studies.
    - Senior Mine Engineer for several projects built by J.S. Redpath Ltd. around the world.
    - Construction Manger for construction of mines built in North America, Chile, Papua New Guinea, Peru.
    - Mine operator for open pit and underground mines operated in Peru, Costa Rica, and Nicaragua.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.
6. I am responsible for Sections 16, 17, 18 of this report entitled "Technical Report on Mineral Resources and Mineral Reserves, Limon Mine and Mestiza Areas, Nicaragua prepared for Central Sun Mining Inc. dated March 31, 2008, "Technical Report".
7. I have visited the Limón the Mine at least once a month and I am in daily communication with the operation from Oct., 2006 to present. I visited the Mestiza-La India project from Oct. 19th to 20th, 2006.
8. I previously prepared a Technical Report on the property dated March 31, 2008.

9. As of the date hereof, to the best of my knowledge, information and belief the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10. I am not an independent of Central Sun applying the tests set out in section 1.5 of National Instrument 43-101.

11. I have read NI 43-101F1, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

12. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of this Technical Report.

Original signed by:

"Graham A. Speirs"

Dated at Managua, Nicaragua
March 14, 2009

Graham A. Speirs, P. Eng.
Chief Operating Officer
Central Sun Mining Inc.

24 APPENDIX I DRILL HOLE COORDINATES

TABLE II-1 COLLAR COORDINATES AND ORIENTATION OF DRILL HOLES, SANTA PANCHA Central Sun Mining – Limón Mine						
Hole	Easting	Northing	Elevation	Length (metres)	Az(i)	Dip(i)
LM-08-001	19407.47	13641.67	60.09	294.00	291°	-67°
LM-08-002	19378.73	13555.98	60.45	283.65	291°	-69°
LM-08-003	19422.50	13441.00	60.50	315.85	291°	-60°
LM-08-004	19385.5	13407.0	65.0	306.5	270°	-70°
LM-08-005	19459.00	13350.00	60.0	352.6	270°	-70°
LM-08-006	19439.00	13300.00	61.0	336.7	270°	-70°
LM-08-007	19507.50	13354.00	63.5	182.9	291°	-65°
LM-08-008	19484.00	13465.00	60.00	402.40	291°	-61°
LM-08-009	19457.00	13404.10	61.00	368.15	284°	-71°
LM-08-010	19393.40	13598.50	56.00	248.70	291°	-60°
LM-08-011	19363.50	13463.50	64.00	247.40	291°	-42°
LM-08-012	19363.50	13463.50	64.00	266.86	291°	-57°
LM-08-013	19385.00	13555.98	60.04	272.85	291°	-58°
LM-08-014	19457.50	13404.10	61.00	346.60	284°	-52°
LM-08-015	19457.50	13404.10	61.00	255.05	284°	-64°
LM-08-016	19261.50	13527.50	63.00	117.45	290°	-45°
LM-08-017	19250.00	13507.00	64.50	108.15	290°	-45°
LM-08-018	10506.50	13405.50	60.00	376.95	291°	-54°
LM-08-019	19507.50	13554.00	63.50	366.40	291°	-55°
LM-08-020	19507.50	13554.00	63.50	354.00	291°	-48°
LM-08-021	19234.50	13590.00	61.00	77.30	284°	-50°
LM-08-022	19412.50	13423.50	64.00	301.85	291°	-46°
LM-08-023	19335.00	13504.50	60.00	262.95	291°	-62°
LM-08-024	19265.00	13573.00	61.00	118.45	270°	-63°
LM-08-025	13573.00	13573.00	61.00	167.90	241°	-80°

(i) All measurements are in metres except Azimuth (Az) and Dip which are measured in degrees.

25 APPENDIX II VARIOGRAPHY

FIGURE II-1 HORIZONTAL CONTINUITY FOR AU



Horizontal Continuity for AU
Domain 1
Lag 10
00-->020
00-->000
00-->090
00-->180
00-->270
Figure II-1
Limón Area
Nicaragua
Santa Pancha
March 2009

FIGURE II-2 ACROSS-STRIKE VERTICAL CONTINUITY FOR AU


Across-Strike Vertical Continuity for AU
Domain 1
Lag
10
00-->290
90-->000
-90-->000
00-->110
-45-->110
Figure II-2
CENTRAL SUN MINING INC.
Limón Area
Nicaragua
Santa Pancha
March 2009

FIGURE II-3 DIP PLANE CONTINUITY FOR AU


Dip Plane Continuity for AU
Domain 1
Lag
10
00-->020
14-->006
-45-->110
45-->290
00-->200
Figure II-3
Limón Area
Nicaragua
Santa Pancha
March 2009

FIGURE II-4 VARIOGRAM DIRECTION 1


(Direction 1) 14-->006: Normal Scores Continuity for AU
Domain 1
Lag 20
Gamma (1.000)
Pair Counts
Sample Separation (m)
Sph(0.56, 100)
N(0.25)
Figure II-4
CENTRAL SUN
Limón Area
Nicaragua
Santa Pancha
March 2009

FIGURE II-5 VARIOGRAM DIRECTION 2


(Direction 2) -42-->083: Normal Scores Continuity for AU
Domain 1
Gamma (1.000)
Pair Counts
Sample Separation (m)
Lag 20
Sph(0.6, 65)
N(0.25)
Figure II-5
Limón Area
Nicaragua
Santa Pancha
March 2009

FIGURE II-6 VARIOGRAM DIRECTION 3


(Direction 3) -45-->290: Normal Scores Continuity for AU
Domain 1
Lag
15
Gamma (1.000)
1.25
1.00
0.75
0.50
0.25
0.00
Pair Counts
50000
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
0.0 7.5 15.0 22.5 30.0 37.5 45.0 52.5 60.0 67.5 75.0 82.5 90.0 97.5
Sample Separation (m)
Sph(0.47, 15)
N(0.25)
Figure II-6
CENTRAL SUN
Limón Area
Nicaragua
Santa Pancha
March 2009

26 APPENDIX III PLANS AND SECTIONS

FIGURE III-1 TALAVERA DEPOSIT, VEIN GEOLOGY PLAN VIEW, 150 LEVEL


12500 E
12000 E
11500 E
11000 E
16000 N
15500 N
15000 N
C
C'
B
B'
A
A'
Fault
Veta Nueva
Ligia
Talavera Sur
Talavera II
Figure III-1
Limón Mine
Nicaragua
Talavera Deposit
Vein Geology Plan View, 150 Level
0 100 200 300 400 500
Metres
Legend:
Mineralized Veins
Underground workings
Cross Section
March 2009

FIGURE III-2 TALAVERA II & TALAVERA SUR, CROSS SECTION A-A'


A
A'
50 Level
150 Level
250 Level
350 Level
March 2009
TALAVERA SUR
TALAVERA II
2.53 / 2.69m
6.75 / 4.87m
11.69 / 3.16m
29.29 / 5.43m
21.24 / 1.91m
13.52 / 3.3m
10.12 / 1.63m
6.57 / 3.7m
12.94 / 2.0m
6.41 / 1.55m
3.68 / 3.0m
3.62 / 2.51m
6.90 / 1.70m
3.34 / 1.24m
3.33 / 2.71m
5.01 / 4.86m
1.72 / 3.57m
Legend:
Andesite
Mineralized Vein
Drillhole number
Drillhole trace with intersection
(g/t Au / metres)
Metres
Figure III-2
Limón Mine
Nicaragua
Talavera Deposit
Cross Section A - A'
Talavera Sur & Talavera II Structures

FIGURE III-3 TALAVERA DEPOSIT, SEO & LIGIA STRUCTURES, CROSS SECTION B-B'


B'
B
SEO I
LGNE
6.7 / 4.1m
4.92 / 2.4m
5.27 / 2.5m
6.79 / 4.4m
4.56 / 3.1m
6.33 / 2.4m
10.05 / 2.7m
1.32 / 1.2m
2.67 / 4.72m
0.22 / 4.62m
50 Level
150 Level
250 Level
Figure III-3
Limón Mine
Nicaragua
Talavera Deposit
Cross Section B - B'
(SEO & Ligia Structures)
Metres
Legend:
Andesite
Mineralized Vein
Drillhole number
Drillhole trace with intersection
(g/t Au / metres)
March 2009

FIGURE III-4 TALAVERA DEPOSIT, VETA NUEVA VEIN, CROSS SECTION C-C'


C'
C
VETA NUEVA
12.27 / 5.96m
6.92 / 5.2m
4.91 / 3.4m
3.58 / 4.1m
6.3 / 3.9m
7.96 / 3.4m
8.67 / 4.3m
18.13 / 2.3m
2.39 / 3.8m
9.30 / 4.7m
6.4 / 5.9m
50 Level
150 Level
250 Level
Figure III-4
Limón Mine
Nicaragua
Talavera Deposit
Cross Section C - C'
(Veta Nueva Vein)
Metres
Legend:
Andesite
Mineralized Vein
Drillhole number
Drillhole trace with intersection
(g/t Au / metres)
March 2009

FIGURE III-5 SANTA PANCHA DEPOSIT, POZO 1 & 2 VEINS, PLAN VIEW - 30 M LEVEL


19,200 E
19,300 E
19,500 E
14,081 N
CAPULIN FAULT
FW
HW
HW2
14,024 N
13,996 N
14,000 N
13,967 N
Pozo 1
(Shaft)
13,939 N
13,910 N
13,900 N
13,882 N
13,853 N
13,825 N
13,796 N
13,800 N
13,768 N
13,739 N
13,711 N
13,700 N
13,682 N
Pozo 2
(Shaft)
400L
13,654 N
13,626 N
13,600 N
13,570 N
March 2009
N
Legend:
Underground Workings
Underground Workings New
Shaft
Mineralized vein
Fault
0 10 20 30 40 50
Metres
Figure III-5
CENTRAL SUN MINING INC.
Limón Property
Nicaragua
Santa Pancha Deposit
Pozo 1 & 2 Veins
Plan View -30 m Level

FIGURE III-6 SANTA PANCHA DEPOSIT, POZO 1 & 2 VEINS, VERTICAL CROSS SECTION 13,768 N


Pit Surface 05/2007
3165
3163
0011
3161
3152
3151
3168
0273
10.83 / 4.77m
3.73 / 6.38m
2.86 / 4.44m
8.16 / 5.73m
FW
HW
3.73 / 3.24m
7.62 / 8.40m
9.16 / 6.92m
5.91 / 8.12m
5.49 / 8.36m
3.26 / 7.67m
3.73 / 10.12m
5.47 / 9.27m
2.81 / 7.62m
0321
0319
0319 FW 3.47 / 8.60m
0321 FW 4.79 / 9.90m
0319 HW 4.24 / 12.70m
0321 HW Did Not Test HW zone
Legend:
Mineralized Vein
Mined Out
3152 Drillhole number
Drillhole trace with intersection (g/t Au / metres)
Fault
FW Footwall HW Hangingwall
120 m
90 m
60 m
30 m
0 m
-60 m
-90 m
-120 m
-150 m
-180 m
-210 m
0 10 20 30 40 50
Metres
March 2009
Figure III-6
Limón Property
Nicaragua
Santa Pancha Deposit, Pozo 1 & 2 Veins
Vertical Cross Section 13,768 N
Looking NNE

FIGURE III-7 SANTA PANCHA DEPOSIT, POZO 1 & 2 VEINS, VERTICAL CROSS SECTION 13,910 N


Trenching
TR-2
TR-3
8.04 / 4.5m
3.49 / 4.5m
3030
3016
3237
3131
3181
3006
3138
3012
Weathered Zone
LEVEL 72
2.48 / 3.6m
LEVEL 82
9.96 / 2.7m
LEVEL 100
4.65 / 2.9m
1.11 / 2.9m
6.23 / 7.9m
3154
3156
0.08 / 2.8m
1.07 / 8.3m
0.53 / 2.7m
0.76 / 8.8m
2.26 / 4.9m
0.97 / 8.6m
FW
1.47 / 6.2m
HW
Legend:
Mineralized Vein
Mined Out
3156 Drillhole number
Drillhole trace with intersection (g/t Au / metres)
Fault
FW Footwall HW Hangingwall
0.0
100.0
120 m
90 m
60 m
30 m
-60 m
-90 m
-120 m
-150 m
-180 m
-210 m
-180 m
-210 m
0 10 20 30 40 50
Metres
March 2009
Figure III-7
CENTRAL SUN MINING INC.
Limón Property
Nicaragua
Santa Pancha Deposit, Pozo 1 & 2 Veins
Vertical Cross Section 13,910 N
Looking NNE

FIGURE III-8 SANTA PANCHA DEPOSIT, POZO 1 & 2 VEINS, VERTICAL CROSS SECTION 14,081 N



Weathered Zone
Hw2
FW
HW
6.16 / 3.11m
0.37 / 6.02m
0.18 / 3.61m
0.63 / 4.00m
7.79 / 3.52m
9.79 / 6.30m
3.86 / 5.90m
6.00 / 2.40m
12.13 / 2.42m
0.25 / 6.89m
0.21 / 7.08m
3.76 / 0.83m
0.19 / 6.01m
8.51 / 5.41m
0.24 / 11.37m
0179
0117
3134
3209
3024
3212
3015
3017
1255
1269
1260
60 m
30 m
0.0 m
-30 m
-60 m
-90 m
-120 m
-150 m
-180 m
-210 m
-240 m
-270 m
Legend:
Mineralized Vein
Mined Out
3024 Drillhole number
Drillhole trace with intersection (g/t Au / metres)
Fault
FW Footwall HW Hangingwall
Figure III- 8
Limón Property
Nicaragua
Santa Pancha Deposit, Pozo 1 & 2 Veins
Vertical Cross Section 14,081 N
Looking NNE
0 10 20 30 40 50
Metres
March 2009

FIGURE III-9 VERTICAL LONGITUDINAL SECTION, TATIANA VEIN, MESTIZA PROPERTY


Figure III-9
CENTRAL SUN MINING INC.
Mestiza Area, Nicaragua
Vertical Longitudinal Section
Tatiana Vein
LEGEND
Russian Trench: 12.4g/1.05m
CSM Trench Check: 5.3g/1.4m
Diamond Drill Hole: DH-71
Russian Drill Hole: 4.10g/t 0.86m
Diamond Drill Hole: TAT02
CSM Drill Hole: 0.83g/t 6.9m
Gold Grade Contours
0 50 100 200
Metres
March 2009

Trenching work - results comparison

	Russian 1980		CSM - 2007	
Trench ID #	Grade (g)	Width (m)	Grade (g)	Width (m)
TR-210	-	-	0.5	0.4
TR-24	8.1	0.9	11.6	0.9
TR-197	1.8	1.9	1.7	1.9
TR-215	0.5	0.9	2.8	1.0
TR-379	1.75	1.3	2.6	0.4
TR-26	3.1	1.3	5.3	1.4

Inferred Mineral Resource

Category	Block	Tonnes	g Au/t	Oz
Inferred	BL-08-01	137,000	4.9	21,600
Inferred	BL-08-02	43,000	20.8	28,800
Inferred	BL-08-03	378,000	8.9	108,200
Inferred Total[1]		558,000	8.8	158,600

Notes: 1. - Totals may not add up exactly because of rounding